



08002224

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Banco do Brasil S.A

*CURRENT ADDRESS SBS - Ed. Sede III
Brasília 70073
Brazil

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35186 FISCAL YEAR 12/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

2G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
2G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 4/30/08

(D5) Financial Statements 4th Quarter 2007 (Balance Sheet, Income Statements, Statement of Changes in Stockholder Equity, Statement of Changes in Financial Position, Notes to Financial Statements and Additional Information)

MANAGEMENT REPORT 2007

Dear Shareholders,

We present the Management Report, the Financial Statements and the Sustainability Report of Banco do Brasil for the year 2007, in conformity with the requirements of the Brazilian Corporate Law, the National Monetary Council (CMN), the Brazilian Central Bank, the Brazilian Securities Commission (CVM) and BB's By-laws.

Macroeconomic Environment

In 2007, the international scenario was impacted by the increased uncertainties related to the US real estate market and its effects on the international financial markets. Turmoil arose in view of the strong increase in price volatility of assets, credit restrictions and increase in default, with potential impacts on the US and global economic activity.

The soundness of the Brazilian external accounts, backed by robust trade balances, even though in downturn (US$ 40 billion at the end of 2007) and the strong reserve accumulation, which inventories reached US$ 180.3 billion, were paramount so that the increased volatility and the stronger aversion to risk could not have a huge impact on the Brazilian assets. Accordingly, the foreign exchange rate continued its appreciation curve, closing the year at R$1.77/US$1.

The favorable scenario for the inflation, which characterized 2006 and the beginning of 2007, has showed a worrying reversion at the end of last year, but not on a pace to put the major inflation rate at risk. This scenario, allied to the increased economy growth, has favored the inflow of foreign capital, the increased investment capacity and the reduced country risk. With the continuing strengthening of the macroeconomic foundations, the major risk rating agencies have upgraded Brazil's risk rating, placing it short of one level from the investment grade, which was already reached by the securities denominated in domestic currency, according to Standard & Poor's criteria.

Accordingly, the Brazilian Central Bank has reduced the Selic rate to 11.25% p.a., its lowest level ever since it was created. The pause in the flexibilization cycle of the monetary policy was the response to the external turmoil and the resulting inflation pressure risks arising from the increase in the domestic demand. The actual GDP growth, above 5% per year, was supported by the increased investments, actual income, employment level and favorable credit market conditions.

Highlights of the period

In this scenario, the Bank recorded net income of R$ 5.1 billion in 2007, with a 22.5% return on equity, reaffirming the profitability course noted in previous years. R$ 2 billion was set aside as shareholders' compensation - R$ 1.3 billion as interest on own capital and R$ 685.2 million in dividends.

The loan portfolio increased 20.7% and one may highlight the increase of 43.3% in payroll loan operations, a segment of which we became the leaders in 2007.

For the year, one of the concerns guiding the Company's operation was to improve the operating efficiency. Accordingly, BB launched the Excellence in Management Program, with the purpose of reducing operating costs by optimizing the allocation and use of resources. Among the program measures, we may highlight the reorganization of the back-office structure and the Early Retirement Plan (PAA) for employees eligible for benefits from the Caixa de Previdência dos Funcionários do Banco do Brasil, Previ, Benefit Plan.

Other efforts were employed to face the wave of takeovers of financial institutions by BB's major peers in recent years. Therefore, in 2007 the Bank started studies to take over Banco do Estado de Santa Catarina (Besc), Banco do Estado do Piauí (BEP) and Banco Regional de Brasília (BRB).

Also worth mentioning are the new contracts for operating the payrolls of the States of Minas Gerais, Maranhão, and Bahia, which gave rise to the opening of 580.4 thousand new current accounts, the issue of 1.1 thousand credit and debit cards and the offering of other products and services for the public officers of these states.

One should also emphasize the execution and renewal of contracts with 483 domestic municipalities, involving the cash management and payroll.

In its business expansion strategy with non-account holders, BB has executed 13 new partnerships with retailers and recorded, for the year, the issue of 1.1 thousand credit cards in connection with partnerships.

In order to meet the commitment assumed when it adhered to the Novo Mercado (New Market) segment - 25% of outstanding shares –, BB promoted the Public Secondary Offering of Shares in 2007 and advanced the subscription period of the "C" Bonds. These measures increased the Company's free-float from 14.8% to 21.7%.

To strengthen its sustainability commitment, BB launched the Agenda 21, the Company's social and environmental action planning.

Outlook

In spite of indexes pointing towards a US economy downturn and the recession risks, inflation continues to be a limitating factor for the operation of the US Monetary Authority. Therefore, a gradual reduction in the US interest rate is expected.

In the domestic scenario, the discontinuance of the CPMF, the tax on bank operations, has implied changes in the budget strategy of the public accounts and caused the Government to take corrective measures to make for collection losses. Revenues are expected to continue to have a favorable performance, even though not so strong as that noted in last year.

Accordingly, the Government is expected to meet the fiscal target for 2008 and the domestic economy is expected to grow, even with less speed. It is believed that there are still room for business expansion and, consequently, for improvement of BB's results.

Going towards its 200th anniversary, BB is concerned with keeping the tradition, pioneering and boldness that made the Company the country's largest bank. Accordingly, in addition to the celebratory actions evolving throughout 2008, the Bank will promote other actions to ensure the sustainability for the next 200 years.

Among the strategies for 2008, we highlight the launch of specific loan, cards and pension products for differentiated targets; the expansion of operations with the public sector and its public officers; the growth of business with non-account holders by way of partnerships with large companies; the expansion of BB's presence and operations abroad; the expansion of the real estate loans; keeping the leadership in innovative self-service solutions; and the reinforced Company's social and environmental commitment.

We wish to continue to grow, by offering return on the stockholders' investment, honoring clients' preference and generating benefits to the Brazilian society.

[Please see 4Q 2007 Financial Statement enclosed in the following pages]

Financial Statements 4Q07

BANCO DO BRASIL

ÍNDEX

MANAGEMENT REPORT 2007

Dear Shareholders,

We present the Management Report, the Financial Statements and the Sustainability Report of Banco do Brasil for the year 2007, in conformity with the requirements of the Brazilian Corporate Law, the National Monetary Council (CMN), the Brazilian Central Bank, the Brazilian Securities Commission (CVM) and BB's By-laws.

Macroeconomic Environment

In 2007, the international scenario was impacted by the increased uncertainties related to the US real estate market and its effects on the international financial markets. Turmoil arose in view of the strong increase in price volatility of assets, credit restrictions and increase in default, with potential impacts on the US and global economic activity.

The soundness of the Brazilian external accounts, backed by robust trade balances, even though in downturn (US$ 40 billion at the end of 2007) and the strong reserve accumulation, which inventories reached US$ 180.3 billion, were paramount so that the increased volatility and the stronger aversion to risk could not have a huge impact on the Brazilian assets. Accordingly, the foreign exchange rate continued its appreciation curve, closing the year at R$1.77/US$1.

The favorable scenario for the inflation, which characterized 2006 and the beginning of 2007, has showed a worrying reversion at the end of last year, but not on a pace to put the major inflation rate at risk. This scenario, allied to the increased economy growth, has favored the inflow of foreign capital, the increased investment capacity and the reduced country risk. With the continuing strengthening of the macroeconomic foundations, the major risk rating agencies have upgraded *Brazil's* risk rating, placing it short of one level from the *investment grade*, which was already reached by the securities denominated in domestic currency, according to *Standard & Poor's* criteria.

Accordingly, the Brazilian Central Bank has reduced the Selic rate to 11.25% p.a., its lowest level ever since it was created. The pause in the flexibilization cycle of the monetary policy was the response to the external turmoil and the resulting inflation pressure risks arising from the increase in the domestic demand. The actual GDP growth ,above

5% per year, was supported by the increased investments, actual income, employment level and favorable credit market conditions.

Highlights of the period

In this scenario, the Bank recorded net income of R$ 5.1 billion in 2007, with a 22.5% return on equity, reaffirming the profitability course noted in previous years. R$ 2 billion was set aside as shareholders' compensation - R$ 1.3 billion as interest on own capital and R$ 685.2 million in dividends.

The loan portfolio increased 20.7%and one may highlight the increase of 43.3% in payroll loan operations, a segment of which we became the leaders in 2007.

For the year, one of the concerns guiding the Company's operation was to improve the operating efficiency. Accordingly, BB launched the Excellence in Management Program, with the purpose of reducing operating costs by optimizing the allocation and use of resources. Among the program measures, we may highlight the reorganization of the back-office structure and the Early Retirement Plan (PAA) for employees eligible for benefits from the *Caixa de Previdência dos Funcionários do Banco do Brasil*, Previ, Benefit Plan.

Other efforts were employed to face the wave of takeovers of financial institutions by BB's major peers in recent years. Therefore, in 2007 the Bank started studies to take over Banco do Estado de Santa Catarina (Besc), Banco do Estado do Piauí (BEP) and Banco Regional de Brasília (BRB).

Also worth mentioning are the new contracts for operating the payrolls of the States of Minas Gerais, Maranhão, and Bahia, which gave rise to the opening of 580.4 thousand new current accounts, the issue of 1.1 thousand credit and debit cards and the offering of other products and services for the public officers of these states.

One should also emphasize the execution and renewal of contracts with 483 domestic municipalities, involving the cash management and payroll.

In its business expansion strategy with non-account holders, BB has executed 13 new partnerships with retailers and recorded, for the year, the issue of 1.1 thousand credit cards in connection with partnerships.

In order to meet the commitment assumed when it adhered to the Novo Mercado (New Market) segment - 25% of outstanding shares –, BB promoted the Public Secondary Offering of Shares in 2007 and advanced the subscription period of the "C" Bonds. These measures increased the Company's *free-float* from 14.8% to 21.7%.

To strengthen its sustainability commitment, BB launched the Agenda 21, the Company's social and environmental action planning.

Outlook

In spite of indexes pointing towards a US economy downturn and the recession risks, inflation continues to be a limitating factor for the operation of the US Monetary Authority. Therefore, a gradual reduction in the US interest rate is expected.

In the domestic scenario, the discontinuance of the CPMF, the tax on bank operations, has implied changes in the budget strategy of the public accounts and caused the Government to take corrective measures to make for collection losses. Revenues are expected to continue to have a favorable performance, even though not so strong as that noted in last year.

Accordingly, the Government is expected to meet the fiscal target for 2008 and the domestic economy is expected to grow, even with less speed. It is believed that there are still room for business expansion and, consequently, for improvement of BB's results.

Going towards its 200th anniversary, BB is concerned with keeping the tradition, pioneering and boldness that made the Company the country's largest bank. Accordingly, in addition to the celebratory actions evolving throughout 2008, the Bank will promote other actions to ensure the sustainability for the next 200 years.

Among the strategies for 2008, we highlight the launch of specific loan, cards and pension products for differentiated targets; the expansion of operations with the public sector and its public officers; the growth of business with non-account holders by way of partnerships with large companies; the expansion of BB's presence and operations abroad; the expansion of the real estate loans; keeping the leadership in innovative self-service solutions; and the reinforced Company's social and environmental commitment.

We wish to continue to grow, by offering return on the stockholders' investment, honoring clients' preference and generating benefits to the Brazilian society.

ECONOMIC-FINANCIAL PERFORMANCE

BB recorded net income of R$ 5.1 billion in 2007, 16.3% lower than that recorded in 2006. The difference between the results is explained by the impact of extraordinary effects in the periods. While in 2006 R$ 2,4 billion were recorded in extraordinary revenues, in 2007, in view of the Early Resignation Program (PAA) and the Cassi restructuring plan, the result was reduced by R$ 604 million and R$ 325 million, net of taxes, respectively. By excluding this extraordinary effects, the 2007 income would be R$ 5.7 million, 56.8% higher than the 2006's (R$ 3.7 million)

Highlights			
Income	**2007**	**2006**	**Δ 2006 (%)**
Net Income	5,058	6,044	(16.3)
Income without the extraordinary effects	5,748	3,665	56.8
Gross Income from Financial Interm.	15,155	10,808	40.2
Administrative Expenses	(15,896)	(13,744)	15.7
Equity	**Dec/2007**	**Dec/2006**	**Δ Dec/2006(%)**
Assets	357,750	296,356	20.7
Loan Portfolio	160,739	133,157	20.7
Deposits	188,282	158,841	18.5
Assets under Management	220,135	182,683	20.5

Shareholders' equity increased 16.9% in 2007, amounting to R$ 24.3 billion in December. Return on stockholders' equity reached 22.5%, compared to 32.1% recorded in 2006.

For the year, BB retained its domestic leadership in assets, with R$ 357.8 million, in operations with loan characteristics, with a portfolio of R$ 149.4 billion, in total deposits, with R$ 188.2 billion; and in third party asset management, with R$ 220.1 billion.

Income from loan operations totaled R$ 25.3 billion, an increase of 16.9% as compared to 2006, which was in line with the increase in the loan portfolio.

Service revenues reached R$ 9.9 billion, an increase of 11.4% as compared to last year, which was an effect of the increased volume of assets under management and the increased base of account holders and cards.

Administrative expenses, comprising personnel expenses and other administrative expenses, with the extraordinary impact of expenses on the Early Retirement Plan (PAA) and the Cassi restructuring, totaled R$ 15.9 billion, an increase of 15.7% as compared to 2006.

Accordingly, the efficiency ratio (administrative expenses/operating income) reached 51.4%, as compared to 47.5% in last year. The coverage ratio of personal expenses with service revenues reached 108.1%, a 480 base points decrease in relation to 2006. If one excludes the extraordinary effects, the recurring efficiency ratio reached 49% and the cover rate, 127,7%, as compared to 53.2% and 112.9% respectively, in 2006.

The efficient process to grant, collect and recover loans enabled a controlled default and the steady allowances for loan losses, by closing the year with R$ 5.7 billion, a decrease of 20.5% as compared to last year.

The Basel ratio reached 15.6%, as compared to 17.3% in the previous year. This decrease is explained by the growth in tax credits which require capital contribution of approximately 300%. Even so, the excess capital rose to R$ 10.3 billion, providing leverage of R$ 93.6 billion for new loan operations.

To further information, see the Performance Analysis Report at BB's Portal (www.bb.com.br/ri).

SHARE PERFORMANCE

Banco do Brasil's shares (BBAS3) closed the year with appreciation of 47%, the highest among the banks listed at Ibovespa, the Bovespa Ratio, quoted at R$ 30.40. The Ibovespa index appreciated 43.7% during the same period.

BBAS3 was traded in all Bovespa sessions, in the amount of R$ 14.8 billion for the year, and continued to be listed in the theoretical portfolios of the major São Paulo Stock Exchange ratios: Ibovespa, Ibrx50, Ibrx, IGC, ISE and Itag.


94.6 %
47.0 %
43.7 %
Dec/06 Jan/07 Feb/07 Mar/07 Apr/07 May/07 May/07 Jun/07 Jul/07 Aug/07 Sep/07 Oct/07 Oct/07 Nov/07 Dec/07
Volume$ BB Ibovespa C Series Warants

BB Shares and "C" Bonds vs. Ibovespa

With a view to providing even more liquidity to the Bank's stock and access by small investors, a 3 to 1 stock split took place in June. This step led to an increase in the number of outstanding shares without changing shareholders' equity and the percentage interests of shareholders.

With the purpose of meeting the commitment to reach a *free-float* of 25% until 2009, which was assumed upon adhering to the Novo Mercado in 2006, the General meeting of stockholders of October approved the early exercising of the "C" Series Bonuses, by entitling the holders of these Bonuses, at their sole criteria, to exercise such right in November. The possibility of rescheduling on an earlier date did not overrule the right of exercise in the period originally foreseen. 78.2% of the "C" bonuses were exercised, giving rise to a dilution of 2.1% in capital. The appreciation of the "C" bonus was 94.6% in a 12-month period.

Accordingly, BB promoted, at the end of the year, a public secondary offering of shares owned by Caixa de Previdência dos Funcionários do Banco do Brasil - Previ and BNDES Participações S.A.. 117.7 million of BBAS3 instruments were sold, with the price of R$ 29.25, totaling R$ 3.4 billion.

Tipo de Investidores	Nº of investors	%	Quantity of shares	%
Individuals	115,013	94.3	41,731,849	35.4
Companies	2,544	2.1	23,302,067	19.8
Foreign investors	272	0.2	51,267,602	43.5
Related Parties	4,014	3.3	1,264,722	1.1
Others	180	0.1	177,237	0.2
Total	**122,023**	**100.0**	**117,743,477**	**100.0**

(*) Includes Investment Clubs and Funds, Pension Funds, Banking Industry and other Companies

Participation in the 2007 Public Secondary Offering of Shares

Therefore, BB's *free-float* reached 16.9% at the end of the year, thus enabling BB to go from the 21st in Ibovespa theoretical portfolio (January 2007-April 2007) to the 13th (January 2008 to April 2008). After the approval of subscription warrants, arising from the warrants C exercise, by the Brazilian Central Bank, the free float will reach 21.7%

BB's market capitalization reached R$ 75.3 billion, an increase of 42.5% as compared to 2006. The price/book value ratio reached 3.10, as compared to 2.54 in last year. Net income per share was R$ 2.04 for the year.

The amount of R$ 2 billion for the year were allocated as earnings to stockholders: R$ 685.2 million as dividends and R$ 1.3 billion as interest on own capital, that corresponds to 40% of income in the period (payout).

BUSINESS PERFORMANCE

Customer Base

At the end of the year, BB had 35.8 million clients, 7.4 % greater than in 2006. Out of the total base, 34.1 million were individuals: 24.3 million account holders and 9.8 million of non-account holders (savings account clients, INSS beneficiaries); and 1.7 million were legal entities: 1.6 thousand micro and small businesses, 29.1 million large and medium businesses and 6.5 thousand *corporate*.

Clients are segmented and served based on their income, profile and relationship with BB. Clients may be allocated to the Retail (individuals and micro and small businesses), Wholesale (medium, large businesses and *corporate*), Government (public administration entities) and Agribusiness.

Service Network

BB closed 2007 with 15.3 thousand domestic points of service, the largest banking network in Latin America, and 3.1 thousand correspondent banks of the "Aqui tem BB" network, and one may highlight the BB-Visanet correspondent bank, with 1.2 thousand points of assistance. Furthermore, BB's clients counted on 39 thousand Automated Teller Machines and alternative channels, such as the Customer Service Center, BB Portal and Mobile banking.

To serve the High Income segment, BB kept its four Private offices located in high-income concentration regionsbesides 54 branches and 450 *Estilo* points of service.

To serve the lower income segment, BB counts on the whole-owned subsidiary Banco Popular do Brasil (BPB). At the end of the period, BPB was present in 1.3 thousand Brazilian municipalities and served 1.4 million clients.

To serve medium, large businesses and *corporate,* BB counted on 83 Wholesale branches: 68 Business and 15 *Corporate.*

The Government network was composed of 39 branches and 50 Government Platforms in large municipalities.

Furthermore, BB counted on over 1.6 thousand branches with an agribusiness profile, of which 575 intended to the commercial agriculture and 1.1 thousand to assist smallholders.

During the period, BB expanded the terminal sharing with Caixa Econômica Federal and BNB to the whole country, and started a pilot project to share self-service terminals with Bradesco. BB also entered into an agreement so that the BB network could be used by the Banco Popular's clients, developed a sharing system with Besc and started arrangements to share networks with BRB and BROU (Banco de La Republica Oriental del Uruguay).

To serve the foreign exchange and international business advisory, clients counted on a service structured between the branch network and the 18 Regional Managements to Support Foreign Trade (Gecex). These are teams composed of specialists, who offer advisory and training services to businessmen, in addition to full support to export and import operations.

BB's network overseas was composed of 42 points of service in 23 countries and a supplementary network composed of 1.5 thousand correspondent banks in 150 countries.

It is worth emphasizing that even with the expansion of its service network, Banco do Brasil was kept out of the Central Bank *ranking* of complaints for 17 consecutive months, which is a market indicator comparing the service provided by financial institutions.

Alternative Channels

The self-service channels represented 92% of operations carried out by BB's clients and the network of 39 thousand self-service terminals were accountable for 52% of the volume of such transactions during the year.

Approximately 21.4% of self-service operations were carried out via Internet in 2007. Approximately 8.5 million individual clients registered to use the Internet are also able to use the self-service via mobile phone, which already counts on 325 thousand users. The Financial Manager, the self-service channel for legal entity clients, closed the year with 1 million companies signed up, which account for 1 billion operations.

In June BB launched a new Internet portal. The main change is on the concept of service focused on the relationship with the client, rather than on products and services. The bb.com.br portal is among the most complete and modern portals of the domestic financial market.

Credit

BB's loan portfolio (domestic and overseas) reached R$ 160.7 billion, an increase of 20.7% as compared to 2006.

R$ million

Loan Portfolio	Dec/07	Dec/06	Change (%)
			Dec/06
Brazil	149,366	120,975	23.5
. Individuals	31,998	23,996	33.4
. Businesses	65,485	51,916	26.1
- MSE	24,622	18,323	34.4
- Other	40,863	33,593	21.6
. Agribusiness	51,883	45,064	15.1
Abroad	11,373	12,181	(6.6)
Total	160,739	133,157	20.7

The domestic loan portfolio increased 23.5% in a 12-month period, as compared to 27.3% in the country's Financial System (SFN), consolidating BB's leadership in operations with loan characteristics in Brazil.

Default was kept under control, thus ensuring stability for allowances for loan losses. The rate of past-due items (loans overdue/loan portfolio) was 4.5%, compared to 4.1% in 2006, and the average portfolio risk was 5.4%.

The rate of 60-day-past due items reached 3.3%, as compared to 2.9% recorded in last year. Loans rated at risk levels AA, A, B and C accounted for 90.9% of BB's portfolio, in line with the Financial System (SFN) 91.9%.

During the year, BB recovered R$ 1.4 billion written-off transactions, an increase of 18% as compared to 2006.

Consumption

Payroll loans: In 2007, the Bank disbursed R$ 13 billion in the payroll loan category, corresponding to 2.9 million formally drawn up contracts. At the end of December, the payroll loan portfolio attained R$ 11.9 billion, growth of 43.3% in relation to 2006, with 3.7 million active loans. With this portfolio, BB kept the leadership in the consigned loan market - with a market share of 18.5%. Public officers were accountable for 79.7% of the portfolio, retirees and INSS pensioners were accountable for 9.5% and private enterprise workers, for 10.8%.

Vehicle financing: The vehicle financing portfolio increased 227.4% as compared to last year and closed the year with a balance of R$ 2.9 billion. The financing strategy offered in BB-registered concessionaries and multi-brands, by way of partnerships, was accountable for R$ 737.7 million of the total contracted volume in 2007.

Microcredit: Banco do Brasil and Banco Popular do Brasil made viable, during the year, 1.9 million microcredit operations. R$ 769.7 million in loans were granted.

Working Capital and Receivables

Micro and Small Businesses: The balance of operations with working capital lines for micro and small businesses reached R$ 16.1 billion, an increase of 32.5% as compared to 2006. One may highlight the *BB Giro Rápido*, the main product for this segment, that completed, in June 8 years of its launch, with a balance of almost R$ 5 billion.

Medium, Large Business and Corporate: The balance of operations with working capital lines, including receivables-backed operations, reached R$ 22.5 billion, an increase of 29.3% as compared to 2006.

Investment

Micro and Small Businesses: The portfolio of loans for investments accumulated a balance of R$ 6.4 billion. Worth mentioning is the Proger Urbano Empresarial, which uses funds from the *Fundo de Amparo ao Trabalhador* (FAT), an official social development fund, with R$ 4.1 billion, an increase of 33.5 % in a 12-month period.

Medium, Large Business and *Corporate*: BB kept the leadership in granting of loans for investments, with disbursements of R$ 6.4 billion, an increase of 42.8% as compared to last year. Worth mentioning, in the investment lines for the wholesale segment, are the operations with onlending of resources from BNDES and Finame, which reached the balance of R$ 4.3 billion, as compared to R$ 2.7 billion in 2006.

Foreign Trade

BB kept the leadership in the foreign trade financing segment in 2007. The loan portfolio in this segment closed the year with a balance of R$ 11.9 billion, an increase of 8.3% as compared to 2006.

Worth mentioning are the Advance on Foreign Exchange Contracts (ACC) and the Advances on Export Contracts (ACE), which are accountable for 63.9% of the portfolio. The contracted volume of ACC/ACE reached US$ 15.1 billion, an increase of 25.1% in a 12-month period.

BB's share in the import exchange market was 24.2% and the export exchange market was 26.6%. U$ 26.1 billion and US$ 51.2 billion were traded, respectively.

The volume of import financing reached US$ 7.5 billion, an increase of 12.8% as compared to last year.

As the sole financial agent of the *Programa de Financiamento às Exportações* (Proex) – export credit facility – the Bank disbursed US$ 331.6 million under Financing – and leveraged exports of US$ 347.7 million. Under Equalization, this sum totaled US$ 183.8 million, which contributed to leverage US$ 4 billion in Brazilian exports.

In 2007, Banco do Brasil maintained the leadership in the financial agent ranking in BNDES foreign trade operations. BNDES-Exim disbursements totaled US$ 1.3 billion.

Agribusiness

Market

BB is the number one in the Agribusiness Loan Portfolio in the *ranking* of the financial institutions comprising the domestic Rural Financing System, with a 58% share.

At the end of the year, BB's agribusiness portfolio represented 32.3% of the total portfolio, with a balance of R$ 52 billion. The portfolio was composed of 38.4% in loans for financing costs, 21% in marketing, and 38.8% in loans for investments.

Onlending of Government Resources

As the main developer of Agribusiness in Brazil, BB is responsible for carrying out the government programs for this segment. The resources made available are funded by savings and demand deposits, the

Program for Generating Employment and income in the Rural Area (Proger Rural), the National Program for Strengthening of Family Farming (Pronaf), the Constitutional Fund for Developing the Central-West (FCO), and the National Bank for Economic and Social Development (BNDES), and others.

By way of the Pronaf, BB granted loans of approximately R$ 3.4 billion, which benefited 664.2 thousand farmers.

For financing at controlled rates, with the resources funded by savings deposits and the FAT, BB received from the National Treasury, under equalization, the difference between funding costs, risks, administrative and tax costs and the amount charged from the taker of the credit in order to make this intermediation viable. Under equalization, the Bank received R$ 1.5 billion in 2007.

Funding and Services

Borrowings

BB closed the year with R$ 188.2 million in total deposits, 18.5% higher than that in last year.

R$ million

	Dec/07	Dec/06	Δ Dec/06
Demand Deposits	51,311	40,059	28.1
Saving Deposits	45,839	36,714	24.9
Time Deposits	85,520	76,900	11.2
Others	5,612	5,168	8.6
Total	**188,282**	**158,841**	**18.5**

In the time deposits segment, one may highlight the judicial deposits, which totaled R$ 28.6 billion, an increase of 21.2% as compared to last year.

In July of 2007, Banco do Brasil borrowed, through the program Global Medium Term Notes, US$ 187 million, with expiration in July of 2017, to a coupon of 9.75% p.y. with half-yearly frequency.

Funding management and government programs

BB contracted 59.6 thousands operations with resources from the Constitutional Fund for Developing the Central-West (FCO), which totaled R$ 1.9 billion.

With R$ 3.9 billion, representing 52.3% of resources onlent to public banks, BB has maintained the leadership in the segment of FAT special deposits. BB's total portfolio totaled R$ 17.2 billion. These resources back a number of BB's credit lines, such as: National Program for Strengthening of Family Farming (Pronaf); Program for Generating Employment and income, Urban and Rural; BB Giro Rápido; Empreendedor Popular; PC Conectado; FAT Integrar, etc.

The equity of the Fund Guarantor of the PPPs - Public-Private Partnerships, managed by BB, closed the year with R$ 6.1 billion.

Cards

BB closed the year with a base of 69.1 million cards, an increase of 22.5%, compared to 2006. . Creditcards base increased 43% in the year, totaling 20.2 million, and debt cards reached 48.9 million cards, an increase of 15.7%.

Income from card services totaled R$ 854.7 million for the year, 19% higher than that in 2006. The global revenues with cards, that includes service revenues, financing, Visanet equity income and other income and services, totaled R$ 2.3 billion, growth of 14.9% as compared to 2006.

BB kept the leadership in the debit card market, with revenues of R$ 22.5 billion during the period, an increase of 34.2% as compared to 2006. Revenues from credit cards totaled R$ 26.8 billion, with an increase of 26.9% as compared to the same period in 2006. Accordingly, BB also kept the leadership in the Brazilian market in terms of revenues from VISA credit cards.

The leaderships are based in the availability of a large portifólio of cards modalities in the brands Visa and MasterCard, having as competitive differential a modern platform of cards of multiple functions, added to the technology of the chip, that offer a large assembly of functionalities and security to the BB card holders.

In August BB launched an unprecedented card in the market. called Ourocard Agronegócio, a card which enables the payment of agribusiness assets and products based on the rural financing credit limit. 89.3 thousand cards of this type were issued during the year.

The partnership cards base totaled 1.1 million in December. During the year, 13 new partnerships were entered into in a number of segments, and worth mentioning are the business with General Motors, Telefonica, Gol, the air company, and BR *Distribuidora*, which resulted in the introduction of unprecedented cards in the market.

BB has already started tests with clients for remote purchases with credit and debit cards, by using only a mobile phone.

With the adoption of commercial and marketing actions focused on expanding the users base, improving the activation and retention rates, and the average consumption by using Ourocard, BB was able to increase its market share in terms of revenues, from *a market share* of 15.2% in 2006 to 15.8% in 2007, according to information disclosed by the Brazilian Association of Credit Cards and Services Companies (Abecs).

Consortiums

BB Consórcios closed the year among the three largest market administrators. In December, there were 155.4 thousand active participants, and worth mentioning is the automobile and tractor/truck segments.

Services

Collection: In 2007, BB kept the leadership in collection of taxes, with 23% of market share in the federal level and 35% in the state level,, that corresponds to R$ 130 billion and R$ 82.5 billion, respectively. In the same period, R$ 7.3 billion were collected in the municipal level.

Cash Management: At the end of the year, BB had 754 thousand contracts with companies for payroll services, payment to suppliers, banking collection, collection forms and automatic debit, generating financial activity of R$ 93.8 billion and banking fees revenues of R$ 1.7 billion.

Advisory and Training in International Business: In 2007, BB provided advisory services to X.X thousand companies to support them during their introduction into the international market, and trained 12.9 thousand businessmen.

Foreign Trade Counter: With a great diversity of products in different categories for advisory and business services, the best advantage of the Counter for importers is the certainty of the origin of the offering companies - all of them are Banco do Brasil's clients. In 2007, the number of registered exporters and importers totaled 6.8 thousand and 3.6 thousand, respectively, growth of 7.5% and 27.5% respectively.

Licitações-e (electronic biddings): the largest electronic purchase and service engagement system used by the public sector, Licitações-e enabled, during the year, the carrying out of 14.9 thousand electronic bidding processes, operating R$ 3.6 billion.

Payroll: In December, BB was accountable for processing 45 thousand payrolls, among legal entities and the public sector. Worth mentioning during the year is the Bank's conquering the payrolls of the states of Maranhão, Bahia and Minas Gerais. BB served a total of 9.2 million public officers and employees from private enterprises with this service, and kept the leadership in this market segment.

Pension Regimes for Government Workers ("RPPS"): BB provides services for states and municipalities to restructure and support the management of their pension regime for government workers, thereby enabling the sustainable adjustment of their public accounts. BB is the leader in management of funds guaranteeing benefits to public officers, with R$ 5.7 billion, and it offers actuarial, accounting and benefit analysis services that contribute for the entities to remain in conformity with legislation in force and benefit 266.5 thousand active public officers, among the inactive public officers and pensioners.

Insurance, Pension, and Capitalization

Insurance, pension and capitalization business added R$ 1.2 billion to the Bank, from equity in the earnings (loss) of subsidiary and associated companies and revenues from services, an increase of 6.8% as compared to last year.

Aliança do Brasil recorded net income of R$ 167.8 million for the period, which resulted in return on stockholders' equity of 47%. The Company collected R$ 1.3 billion in premiums issued, and recorded 2.4 million of customers in this portfolio. With 43.9% of market share in the rural insurance sector, the Bank kept the leadership in this segment.

Brasilveículos closed the quarter with 6.2% of the market share, ranked as the 7th in the market. During the period, the Bank recorded net income of R$ 78.8 million, with average return on stockholders' equity of 28%, and R$ 846 million in premiums issued, exceeding the number of 746 thousand insured vehicles, an increase of 10.4% in a 12-month period.

Brasilsaúde recorded net income of R$ 6.8 million for the year, with return on stockholders' equity of 14.4%. The Company closed the period with a portfolio of 83 thousand Life insurance policies and R$ 130.7 million in earned premiums.

Brasilprev (pension plans), ranked as the 3rd in the pension plans market, with 11.6% of the market share, collected R$ 3.3 billion for the year, an increase of 24.1 % in a 12-month period. The Bank's market share in net funding of PGBL and VGBL totaled 16.8%. The net income for the period was R$ 184.2 million, and average return on stockholders' equity was 56.1%.

BB Previdência (closed supplementary pension plan) closed the year with equity of R$ 1.4 billion, deployed among 43 plans of 53 sponsors and institutors, with over 55 thousand participants.

Brasilcap kept the leadership in the capitalization market with 24.6% of the market share in collection and 21.9% in reserves. Revenue from premiums totaled R$ 1.9 billion, with an average return on shareholder's equity of 47.5%. R$ 62 million were paid in premiums with a total of 48.6 thousand prize draws.

Third-party Asset Management

BB DTVM closed the year with R$ 220.1 billion of equity and 18.3% of market share, keeping the position as the largest domestic resource manager, according to the Brazilian Association of Investment Banks (Anbid), with an increase of 20.5% in the volume of assets under management With 390 investment funds and 48 managed portfolios deployed into a number of segments, the Bank retains the leadership in the Retail, Wholesale, Government and Institutional Investors segments, serving 1.5 million stockholders.

Capital Market and Treasury

Banco do Brasil operates in the domestic capital market through BB Banco de Investimentos S.A (BB-BI).

For the year, BB-BI took part in 10 fixed-income operations with a volume of R$ 2 billion.

The Bank operated with variable income as a contracted coordinator in 20 public share offerings, with issued volume of R$ 25.9 billion. In the retail segment, among debentures and shares, BB took part in the distribution of 57 public offerings, and debentures public offering of BNDESpar.

BB took part in nine placements of *bonds* in the international capital market, through its foreign brokerage house, BB *Securities* Ltd., in a total of approximately US$ 3.6 billion in offshore *operations*.

Issues denominated in Brazilian reais in the foreign market for domestic and foreign financial institutions, as well as Brazil, corresponded to R$ 4.7 billion in placements.

The Bank acted as a *co-manager* in all foreign securities issues carried out in Brazil during the period, in the approximate amount of US$ 2.9 billion in six operations.

CORPORATE GOVERNANCE

In the "Novo Mercado" of Bovespa since May 2006, Banco do Brasil is committed to the transparency, accountability, equity and social and environmental responsibility, by aligning the organization's management to the stockholders' and the society's interests.

To this effect, among other commitments the Bank, the Controlling Shareholder, the Managers and the Fiscal Council have made a commitment to solve all and any disputes or controversies in connection with the Novo Mercado Trading Regulations through the Bovespa Market Arbitration Chamber, pursuant to the specific clause in the Banco do Brasil by-laws.

Relationship with the market

The Bank held 15 meetings with analysts from the capital market at the Apimec regional offices during the year. Besides that, other 35 meetingsand 29 teleconferences with investors and analysts took place in Brazil, 4 *road shows*, 2meetings in the United States, 1 in Europe and 1 in Asia, in addition to 8 teleconferences of results with analysts.

The shareholders and analysts counted, also, on actualized information in investor relations' website (www.bb.com.br/ri), that was reformulated in 2007 to better attempt this public.

The *payout* of 40% of net income was also determined during the year, thereby meeting the policy of dividend payment and/or interest on own capital, on a quarterly basis.

BB's Structure

In relation to changes in the administrative staff, it is worth emphasizing the effective appointment, in April, of the then interim president of Banco do Brasil, Antonio Francisco de Lima Neto. Lima Neto has been an employee of BB since 1979 and has occupied the following positions, as well as others: Vice-president of Retail and Distribution, Provisional Vice-president of International Business and Wholesale and Director of the Commercial area.

Also in April, the Shareholders' Annual Meeting (AGM) and the Shareholders' Special Meeting (SSM) elected five members, and their respective alternates, to the Fiscal Council for the 2007/2008 term of office, and seven of the Bank's Board of Directors' members for the 2007/2009 term of office. Three of them were appointed by the minority stockholders and the others by the controlling shareholder, by meeting the rule of at least two independent board members, as defined in the Bovespa's Listing Regulation of the New Market (Novo Mercado), of which the Bank is a part since 2006.

Also worth mentioning is the change in the Company's internal structure, with the creation of two new vice-presidencies and three new directorates, with the purpose of optimizing BB's operations in the cards, insurance and new retail business segments. See the organizational structure of BB at the Investor Relations website (www.bb.com.br/ri).

During the year, BB started studies and negotiations to take over Banco do Estado de Santa Catarina (Besc) and Banco do Estado do Piauí (BEP), and to acquire the controlling interest of Banco Regional de Brasília (BRB) by Banco do Brasil. These institutions represent together a potential expansion of account holders base, in addition to the take-over of direct businesses and the availability of the respective public entities.

Legal Information

In compliance with CVM instruction CVM 381, Banco do Brasil informs that **KPMG** Auditores Independentes did not provide services not related to external audits The companies for which the external audit services were performed consist of Banco do Brasil S.A. and its subsidiaries.

In the contracting of service not related to the external audit, the Banco do Brasil adopts procedures that are substantiate in the applicable legislation and internationally accepted principles that preserve the independence of the auditor. These principles consist of: the auditor should not audit his own work, the auditor should not exercise managerial functions in its client and the auditor should not promote the interests of its client.

In compliance with article 8 of **Bacen Circular 3068/01**, Banco do Brasil confirms that it has the intention and financial capacity to hold until maturity the securities classified in the "Securities Held to Maturity" category. The financial capacity is backed by a cash flow forecast that does not take into consideration the possibility of selling these securities.

In compliance with Article 243 of **Law 6,404/76**, BB reports that investments in subsidiary and associated companies totaled R$ 1.3 billion as of December 31, 2007, recording an increase of 24.5% as compared to last year. There was no change in the company's ownership during the year.

In accordance with companies classification criteria defined by the Brazilian Statute of Micro and Small Businesses (General Law of Micro and Small Businesses), 94.3% of BB's legal entities clients are classified as micro and small businesses. The volume of funds used by microbusinesses as working capital totaled R$ 1.2 billion, whereas that used by small businesses totaled R$ 10.6 billion. The balance of investment operations contracted by microbusinesses totaled R$ 811.7 million, whereas that of the small businesses totaled R$ 3.9 billion.

INTERNAL PROCEDURES

Risk Management

In conformity with the best practices adopted in the world market and the recommendations issued by the Basel Committee, the market, liquidity, credit and operating risks are managed by Banco do Brasil on a consolidated basis.

Management is carried out on an independent basis, segregated from the business units, and the Global Risk Committee, a forum composed of the Board of Officers, directors and executives, is responsible for defining the management strategies of the Bank or its whole-owned subsidiaries. All decisions are made collectively, by way of a formally established decision-making process.

Basel II

Banco do Brasil works towards the adjustment of its processes to Basel II, with the ultimate purpose of adopting the advanced approach for allocation of capital.

Credit Risk - Among the main activities developed in 2007, one may highlight the Bank's preparation to implement the New Accord, as well as adjustments to procedures for adjusting to CMN Resolution 3,490, of 8/29/07 and Bacen Circular 3,360, of 9/12/07, calculation of the required portion of capital for credit risk and other exposures weighted by risk factor. The Bank also continued its technological efforts required to support these actions, with adjustments and allocation of resources for developing the IT infrastructure requirements.

Operating Risk - The Bank implemented actions intended to ensure the alignment of the operating risk management structure to the provisions of CMN Resolution 3,380, of 6/29/06. These actions, approved by the Board of Directors, have involved the management model, the concept, the categories and the operating risk policies, the documentation and information storage procedures, the operating risk management reports and the disclosure process.

Market and Liquidity Risks - The Global Risk Committee has formally defined the position classification criteria for the Bank in the Trading Portfolio - *Trading Book* and Non-Trading Portfolio - *Banking Book*, in order to meet the new requirements for implementation of the market risks management structure, in accordance with CMN Resolution 3,464, of 6/26/07. In relation to the other requirements of this Regulatory Instruction, the Bank is able to meet the defined deadline.

In its internal risk management processes, Banco do Brasil uses the concept of capital based on internal models. The table below exhibits the capital requirement in accordance with the current criteria (Regulatory Capital) and the consumption of capital based on internal models:

R$ million

RSE - Required Shareholders' Equity	To be regulated		Internal Model	
	Dec/2006	Dec/2007	Dec/2006	Dec/2007
APR Requirement	19,130	23,821	3,585	4,022
Loan Portfolio (*)	12,452	15,758	3,585	4,022
Other (**)	6,678	8,064		
Market Risk Requirement (*Trading Book*)	439	783	1,920	1,236
Operational Risk Requirement			1,069	1,085
Total	**19,569**	**24,605**	**6,574**	**6,343**

(*) Loan operations and collateral operations

(**) IR and Union Contribution tax credits, CDI-Unrelated Financial Institutions, Foreign Exchange Portfolio and Other Receivables and Assets.

Internal Controls

The Internal Controls and Compliance Operation Plan was implemented along 2007, and it was structured on the pillars issued by the Committee of Sponsoring Organizations of the Treadway Comission (Coso) and the Control Objectives for Information and Related Technology (Cobit).

Monitoring and segregated evaluation actions were intensified in order to mitigate risks with the Strategic Units that managed the business and operating processes, and with the domestic and foreign network of branches. Activities with the Whole-Owned Subsidiaries were carried out by way of the corporate governance structure of the respective companies in *compliance* with legislation in force.

Actions to strengthen the internal controls and *compliance* culture mainly focused on the Bank's first control tier, with the dissemination of the strategic understanding that controls are a primary responsibility of all employees. The adopted model is based on three control tiers: the first tier, carried out through a self-evaluation, at strategic level, and through self-checking, at operating level; the second tier, carried out on a segregated basis by the Directorate of Internal Controls through checkings and backtestings; and the third tier, carried out through independent evaluations systemized by Internal and Independent Auditors, with focus on risks, controls and governance.

Internal communication tools were used to consolidate the fundamental concepts of internal controls and *compliance* with employees from the strategic, tactical and operating levels. The conduction of training and the implementation of the internal certification of internal controls were critical success factors for the developments operated in 2007.

The automated control solutions continued to be integrated into the operating routine of all Bank's processes, enabling the conduction of tests and electronic monitoring.

Prevention and Avoidance of Money Laundering

For Banco do Brasil, preventing and fighting against money laundering is a legal obligation and a commitment to the Country. In 2007, one of the Company's concerns was to make population aware of this issue. Accordingly, the Bank published information, in the bb.com.br portal, on mechanisms used by crime offenders to change "dirty money" into apparently lawful money; BB's policies to prevent and fight against money laundering; and tips for clients to prevent being misused in money laundering schemes.

During the year, the Bank implemented a regulation on politically exposed persons, perfected the automated system for monitoring and detection of suspicious operations. and updated training for employees' development.

Also worth mentioning is the opening of the Technology Laboratory Against Money Laundering, created by way of a Technical Cooperation Agreement entered into between the Bank and the Ministry of Justice.

PEOPLE

BB closed the year with 81.9 thousand employees, 1% lower than in 2006. Out of the total employees, there were 38% women and 62% men. BB also counted on 8.9 thousand hirings with companies specialized in providing temporary labor. The Adolescent Worker program served 4.7 thousand young apprentices and the Student Internship program offered opportunities to 8.7 thousand high school and university students.

In 2007, BB launched the Early Retirement Plan (PAA), which provided conditions for the socially responsible dismissal of employees of 50 years old or who were qualified to require the INSS pension benefit, and who had already contributed to PREVI for 15 years, with the achievement of the early supplementary pension from that Pension Entity. The Bank has simultaneously introduced the Staff Adequacy

Plan (PAQ), which provided alternatives to relocate any employees allotted to units that had been re-dimensioned or deactivated.

About 6.6 thousand employees have left with the PAA incentives and 253 with the PAQ incentives. Accordingly, BB recorded R$ 604 million, net of taxes, in order to meet the agreements. The Bank estimates that these actions will reflect positively in the profit figures as of 2008.

For maintenance of the active and retired employee's health care plans, the Bank assigned R$ 631.7 million to Caixa de Assistência dos Funcionários do Banco do Brasil (Cassi) in 2007. During the year, the Bank approved a plan to restructure Cassi, which implied the recording of extraordinary expenses of R$ 325 million, net of taxes, by BB.

The employee's food program received R$ 642.7 million in benefits for food assistance and supplies during the period.

Caixa de Previdência dos Funcionários do Banco do Brasil (Previ) received R$ 92.2 million as Employer's Contribution for the Plano Previ Futuro (employees hired in the last 9 years) during the year. The contributions provided by the Bank and employees for the Benefit Plan 1 were suspended as a result of Previ's accumulated surplus, after an agreement was reached by the parties. This suspension, will be reviewed every 12 months. Its continuation will depend on the existence of the Benefit Plan 1's Special Reserve arising from that Plan's surplus status.

The Bank distributed R$ 646.4 million, as Statutory Profit Sharing (PLR), 16.4% less than last year.

See further information on relationship between BB, employees and associates in the Sustainability Report.

SUSTAINABILITY

The sustainability concept is present in Banco do Brasil's administrative and business practices, as well as in the Company's relationship with its stakeholders.

Accordingly, among the highlights of the year is the launching of BB's Agenda 21, a planning tool that guides the implementation of administrative and business practices based on social and environmental responsibility principles.

Another highlight was the launching of the Valores do Brasil Award in October 2007, which purpose is to recognize, reward, encourage and disseminate initiatives of significant social or scientific value to contribute for Brazil's sustainable development.

The principles and values that guide the company's operation, as well as BB's initiatives concerning sustainability in the business, sports, culture, education and environment areas are detailed in the Sustainability Report, which comprise this document.

MAIN AWARDS RECEIVED IN 2007

Banks/Financial Institutions

- "Mérito Lojista 2006 (Storekeepers' Merit)" Award, in the Category of Services, Commercial Bank Segment

- "Best Emerging Market Banks in Latin America" – Brazil Winner 2007 – Global Finance magazine.

- "Financial Times of Sustainable Finance 2007" Award, in the category of Sustainable Bank in Emerging Markets - Latin America

- "IX Prêmio Minas Desempenho Empresarial 2006/2007" (Corporate Performance Award), promoted by the "Mercado Comum" economy magazine, in "Support to Exports ", "Support to Micro, Small and Medium Businesses" and "Minas' Institution Partner" categories.

- "The country's largest and best financial groups" award - Brazilian Institute of Economics (IBRE), Fundação Getúlio Vargas

- Elected the "Brazil's Bank of the Year" by *The Banker* magazine.

- Best Bank to Invest In, Guia VOCÊ S/A, VOCÊ S/A magazine

- "Prêmio Destaque 2007" (Outstanding Bank Award), by "A Granja" magazine, in the "Banks" category

Foreign Trade

- Prêmio 'Destaque Tecnológico - Soluções de Tecnologia para o Comércio Exterior" (Outstanding Technology – Foreign Trade Technology Solutions Award), by the Brazilian Association of Foreign Trade (AEB).

Communication and Marketing

- Grand "Promotional Marketing Case of the Year" Award, Brasília stage - Brazilian Association of Marketing and Advertising Columnists.

- Folha Top of Mind 2007 Award, in the "banks" category - absolute leader among the most quoted brands when one considers banking institutions, ranked as number one since 1992.

- Prêmio "Marcas de Confiança" (Reliable Brand Names Award), promoted by Seleções magazine.

- Prêmio Intangíveis Brasil (Brazil Intangibles Award), in the "Brands" category, promoted by Grupo Padrão and DOM *Strategy Partners.*

- Brand in second place in terms of growth in 2006, with 100% appreciation, according to Istoé Dinheiro magazine's ranking.

- Bronze Lion, at the 54th International *Cannes* Festival, for the marketing action of changing Banco do Brasil's façades.

- Prêmio Relatório Bancário (Bank Report Award), in the "Best institutional campaign" category.

Investment Funds

- 14 funds of BB DTVM classified in the ranking of most profitable funds in the last 12 months - Istoé Dinheiro magazine

- Four funds listed in "Star Ranking" - ValorInveste magazine

Management

- "Oswaldo Chechia" Award - ABRH Nacional

- "National Public Management Award" (PQGF) - Ministry of Planning, Budget and Management - bronze medal in the category of Public Companies and Private and Public Joint Stock Company, for the areas of Agribusiness and of Credit

The Capital Market

- "Best Financial Institution Bond for 2006" - Latin Finance magazine

Social and Environmental Responsibility

- Prêmio ECO de Práticas de Responsabilidade Social Empresarial (ECO Award for Corporate Social Responsibility Practices), in the "suppliers" category, for Brasilprev, awarded by the American Chamber of Commerce.

"Financial Times of Sustainable Finance" Award, 2007 editio, in the category of "Sustainable Bank in Emerging Markets - Latin America".

Technology

- "e-Finance 2007" Award: Best set of applications for mobile banking; best application for branch; best use of business intelligence; best set of applications for cards and payment methods; best banking correspondent operation; best solution in data administration; and best set of solutions for ITIL management.

- Prêmio Padrão de Qualidade em B2B 2007 (B2B 2007 Quality Standards Award), granted by B2B Magazine.

- Prêmio Info 2007 (Info 2007 Award), in the "financial services" - *Internet* category by the Abril group's Info magazine.

- Prêmio Excelência Relatório Bancário (Excellence in Banking Reports Award), in the "best bank in *mobile banking* services" category.

- "VII Prêmio ABT" (VIIth ABT Award), in the category of Relationship Operations in Own or Outsourced Call Center

- Prêmio Relatório Bancário (Banking Report Award), in the "best *mobile banking* service" category.

- Prêmio Destaque Marketing 2007(Outstanding 2007 Marketing Award), in the "Information Technology and Internet" category, for the bb.com.br portal, offered by the Brazilian Association of Marketing and Business.

Others

- "Personality of the Year 2007" Award to the President of BB - Brazilian Chamber of Commerce in Great Britain

ACKNOWLEDGMENTS

We thank the dedication and diligence of our employees and associates, who are Banco do Brasil's greatest treasury, as well as the trust of our clients, which are the reason for our existence.

Further information
Investor Relations Website
www.bb.com.br/ri

Banco do Brasil S.A.
Financial Statements
In thousands of Reais

Year ended at December 31, 2007

BALANCE SHEET

ASSETS	BB- Domestic and Foreign branches 12.31.2007	BB- Domestic and Foreign branches 12.31.2006	BB-Consolidated 12.31.2007	BB-Consolidated 12.31.2006
CURRENT ASSETS	217.823.658	159.230.326	207.313.492	154.981.531
Available Funds	4.341.294	4.742.522	4.352.040	4.748.811
Short-term Interbank investments (Note 4)	58.668.166	33.294.351	47.162.629	28.845.407
Money market	43.277.459	17.489.570	43.203.104	17.489.570
Interbank deposits	15.390.707	15.804.781	3.959.525	11.355.837
Securities and derivative financial instruments (Note 5)				
Own portfolio	28.774.645	20.146.771	29.936.735	20.674.574
Subject to repurchase agreements	18.514.865	9.430.477	19.677.617	9.958.448
Deposits with the Brazilian Central Bank	8.292.958	6.238.066	8.292.444	6.238.066
Pledged in guarantee	712.058	3.394.368	712.058	3.394.368
Securities subject to repurchase agreements (with free movement)	443.059	141.372	443.059	141.372
Derivative financial instruments	–	500.283	--	500.283
Instrumentos financeiros derivativos	811.705	442.205	811.557	442.037
Interbank accounts	33.398.532	28.157.709	33.445.089	28.180.120
Payments and receipts pending settlement	1.036.838	1.089.246	1.036.876	1.089.336
Restricted deposits				
Brazilian Central Bank deposits	32.246.981	26.954.528	32.278.010	26.966.945
National Treasury - rural credits receivable	17.406	9.902	17.406	9.902
National Housing Financing System (SFH)	1.680	1.393	1.680	1.393
Interbank onlendings	–	46	–	46
Correspondent banks	95.627	102.594	111.117	112.498
Interdepartmental accounts	188.005	135.996	188.005	135.996
Internal transfers of funds	188.005	135.996	188.005	135.996
Loan operations (Note 6)	66.101.738	55.759.834	66.216.171	55.892.343
Loan operations				
Public sector	849.442	766.270	854.198	770.913
Private sector	70.070.514	59.186.019	70.303.187	59.362.090
(Allowance for loan losses) (Note 6d)	(4.818.218)	(4.192.455)	(4.941.214)	(4.240.660)
Lease operations (Note 6)	436	2.092	46	(5.633)
Lease and sublease receivables				
Public sector	53.792	59.954	53.792	59.954
Private sector	20	2.584	445.782	414.532
(Unearned income from lease operation)	(53.376)	(59.328)	(484.947)	(460.002)
(Allowance for lease losses)	--	(1.118)	(14.581)	(20.117)
Other receivables	23.488.569	16.056.022	23.147.804	15.559.252
Receivables on guarantees honored	49.010	14.045	49.010	14.045
Foreign exchange portfolio (Note 7a)	9.022.874	9.455.929	9.022.874	9.455.929
Income receivable	909.475	724.374	340.626	252.830
Negotiation and intermediation of securities	29.271	6.437	259.466	114.143
Special operations	575	575	575	575
Sundry (Note 7c)	13.997.305	7.867.750	13.999.740	7.741.009
(Provision for other losses) (Note 6e & 6f)	(519.941)	(2.013.088)	(524.487)	(2.019.279)
Other assets	2.862.273	935.029	2.864.973	950.661
Investments	3	3	3	3
Other assets (Note 8)	261.363	275.090	262.425	293.773
(Provision for devaluations)	(151.307)	(156.842)	(152.023)	(162.423)
Prepaid expenses	2.752.214	816.778	2.754.568	819.308

LONG-TERM RECEIVABLES	141.979.188	137.438.033	144.132.763	135.580.763
Interbank investments (Note 4)	3.776.730	4.489.797	3.961.278	242.293
Money market	188.172	82.806	188.172	–
Interbank deposits	3.588.558	4.406.991	3.773.106	242.293
Securities and derivative financial instruments (Note 5)	44.230.436	51.370.461	45.263.866	52.433.256
Own portfolio	19.153.434	23.316.452	20.082.585	24.257.249
Subject to repurchase agreements	20.218.635	26.268.141	20.311.742	26.374.327
Deposits with the Brazilian Central Bank	4.233.264	462.946	4.238.176	478.758
Pledged in guarantee	287.268	1.200.976	293.400	1.200.976
Derivative financial instruments	337.835	121.946	337.963	121.946
Loan operations (Note 6)	71.890.399	56.808.960	72.600.655	57.965.326
Loan operations				
Public sector	1.602.721	3.585.251	1.617.896	3.612.713
Private sector	75.325.924	57.238.288	76.021.108	58.478.390
(Allowance for loan losses) (Note 6d)	(5.038.246)	(4.014.579)	(5.038.349)	(4.125.777)
Lease operations (Note 6)	214	1.578	31.667	16.809
Lease and sublease receivables				
Public sector	26.494	45.228	26.494	45.228
Private sector	13	1.967	582.531	498.617
(Unearned income from lease operation)	(26.293)	(44.773)	(568.984)	(519.028)
(Allowance for lease losses)	–	(844)	(8.374)	(8.008)
Other receivables	22.081.409	24.767.237	22.275.297	24.923.079
Receivables on guarantees honored	–	37.270	–	37.270
Income receivable	31.360	32.629	31.360	26.757
Specific credits (Note 7b)	756.879	681.493	756.879	681.493
Sundry (Note 7c)	21.658.242	25.702.602	21.858.717	25.870.825
(Provision for other losses) (Notes 6e & 6f)	(365.072)	(1.686.757)	(371.659)	(1.693.266)
PERMANENT ASSETS	6.529.547	6.559.416	6.303.988	5.794.125
Investments	3.028.255	3.008.034	1.367.860	1.109.473
Investments in subsidiary and associated companies (Note 19)				
Domestic	2.257.083	2.162.985	1.316.001	1.056.936
Foreign	733.684	806.715	–	–
Other investments	87.271	91.790	115.436	129.220
(Provision for losses)	(49.783)	(53.456)	(63.577)	(76.683)
Land and buildings in use (Note 9)	2.842.906	2.861.380	2.843.549	2.862.307
Land and buildings in use	2.349.498	2.286.287	2.349.499	2.286.287
Other property and equipment in use	4.589.142	4.246.276	4.594.348	4.252.718
(Accumulated depreciation)	(4.095.734)	(3.671.183)	(4.100.298)	(3.676.698)
Applications in fixed assets for leasing (Note 9)	77.826	102.227	1.506.528	1.228.102
Leased assets	137.666	145.117	1.936.813	1.540.747
(Accumulated depreciation)	(59.840)	(42.890)	(430.285)	(312.645)
Deferred charges	580.560	587.775	586.051	594.243
Organization and expansion costs	1.472.388	1.282.624	1.490.090	1.301.787
(Accumulated amortization)	(891.828)	(694.849)	(904.039)	(707.544)
Total	366.332.393	303.227.775	357.750.243	296.356.419

LIABILITIES/STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES	288.928.201	227.942.576	280.110.906	223.615.575
Deposits (Note 10)	174.980.854	139.930.848	168.905.946	137.374.314
Demand deposits	51.294.823	40.012.310	51.310.832	40.058.819
Savings deposits	45.839.494	36.714.427	45.839.494	36.714.427
Interbank deposits	8.373.560	7.139.724	2.071.567	4.458.497
Time deposits	69.154.824	55.775.215	69.365.900	55.853.399
Sundry	318.153	289.172	318.153	289.172
Deposits received under security repurchase agreements	64.661.314	43.544.331	64.178.518	42.934.230
Own portfolio	25.215.288	28.389.939	25.217.583	28.378.344
Third-party portfolio	39.446.026	14.709.173	38.960.935	14.110.667
Unrestricted Portfolio	--	445.219	--	445.219
Funds from acceptance and issue of securities	40.929	604.937	520.475	1.147.566
Foreign securities	40.929	604.937	520.475	1.147.566
Interbank accounts	11.560	1.165.565	11.626	1.165.628
Receipts and payments pending settlement	2.090	1.162.685	2.156	1.162.748
Correspondent banks	9.470	2.880	9.470	2.880
Interdepartmental accounts	2.427.885	2.397.223	2.427.887	2.397.223
Third-party funds in transit	2.310.930	2.280.733	2.310.930	2.280.733
Internal transfers of funds	116.955	116.490	116.957	116.490
Borrowings (Note 11)	3.862.160	2.584.840	1.306.761	1.673.255
Foreign borrowings	3.862.160	2.584.840	1.306.761	1.673.255
Local onlendings - official institutions (Note 12)				
National Treasury	11.685.969	9.636.104	11.694.471	9.642.098
National Bank for Economic and Social Development (BNDES)	3.185.270	2.988.798	3.185.270	2.988.798
National Industrial Financing Authority (FINAME)	3.659.552	2.608.280	3.659.552	2.608.280
Other institutions	4.118.439	3.354.895	4.126.769	3.360.733
	722.708	684.131	722.880	684.287
Foreign onlendings				
Foreign onlendings	678.844	1.144.733	95	95
Repasses do exterior	678.844	1.144.733	95	95
Derivative financial instruments (Note 5b)	1.730.992	3.350.395	1.730.581	3.350.708
Derivative financial instruments	1.730.992	3.350.395	1.730.581	3.350.708
Other liabilities	28.847.694	23.583.600	29.334.546	23.930.458
Collection and payment of taxes and social contributions	231.542	180.554	233.061	180.928
Foreign exchange portfolio (Note 14a)	6.609.253	10.012.622	6.609.253	10.012.622
Social and statutory	848.242	1.163.199	849.749	1.164.670
Taxes and social security contributions	2.721.693	2.248.106	3.133.037	2.584.941
Negotiation and intermediation of securities	505.443	588.220	240.720	137.278
Financial and development funds (Note 14b)	280.504	93.435	280.504	93.435
Subordinated debt (Note 14e)	--	15.302	--	15.302
Hybrid capital and debt instruments	--	16.519		16.519
Sundry (Note 14d)	17.651.017	9.265.643	17.988.222	9.724.763

LONG-TERM LIABILITIES	53.019.347	54.398.425	53.254.492	51.854.070
Deposits (Note 10)	16.757.000	21.542.849	19.376.542	21.466.644
Interbank deposits	453.380	495.824	3.072.922	419.619
Time deposits	16.153.901	21.047.025	16.153.901	21.047.025
Sundry	149.719	–	149.719	–
Deposits received under security repurchase agreements	8.091.595	6.349.162	8.091.595	6.349.162
Own portfolio	2.908.626	3.537.793	2.908.627	3.537.793
Third-party portfolio	5.182.969	2.756.342	5.182.968	2.756.342
Unrestricted Portfolio	–	55.027	–	55.027
Funds from acceptance and issue of securities	319.534	–	776.683	1.156.492
Foreign securities	319.534	–	776.683	1.156.492
Borrowings (Note 11)	1.787.974	2.685.536	1.526.609	2.064.065
Foreign borrowings	1.787.974	2.685.536	1.526.609	2.064.065
Local onlendings - official institutions (N (Note 12)	5.780.450	4.683.926	5.792.756	4.692.545
National Bank for Economic and Social Development (BNDES)	5.053.666	2.049.362	5.053.666	2.049.362
National Industrial Financing Authority (FINAME)	726.784	2.634.564	739.090	2.643.183
Foreign onlendings	2.520.719	2.200.240	382	381
Foreign onlendings	2.520.719	2.200.240	382	381
Derivative financial instruments (Note 5b)	215.561	160.663	216.120	160.697
Derivative financial instruments	215.561	160.663	216.120	160.697
Other liabilities	17.546.514	16.776.049	17.473.805	15.964.084
Taxes and social security contributions	–	–	132.288	87.082
Negotiation and intermediation of securities	459.059	1.156.491	1.910	2.742
Financial and development funds (Note 14b)	1.836.432	1.808.954	1.836.432	1.808.954
Special operations	2.344	2.367	2.344	2.367
Subordinated debt (Note 14e)	10.017.970	8.979.309	10.012.083	8.979.309
Hybrid capital and debt instruments	898.934	1.068.600	893.779	1.068.600
Sundry (Note 14d)	4.331.775	3.760.328	4.594.969	4.015.030
DEFERRED INCOME	122.749	128.616	122.749	128.616
Deferred income	122.749	128.616	122.749	128.616
STOCKHOLDERS' EQUITY (Note 16)	24.262.096	20.758.158	24.262.096	20.758.158
Capital	13.211.644	11.912.895	13.211.644	11.912.895
Local residents	13.165.797	11.867.048	13.165.797	11.867.048
Foreign residents	45.847	45.847	45.847	45.847
Capital reserves	34	355.638	34	355.638
Revaluation reserves	5.909	6.597	5.909	6.597
Revenue reserves	10.694.707	8.100.790	10.694.707	8.100.790
Adjustment to market value - securities and derivative financial instruments	349.802	382.238	349.802	382.238
Total	366.332.393	303.227.775	357.750.243	296.356.419

The accompanying notes are an integral part of these financial statements.

Banco do Brasil S A
Financial Statements
In thousands of reais

Year ended at December 31, 2007

STATEMENT OF INCOME

	BB-Domestic and Foreign Branches			BB-Consolidado		
	2nd semester 2007	Year 2007	Year 2006	2nd semester 2007	Year 2007	Year 2006
INCOME FROM FINANCIAL INTERMEDIATION	20.517.411	40.227.229	36.627.161	20.772.107	40.773.097	37.147.379
Loans	13.018.774	25.032.214	21.344 217	13.127.713	25 261.272	21.613.245
Leases	33 470	67.326	51.548	364.179	691.754	533.763
Securities	6.631.444	12.942.859	13.714.291	6.443.018	12.631.887	13.484.263
Derivative financial instruments	(159.721)	176.126	(631.731)	(159.600)	175.287	(634.688)
Foreign exchange, net	177.377	392.226	537.267	180.730	396.419	539 228
Compulsory deposits	816.067	1.616 478	1.611.569	816 067	1.616.478	1.611.568
EXPENSES FROM FINANCIAL INTERMEDIATION	(12.745.262)	(25.240.221)	(25.996.441)	(12.909.510)	(25.618.358)	(26.339.069)
Deposits and funds obtained in the money market	(9 057.415)	(17.824.728)	(17.014.763)	(9.033 929)	(17.796.675)	(16.988.740)
Borrowings and onlendings	(913.035)	(1.707.773)	(1.848.894)	(848.995)	(1.644.916)	(1.849.559)
Leases	(26.521)	(54.030)	(33.146)	(266.272)	(499.349)	(360.803)
Allowance for loan losses (Note 6e&6f)	(2.748.291)	(5.653 690)	(7.099.638)	(2.760.314)	(5 677.418)	(7.139.967)
GROSS FINANCIAL INTERMEDIATION INCOME	7.772.149	14.987.008	10.630.720	7.862 597	15.154.739	10.808.310
OTHER OPERATING INCOME/EXPENSES	(4.452.762)	(7.988.157)	(4.659.716)	(4.411.191)	(7.881.332)	(4.611.895)
Banking service fees (Note 15a)	4 620.033	9.028.267	8.177.038	5.088.490	9.901.622	8.887.274
Personnel expenses (Note 15b)	(4.754.824)	(9.085.899)	(7.793.312)	(4.792 258)	(9.161.077)	(7.870.755)
Other administrative expenses (Note 15c)	(3.586.482)	(6.666.821)	(5 800.678)	(3 623.704)	(6.735 444)	(5 873.116)
Tax Expenses	(1.003.477)	(1.972.940)	(1.749.275)	(1.050.204)	(2.063.721)	(1.825.290)
Equity in the (earnings)/loss of subsidiary and associated companies (Note 19)	482.192	791.373	819.971	162.110	153.501	287.981
Other operating income (Note 15d)	2 299.533	4.911.762	5 092.039	2.340.158	5.023.572	5.137.813
Other operating expenses (Note 15e)	(2.509.737)	(4.993.899)	(3.405.499)	(2.535.783)	(4.999.785)	(3 355.802)
OPERATING INCOME	3.319.387	6.998.851	5.971.004	3 451.406	7.273.407	6.196.415
NON-OPERATING INCOME (Note 15)	228.190	266.133	114.166	238 601	280.968	120.041
Income	256 358	348.360	206.540	268.732	365.905	214.435
Expenses	(28.168)	(82.227)	(92.374)	(30.131)	(84.937)	(94.394)
PROFIT BEFORE TAXATION AND PROFIT SHARING	3.547.577	7.264.984	6.085.170	3.690.007	7.554.375	6.316.456
INCOME TAX AND SOCIAL CONTRIBUTION ON NET INCOME (Note 17)	(636.519)	(1.560.509)	731.705	(777.259)	(1.847.035)	504.148
Income tax	(794.007)	(2.003.139)	(1.777.491)	(908.074)	(2.234.953)	(1.970.825)
Social contribution on net income	(292 059)	(730.464)	(659.111)	(332.216)	(810.989)	(724.979)
Deferred tax credits	449 547	1.173.094	3.168.307	463.031	1.198.907	3.199.952
PROFIT SHARING	(330.107)	(646.356)	(773.098)	(331.797)	(649.221)	(776.827)
NET INCOME	2.580.951	5.058.119	6.043.777	2.580.951	5.058.119	6.043.777
Number of shares	2.475.949.269	2.475.949.269	2.475.949.269	2.475.949.269	2.475.949.269	2.475.949.269
(Treasury Stock)	1,04	2,04	2,44	1,04	2,04	2,44
Total shares used in calculation of net income per share	2.475.949.269	2.475.949.269	2.475.949.269	2.475.949.269	2.475.949 269	2.475.949 269
Net income per share	--	--	--	–	–	–

The accompanying notes are an integral part of these financial statements.

Banco do Brasil S.A.
Financial Stetements
(In thousand of Reais)

Statement of Changes in Stockholders' Equity

Year ended at 12.31.2007

EVENTS	Capital	Reservas de Capital: Donations and Fiscal Incentives	Reservas de Capital: Profit from the sale of treasury stock	Reservas de Capital: Share Premium Account	Revaluation Reserves in Subsidiary and Associated Companies	Revenue Reserves: Legal	Revenue Reserves: Statutory	Revenue Reserves: Expansion	Adjustment to Market Value – Marketable Securities and Derivatives: Banco do Brasil	Adjustment to Market Value – Marketable Securities and Derivatives: Subsidiary and Associated Companies	Retained earning	Treasury Shares	Total
Balances at 12.31.2005	10.797.337	44	140	4.594	23.351	793.677	471.899	4.754.574	36.847	93.080	--	(125.779)	16.849.764
Capital increase	811.176	(44)	(140)	(4.594)	--	--	--	(606.398)	--	--	--	--	--
Capital increase by the exercise of subscription bonuses	304.382	--	--	--	--	--	--	--	--	--	--	--	304.382
Disposal of treasury shares	--	--	355.638	--	--	--	--	--	--	--	--	125.779	481.417
Adjustment to market value - securities and derivative financial instruments	--	--	--	--	--	--	--	--	154.182	180.546	--	--	334.728
Tax effect on adjustments - securities and derivative financial instruments	--	--	--	--	--	--	--	--	(57.147)	(25.270)	--	--	(82.417)
Dividends	--	--	--	--	--	--	--	(760.000)	--	--	--	--	(760.000)
Dividends e bonuses – reversal of residual amounts	--	--	--	--	--	--	--	--	--	--	4	--	4
Prescribed dividends	--	--	--	--	--	--	--	--	--	--	745	--	745
Prescribed interest on capital	--	--	--	--	--	--	--	--	--	--	732	--	732
Other Events:													
Revaluations in subsidiary and associated companies (Note 16d)	--	--	--	--	2.536	--	--	--	--	--	--	--	2.536
Realization of revaluation reserve in subsidiary and associated companies	--	--	--	--	(19.290)	--	--	--	--	--	19.290	--	--
Net income for the year	--	--	--	--	--	--	--	--	--	--	6.043.777	--	6.043.777
Apropriations:													
Reserves	--	--	--	--	--	302.189	1.322.159	2.022.690	--	--	(3.647.038)	--	--
Dividends - R$ 0,42 * per share -	--	--	--	--	--	--	--	--	--	--	(1.043.096)	--	(1.043.096)
Interest on own capital - R$ 0,56 * per share -	--	--	--	--	--	--	--	--	--	--	(1.374.414)	--	(1.374.414)
Balances at 12.31.2006	11.912.895	--	355.638	--	6.597	1.095.866	1.794.058	5.210.866	133.882	248.356	--	--	20.758.158
Changes in the year	1.115.558	(44)	355.498	(4.594)	(16.754)	302.189	1.322.159	456.292	97.035	155.276	--	125.779	3.908.394
Balances at 06.30.2007	12.710.692	--	--	--	6.391	1.219.724	3.156.719	4.768.706	178.365	266.821	--	--	22.305.418
Capital increase by the exercise of subscription bonuses (Note 16c)	500.952	--	--	--	--	--	--	--	--	--	--	--	500.952
Adjustment to market value - securities and derivative financial instruments. (Note 16g)	--	--	--	--	--	--	--	--	(241.376)	76.461	--	--	(164.915)
Tax effect on adjustments - securities and derivative financial instruments ...(Nota 16g)	--	--	--	--	--	--	--	--	89.376	(17.845)	--	--	71.531
Prescribed interest on capital	--	--	--	--	--	--	--	--	--	--	782	--	782
Other Events:													
Revaluations in subsidiary and associated companies (Note 16d)	--	--	--	--	(277)	--	--	--	--	--	--	--	(277)
Realization of revaluation reserve in subsidiary and associated companies...(Note 16d)	--	--	--	--	(205)	--	--	--	--	--	205	--	--
Donations	--	34	--	--	--	--	--	--	--	--	--	--	34
Net Income for the semester	--	--	--	--	--	--	--	--	--	--	2.580.951	--	2.580.951
Apropriations:													
Reserves (Note 16e)	--	--	--	--	--	129.048	1.632.752	--	--	--	(1.761.800)	--	--
Dividendos - R$ 0,14 por ação - (Note 16f)	--	--	--	--	--	--	(212.242)	--	--	--	(133.986)	--	(346.228)
Interest on own capital - R$ 0,28 per share - (Note 16f)	--	--	--	--	--	--	--	--	--	--	(686.152)	--	(686.152)
Balances at 12.31.2007	13.211.644	34	--	--	5.909	1.348.772	4.577.229	4.768.706	24.365	325.437	--	--	24.262.096
Changes in the Semester	500.953	34	--	--	(481)	129.048	1.420.510	--	(152.000)	58.616	--	--	1.956.680
Balances at 12.31.2006	11.912.895	--	355.638	--	6.597	1.095.866	1.794.058	5.210.866	133.882	248.356	--	--	20.758.158
Capital increase (Note 16c)	797.797	--	(355.638)	--	--	--	--	(442.160)	--	--	--	--	--
Capital increase by the exercise of subscription bonuses (Note 16c)	500.952	--	--	--	--	--	--	--	--	--	--	--	500.952
Adjustment to market value - securities and derivative financial instruments. (Note 16g)	--	--	--	--	--	--	--	--	(174.012)	109.803	--	--	(64.210)
Tax effect on adjustments - securities and derivative financial instruments ...(Nota 16g)	--	--	--	--	--	--	--	--	64.496	(32.723)	--	--	31.773
Prescribed interest on capital	--	--	--	--	--	--	--	--	--	--	782	--	782
Other Events:													
Revaluations in subsidiary and associated companies (Note 16d)	--	--	--	--	(264)	--	--	--	--	--	--	--	(264)
Realization of revaluation reserve in subsidiary and associated companies...(Note 16d)	--	--	--	--	(424)	--	--	--	--	--	424	--	--
Donations	--	34	--	--	--	--	--	--	--	--	--	--	34
Net income for the year	--	--	--	--	--	--	--	--	--	--	5.058.119	--	5.058.119
Apropriations:													--
Reserves (Note 16e)	--	--	--	--	--	252.906	3.237.860	--	--	--	(3.490.766)	--	--
Dividends - R$ 0,28 per share - (Note 16f)	--	--	--	--	--	--	(454.689)	--	--	--	(230.508)	--	(685.197)
Interest on own capital - R$ 0,54 per share (Note 16f)	--	--	--	--	--	--	--	--	--	--	(1.338.051)	--	(1.338.051)
Balances at 12.31.2007	13.211.644	34	--	--	5.909	1.348.772	4.577.229	4.768.706	24.365	325.437	--	--	24 262.096
Changes in the Year	1.298.749	34	(355.638)	--	(688)	252.906	2.783.171	(442.160)	(109.517)	77.081	--	--	3.503.938

(*)Recalculated in order to adjust, for comparative purposes, due to the split of Banco do Brasil shares in the proportion of 1:3

The accompanying notes are an integral part of these financial statements.

Banco do Brasil S.A.
Financial Statements
In thousands of Reais

Year ended at December 31, 2007

STATEMENT OF CHANGES IN FINANCIAL POSITION

	BB-Domestic and Foreign branches			BB-Consolidated		
	2nd semester 2007	Year 2007	Year 2006	2nd semester 2007	Year 2007	Year 2006
FINANCIAL RESOURCES WERE PROVIDED BY	31.634.134	69.747.096	50.652.118	30.976.246	68.002.693	51.054.233
Net Income	2.580.951	5.058.119	6.043.777	2.580.951	5.058.119	6.043.777
Adjustments to net income	(616.294)	(842.090)	(335.572)	(141.006)	45.940	337.069
Depreciation and amortization	367.144	728.582	697.295	367.792	729.865	698.634
Depreciation of leased assets	15.157	30.543	24.618	230.973	436.312	323.424
Equity in the earnings (loss) of subsidiary and associated companies	(482.192)	(791.373)	(819 971)	(162.110)	(153.501)	(287.981)
(Profit)/loss on the sale of assets	(24 078)	(22.478)	(56.423)	(24.261)	(22.666)	(56.546)
(Profit)/loss on the disposal of investments	(169.619)	(169.619)	--	(170.147)	(170.147)	--
(Profit)/loss on the disposal of property	(30.500)	(52.908)	--	(30.501)	(52.908)	--
Excess depreciation	--	--	--	(31.197)	(69.192)	(69 317)
Changes in the currency exchange rate.	(144.572)	(452.371)	(147.421)	(195.801)	(574.812)	(262.524)
Provision/(reversal) for devaluation of other assets	4.923	(2.456)	(7.113)	4.925	2.486	(7 652)
Other adjustments	(152.557)	(110.010)	(26.557)	(130.679)	(79.497)	(969)
Changes in deferred income	22.792	(5.867)	4.054	22.527	(6.132)	4.054
Marked-to-Market – Securities and Derivative Financial Instruments	93.384	154.332	252.311	93.384	154.332	252.311
STOCKHOLDERS' EQUITY						
Capital increase	500.952	500.952	1.116	500.952	500.952	1.116
Interbank and interdepartmental accounts	--	--	769.160	--	--	--
Capital increase	--	--	--	4.899	4.899	--
Third party funds:						
Increase in liabilities	27.383.051	62.538.870	42.739.888	26.123.039	60.583.795	43.508.267
Deposits	23.966.023	30.264.157	19.266.847	23.737.469	29.441.529	21.182.699
Deposits received under security repurchase agreements	--	22.859.418	18.711.200	--	22.986.723	18.775.131
Funds from acceptance and issue securities	172.243	--	--	--	725.146	--
Interbank and interdepartmental accounts	--	--	609.798	--	--	609.852
Borrowings and onlendings	2.792.994	3.380.736	1.211.762	1.722.467	2.248 632	--
Derivative financial instruments	--	--	2.940.281	--	--	2.940.585
Other liabilities	451.791	6.034.559	--	663.103	5.181.765	--
Decrease in current assets and long-term receivables	--	3.020	--	490.076	--	8.334
Short-term interbank investments	--	--	--	490.076	--	--
Lease operations	--	3.020	--	--	--	8.334
Disposal of assets and investments	965.522	1.021.946	146.986	1.021.228	1.120.106	368.495
Non-operating assets	10.984	66.321	51.532	16.550	72.002	52.008
Property and equipment in use	22.065	23.152	95.454	21.967	23.054	95.271
Leased assets	10.041	10.041	--	56.202	98.541	56.294
Investments	922.432	922.432	--	926.509	926.509	164.922
Revaluation reserve recognized by the equity method of accounting	481	274	2.536	481	274	2.536
Dividends received from subsidiary/associated companies	698.017	1.312.262	1.027.862	274.437	528.230	499.731
Interest on own capital receivable	5.278	5.278	--	5.278	12.178	28.543

FINANCIAL RESOURCES WERE USED FOR:	32.010.350	70.148.323	51.737.535	31.348.241	68.399.463	52.133.085
Donations and investment subsidies	--	--	--	–	–	25.765
Dividends and Bonuses Proposed	346.228	685.196	1.043.096	346.228	685.196	1.043.096
Interest on own capital receivable	686.152	1.338.051	1.374.414	686.152	1.338.051	1.374.414
Repatriation of resources	752.813	752.813	19.998	752.813	752.813	19.998
Reversals in Assets and Investments	460.030	641.139	481.405	872.535	1.436.246	1.216.535
Non-operating assets	22.417	36.673	35.244	15.008	29.568	35.612
Property and equipment in use	432.181	556.882	336.402	432.181	556.885	336.402
Leased assets	--	--	38.409	410.381	762.222	741.158
Adjustment to market value of subsidiaries	–	–	71.350	–	(105)	(61.374)
Investments	5.432	47.584	--	14.965	87.676	164.737
Deferred charges	128.732	261.660	182.528	128.719	201.092	182.496
Increase in current assets and long-term receivables	26.563.268	63.537.142	44.293.502	25.241.958	61.298.023	44.229.498
Short-term interbank investments	1.623 490	24.660.748	1.217.726	--	22.036 208	91.777
Securities and derivative financial instruments	2.780.034	1 487 848	6.202.406	3.130.040	2 273 456	6.637.714
Interbank and interdepartmental accounts	2.826.840	5 292.832	3.787.084	2.841.987	5 316.978	3.790.890
Loan operations	13 462.505	25 423 343	27.213.321	13.315 104	24.959.157	27.916.038
Lease operations	601	–	12.978	9 462	20.537	–
Other receivables	4.072.538	4.746.719	5.455.221	4.160.512	4.760.069	5.374.335
Other assets	1.797.260	1.925 652	404.766	1.784 853	1.931.618	418.744
Decrease in liabilities	3.073.127	2.932.322	4.342.592	3.319.836	2.688.042	4.041.283
Deposits received under security repurchase agreements	2.405.827	--	--	2.448.751	--	--
Funds from acceptance and issue securities	--	244.473	15.139	189.699	--	861.593
Interbank and interdepartmental accounts	560 217	1.123.343	–	575 958	1.123.338	–
ObrigBorrowing and onlendings	--	--	--	--	--	156.303
Derivative financial instruments	107 083	1.564.506	–	105 428	1.564.704	–
Other liabilities	–	–	4.327.453	–	–	3.023.387
Increase (decrease) in cash and cash equivalents	(376.216)	(401.227)	(1.085.417)	(371.995)	(396.770)	(1.078.852)
Change in cash and cash equivalents:						
At the beginning of the period	4.717.510	4.742.521	5.827.939	4.724.035	4.748.810	5 827.663
At the end of the period	4.341.294	4.341.294	4.742.522	4 352.040	4.352.040	4.748.811
Increase (decrease) in cash and cash equivalents	(376.216)	(401.227)	(1.085.417)	(371.995)	(396.770)	(1.078.852)

The accompanying notes are an integral part of these financial statements.

EXPLAINATORY NOTES

2007 RESULTS

BANCO DO BRASIL S.A.

NOTES DO THE FINANCIAL STATEMENTS

NOTE 1 – The Bank and its Operations

Banco do Brasil S.A. is a publicly listed company established under private law, with both public and private stockholders, and subject to the requirements of Brazilian corporate legislation. Its corporate purpose is to carry out all the asset, liability and accessory banking operations, to provide banking services, intermediate and originate financial transactions in various forms and perform any activity permitted to the institutions that are part of the National Finance System. It is also the main financial agent of the Brazilian Federal Government and is therefore required to carry out the functions attributed to it by law, specifically those of Art. 19 of Law 4595/1964.

NOTE 2 – Presentation of the Financial Statements

2.a) The Financial Statements have been prepared in accordance with the requirements of Law n.° 6404/1976 and observing the rules and instructions issued by the Brazilian Central Bank (BACEN) and the Brazilian Securities Commission (CVM) and include operations of Banco do Brasil S.A. in Brazil and abroad (BB-Domestic and Foreign Branches), and the consolidated position of branches and financial subsidiaries in Brazil and abroad and the foreign special purpose entities (BB-Consolidated), and their values are expressed in thousands of reais, unless as indicated otherwise.

The account balances of the "Foreign branches" and the "Foreign branches and subsidiaries" included in the financial statements of "BB - Domestic and Foreign Branches" and "BB - Consolidated", respectively, are as follows:

	Foreign branches		Branches and Subsidiaries Abroad	
	12.31.2007	12.31.2006	12.31.2007	12.31.2006
Current assets	25,360,062	27,604,966	25,245,370	27,686,969
Long-term receivables	11,012,903	12,550,633	11,461,163	12,468,336
Permanent assets	82,321	111,847	87,814	137,120
Total assets	36,455,286	40,267,446	36,794,347	40,292,425
Current liabilities	27,803,540	29,425,384	27,282,616	28,583,671
Long-term liabilities	6,062,246	7,338,294	6,188,546	7,398,271
Deferred income	4,907	6,580	4,907	6,580
Stockholders' equity	2,584,593	3,497,188	3,318,278	4,303,903
Total liabilities and stockholders' equity	36,455,286	40,267,446	36,794,347	40,292,425
Net income for the year	166,624	226,691	188,526	260,524

2.b) The consolidated financial statements (BB - Consolidated) comprise the domestic and foreign branches and the foreign subsidiaries: Banco do Brasil - AG. Vienna, BB Leasing Company Ltd., Brasilian American Merchant Bank – BAMB, BB Securities Ltd., BB Securities LLc. and the domestic subsidiaries: BB Administração de Ativos – Distribuidora de Títulos e Valores Mobiliários S.A., BB Banco de Investimento S.A., BB Leasing S.A. – Arrendamento Mercantil and BB Banco Popular do Brasil S.A. In compliance with CVM Instruction no. 408 dated August 18, 2004, we included an overseas Special Purpose Company - SPC in the consolidation: Dollar Diversified Payment Rights Finance Company (see Note 13, items 5 and 7).

The asset and liability and the income and expense accounts recording transactions between the foreign branches and subsidiaries and Banco do Brasil S.A. were eliminated on consolidation. The translation into Brazilian reais of the financial statements prepared in a foreign currency is carried out using current exchange rates, in conformity with Bacen's Circular n.º 2.397 of 12.29.1993 and n.º 2.571, de 05.17.1995.

BB - Corretora de Seguros e Administradora de Bens S.A., BB - Administradora de Cartões de Crédito S.A., BB-Tur Viagens e Turismo Ltda., Cobra Tecnologia S.A., Ativos S.A. and BB - Administradora de Consórcios S.A. were not included in the consolidation, in accordance with CVM authorization, as they do not materially affect the consolidated financial statements. The company Aconselhamento Financeiro S.A. - BAF was also not included, pursuant to article 23, CVM Instruction no. 247 dated March 27, 1996, since it is in the process of liquidation. The investments in these companies were recorded on the equity method of accounting and the information required by article 20 of CVM Instruction 247 of 03.27.1996 and CVM Deliberation 26 of 02.05.1986 is presented in Notes 19 and 20, respectively.

We demonstrate below these companies' condensed financial statements.

Balance Sheet

	Ativos S.A.		BB Administradora de Consórcios S.A.		BB Corretora de Seguros e Administradora de Bens S.A.		BB Administradora de Cartões de Crédito S.A.		BB Tur Viagens e Turismo Ltda.		Cobra Tecnologia S.A.		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
ASSETS														
Current and non-current assets	58.423	43.001	46.861	37.527	266.117	247.982	191.739	206.032	73.612	61.559	259.104	194.602	895.856	790.703
- Available funds	2.026	89	2.482	12	113	177	9	21	6 262	285	10 685	7 227	21 577	7.811
- Short-term interbank investments	30.561	-	42 653	36 351	-	-	110.720	116 475	-	-	4.708	-	188.642	152.826
- Securities	99	16 426	448	557	194 231	175 997	16.732	35 659	144	-	-	-	211.654	228.639
- Other assets	25 737	26 486	1 276	607	71.773	71.808	64 278	53 877	67 206	61 274	243 711	187.375	473.983	401.427
Permanent assets	767	828	431	703	-	-	-	-	1.336	1.561	26.699	35.902	29.233	38.994
- Investments	3	3	-	-	-	-	-	-	2	2	-	-	5	5
- Fixed assets	458	426	-	-	-	-	-	-	1.334	1.559	26 315	35 098	28.107	37.083
- Deferred charges	306	399	431	703	-	-	-	-	-	-	384	804	1.121	1.908
Total	59.190	43.829	47.292	38.230	266.117	247.982	191.739	206.032	74.948	63.120	285.803	230.503	925.089	829.697
Liabilities														
Current and non-current liabilities	24.676	34.675	30.372	22.535	130.157	119.591	167.848	182.141	73.247	53.642	288.635	283.638	714.935	696.222
- Borrowings	-	-	-	-	-	-	-	-	-	5 041	-	-	-	5.041
- Other liabilities	24 676	34 675	30 372	22.535	130.157	119 591	167.848	182.141	73 247	48 601	288 635	283.638	714 935	691.181
Deferred income	-	-	-	-	100.949	93 380	-	-	-	500	-	-	100.949	93.880
Stockholders' equity	34.514	9.154	16.920	15.695	35.011	35.011	23.891	23.891	1.701	8.978	(2.831)	(53.135)	109.205	39.594
Total	59.190	43.829	47.292	38.230	266.117	247.982	191.739	206.032	74.948	63.120	285.803	230.503	925.089	829.697

Statement of Income:

	Ativos S.A.		BB Administradora de Consórcios S.A.		BB Corretora de Seguros e Administradora de Bens S.A.		BB Administradora de Cartões de Crédito S.A.		BB Tur Viagens e Turismo Ltda.		Cobra Tecnologia S.A.		Total	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Operating income	102 071	86.374	66.861	53.613	493 407	447,164	45.021	33 906	23 395	29 211	277 476	321 461	1 008 231	971.729
Operating expenses	(38 408)	(32 204)	(18 376)	(15 818)	(388 287)	(356 753)	(27 695)	(30 492)	(26 524)	(32 109)	(306 991)	(340 530)	(806 281)	(807 965)
Gross operating income	63 663	54 110	48.485	37.795	105 120	90 411	17.326	3 414	(3 129)	(2 898)	(29 515)	(19 069)	201 950	163 764
Non operating income	(3)	(1)	–	–	–	–	–	–	9	1 498	(9)	(4 199)	(3)	(2.702)
Profit before taxation	63 660	54 109	48.485	37.795	105 120	90 411	17.326	3 414	(3 120)	(1 400)	(29 524)	(23 268)	201 947	161 062
Income tax and social contribution	(21.598)	(18 121)	(16 401)	(12 825)	(38 133)	(32 864)	(6 003)	(3 451)	887	465	(188)	(1 127)	(79.555)	(67 923)
Profit sharing	(241)	(201)	–	–	–	–	–	–	–	–	–	–	(241)	(261)
Net income	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

2.c) The Cash Flow Statement, prepared according to the Accounting Standards and Procedures - NPC 20, of 4.30.1999, issued by the Brazilian Institute of Accountants - IBRACON, and the Value-Added Statement, according to Resolution CFC n.° 1,010, of 01.21.2005, of the Federal Accounting Council, are being submitted as information to supplement the financial statements.

NOTE 3 – Main Accounting Practices

3.a) Net income is determined on the accrual basis of accounting.

3.b) The assets and liabilities with floating financial charges are recorded at present value, calculated *pro rata* based on the variations in the contractual indices. Those with fixed financial charges are recorded at future value, adjusted to reflect unearned income or unexpired expenses. The assets and liabilities in foreign currencies and those subject to indexation are adjusted in accordance with the exchange rates or official indices as of the balance sheet date and are presented at realizable values. The differences resulting from currency translation are recorded in income for the period. For the subsidiaries located abroad, assets and liabilities are translated into reais at the balance sheet closing exchange rate.

3.c) Short-term interbank investments

Short-term interbank investments are recorded at investment value or purchase price, plus income accrued up to the balance sheet date.

3.d) Securities

The securities purchased for the Bank's portfolio are recorded at the actual amount paid, including brokerage charges and fees, and are classified based on the intention of management, in three different categories:

Trading Securities: these are securities purchased to be actively and frequently traded. They are adjusted monthly to market value. Their increases and decreases in value are recorded in income and expense accounts for the period;

Securities Available for Sale: these are securities purchased n order to be actively and frequently traded. They are adjusted monthly to market value. Their increases and decreases in value are recorded, net of tax effects, in a separate stockholders' equity account;

Securities Held to Maturity: these are securities that the Bank intends and has the financial capacity to hold to maturity. The financial capacity is supported by a cash flow projection that does not consider the possibility of sale of these securities. They are not adjusted to market value.

The mark-to-market methodology used for securities was established following consistent and verifiable criteria, which consider the average price of trading on the day of calculation or, if not available, the daily adjustment value of future market operations divulged by Andima, BM&F, Bovespa and the Central Bank of Brazil or the probable net realizable value obtained with the use of curves of future interest rates, exchange rates, price and currency indices, all consistent with prices in effect during the year.

Income accrued on the securities, irrespective of the category in which they are classified, is appropriated on a "*pro rata*" basis on the accrual basis of accounting up to the date of maturity or of final sale, on an exponential or straight-line method, based on the contractual remuneration and purchase price, and recorded directly in income for the period.

Losses with securities classified as available for sale and held to maturity, if judged not to be temporary, are recorded directly in expense for the period and a new cost basis for the asset is determined.

Upon sale, the difference between the sale amount and the cost of purchase plus accrued income is considered as a result of the transaction and is recorded on the date of the transaction as a gain or loss on securities.

3.e) Derivative Financial Instruments

Derivative financial instruments are recorded at market value at each monthly trial balance and balance sheet date. Increases or decreases in value are recorded in income or expense accounts of the respective financial instruments.

The mark-to-market methodology used for derivative financial instruments was established following consistent and verifiable criteria, which consider the average price of trading on the date of calculation or, if not available, pricing models that estimate the probable net realizable value, according to the characteristics of the derivative.

Derivative financial instruments used to offset, in whole or in part, the risks arising from exposure to variations in financial asset or liability market values are considered hedge instruments and are classified according to their nature:

"Market Risk Hedge " increases or decreases in value of the financial instruments classified in this category, as well as of the item hedged, are recorded in income accounts for the period;

"Cash" flow hedge "the effective amount of the increases or decreases in value of the financial instruments classified in this category is recorded, net of tax effects, in a separate Stockholders' Equity account. The effective amount is that in which the variation of the item hedged, directly related to the corresponding risk, is offset by the variation in the financial instrument used for hedge, considering the accumulated effect of the transaction. Other variations in these instruments are recorded directly in the result of the period.

3.f) Loan and lease operations, advances on foreign exchange contracts, other receivables with loan characteristics and allowance for possible loan losses

Loan and lease operations, advances on foreign exchange contracts, other receivables with loan characteristics and allowance for possible loan losses are classified according to Management's discernment with respect to the level of risk, taking into consideration the economic panorama, past experience and specific risks in relation to the operation, to obligators and guarantors, observing the parameters established by Resolution Bacen n.° 2,682/1999, which requires the periodic analysis of the portfolio and its rating at nine levels, ranging from AA (minimum risk) to H (maximum risk).

Income from loans overdue for more than 60 days, regardless of their level of risk, will only be recognized as income when effectively received.

Operations rated at level H continue in this status for 180 days, when they are written off against the existing provision and controlled, for five years, in memorandum accounts, no longer figuring in balance sheets.

Renegotiated operations are maintained, at a minimum, at the same level at which they were rated. The renegotiations of loans that had already been written off against provision that that were in memorandum accounts are rated as H and any gains from the renegotiation are only recognized as income when effectively received.

Allowance for possible loan losses, considered sufficient by management, satisfies the minimum requirement established by the aforesaid Resolution Bacen n° 2,682/1999, as shown in Note 6.d.

3.g) Permanent assets

Significant investments in Brazil and abroad are stated on the equity method of accounting, in conformity with BACEN and CVM rules and instructions, and are classified in an investment account in permanent assets.

The statements of the overseas branches and subsidiaries are adapted to accounting criteria in force in Brazil and translated into reais, and their impacts are recorded in income for the period. Other permanent investments are stated at cost, restated up to December 31, 1995, and are adjusted to market value through the formation of provision, according to the current rules;

Property and equipment is stated at cost less depreciation calculated on the straight-line method at the following annual rates: buildings and improvements - 4%; vehicles, installations and equipment - 20%; others - 10% (see Note 9);

Deferred assets are recorded at acquisition cost, net of the respective accrued amortizations. Considers basically expenditures in third-party property as a result of opening facilities, which are amortized according to rates based on rental terms, and expenditures with acquisition and development of systems, amortized at a 20% annual rate.

3.h) Benefits for employees

Short-term benefits for existing employees are recognized on the accrual basis as the services are provided. Post-employment benefits, comprising supplementary retirement benefits, medical assistance and other benefits for which the Bank is responsible, were calculated at December 31, 2007 in accordance with criteria established by CVM Deliberation 371 of 12.13.2000.

3.i) Interest on Own Capital Tax Benefit

Corporate income tax is calculated at the basic rate of 15% plus a surcharge of 10% on taxable income above a specific limit, and the Social Contribution on net income is calculated at the basic rate of 9% on taxable income (Note 17.a).

Tax credits are created by applying the current tax rates on their respective bases, and currently the criteria for creating, maintaining, and writing off are also complied with, in accordance with CMN Resolution no. 3059 dated December 20, 2002, as amended by CMN Resolution no. 3355 dated March 31, 2006, and are supported by a realization study.

The Bank records IRPJ, CSLL, Pasep and Cofins tax credits on the negative mark-to-market adjustments of securities and derivative financial instruments recorded in the income and in a separate account in Stockholders' equity.

IRPJ, CSLL, Pasep and Cofins deferred tax liabilities have been recorded on the positive mark-to-market adjustments of securities and derivative financial instruments recorded in income and in a separate account in Stockholders' Equity.

3.j) Contingent Assets and Liabilities and Legal Obligations

The recognition, measure counting and disclosure of contingent assets, liability contingencies and legal obligations are executed in accordance with the criteria defined in CVM Deliberation 489/2005.

Contingent assets are only recognized in the financial statements upon the existence of evidence guaranteeing their realization.

Contingent liabilities are recognized in the financial statements when, based on the opinion of the legal counsel and of Management, the risk of loss of a lawsuit or administrative proceeding is considered probable, with a probable outflow of financial resources for the settlement of obligations and when the sums involved are measurable with sufficient assurance.

The provisions for claims are recorded taking into consideration the possibility of success by the plaintiff in the lawsuit against the Bank/subsidiary.

The provisions for labor claims are recorded considering, also, the jurisprudence applicable to each claim. Contingent liabilities stated as likely losses are not recognized in the books, and are disclosed only in the explanatory notes, while those stated as remote do not require provisioning or disclosure (Note 27 a).

Legal obligations (fiscal and social security) are derived from tax obligations provided in the legislation, regardless of the probability of success of lawsuits in progress, which have their amounts recognized in full in the financial statements.

3.k) Accounting estimates

The preparation of financial statements in accordance with accounting practices adopted in Brazil requires that Management use discernment in the determination and recording of accounting estimates, when applicable. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for possible loan losses and deferred income tax recorded in assets, provision for contingencies, appreciation of derivative financial instruments, and assets and liabilities relating to benefits for employees. The final amounts of transactions involving these estimates are only known upon their settlement.

NOTE 4 – Interbank Investments

	BB- Domestic and Foreign branches		BB-Consolidated	
	12.31.2007	12.31.2006	12.31.2007	12.31.2006
Repurchase agreements	43,465,631	17,572,376	43,391,276	17,489,570
Sales pending settlement - own operations	1,521,132	2,577,194	1,518,933	2,577,194
Sales pending settlement - financed operations	41,444,287	14,995,182	41,372,131	14,912,376
Resales pending settlement - clearing and settlement houses	500,212	–	500,212	–
Interbank deposits	16,065,289	19,168,861	7,397,135	11,582,910
Foreign currency deposits	2,913,976	1,042,911	335,496	15,220
Total	62,444,896	37,784,148	51,123,907	29,087,700

NOTE 5 – Securities and Derivative Financial Instruments

5.a) Securities by issuer and category

BB Domestic and foreign Branches

BB - Domestic and foreign branches

Maturity in days	12.31.2007 Market Value: With no Maturity	0-30	31-180	181-360	over 360	Total: Cost	Market Value	Unrealized gain (loss)	12.31.2006 Total: Cost	Market Value	Unrealized gain (loss)
1 - Trading securities	–	1,740,015	3,476,241	5,287,995	7,945,012	18,580,275	18,449,263	–	7,097,829	7,143,010	–
Brazil	–	1,740,015	3,476,241	5,287,995	7,945,012	18,580,275	18,449,263	–	7,097,829	7,143,010	–
Financial Treasury Bills	–	–	106,752	1,309	2,229,212	2,336,104	2,337,273	–	3,095,859	3,098,413	–
Federal Treasury Bills	–	1,739,853	3,369,023	5,286,686	3,986,457	14,441,968	14,382,019	–	3,714,134	3,755,560	–
Federal Treasury Notes	–	162	466	–	1,763,840	1,785,976	1,713,746	–	287,836	291,037	–
Debentures	–	–	–	–	10,395	16,227	16,225	–	–	–	–
2 - Securities available for sale	23,010	2,153,586	8,723,405	4,117,200	21,558,818	36,373,926	36,576,019	202,094	39,052,548	39,404,515	351,967
Brazil	23,010	383,608	8,605,830	4,113,656	20,030,215	33,117,221	33,156,319	39,099	37,582,451	37,795,562	213,111
Financial Treasury Bills	–	255,013	4,575,202	2,811,640	12,858,766	20,449,917	20,500,821	50,905	29,453,747	29,553,948	100,201
Federal Treasury Bills	–	56,962	1,395,823	460,618	2,872,467	4,813,391	4,785,870	(27,521)	2,104,240	2,132,154	27,914
Federal Treasury Notes	–	-	2,332,318	102,386	4,097,567	6,513,515	6,532,271	18,756	3,809,599	3,891,863	82,264
Federal Government securities – other	–	–	–	–	–	–	–	–	1,295,755	1,301,647	5,892
Debentures	–	–	–	–	162,739	162,685	162,739	54	89,001	87,808	(1,193)
Agricultural debt securities	–	30	236	532	7,203	9,317	8,001	(1,316)	6,644	5,201	(1,443)
Shares in investment funds	2,425	–	–	–	–	2,425	2,425	–	6,501	6,501	–
Shares in social development funds	564	–	–	–	–	1,545	564	(981)	1,545	588	(957)
Shares in listed companies	20,021	–	–	–	–	7,364	20,021	12,657	7,364	7,788	424
Rural Product Bills (Commodities)	–	71,603	302,251	162,253	155	532,843	536,262	3,419	808,055	808,064	9
Other	–	–	–	576,027	31,318	624,219	607,345	(16,874)	–	–	–
Abroad	–	1,769,978	117,575	3,544	1,528,603	3,256,705	3,419,700	162,995	1,470,097	1,608,953	138,856
Brazilian foreign debt securities	–	–	113,113	163	1,524,250	1,474,318	1,637,526	163,208	1,414,832	1,552,604	137,772
Foreign government securities	–	1,769,978	4,462	3,381	4,353	1,782,387	1,782,174	(213)	48,243	48,174	(69)
Shares in equity funds	–	–	–	–	–	–	–	–	7,022	8,174	1,152
Shares in listed companies	–	–	–	–	–	–	–	–	–	1	1
3 - Securities held to maturity	–	3,616	1,955,830	1,731,130	13,161,700	16,830,259	16,852,276	–	24,405,556	24,337,814	–
Brazil	–	-	1,730,362	1,730,563	12,993,067	16,451,990	16,453,992	–	23,696,844	23,582,571	–
Financial Treasury Bills	–	–	1,730,362	1,730,541	12,977,806	16,432,811	16,438,709	–	20,740,629	20,741,307	–
Federal Treasury Notes	–	–	–	22	15,261	19,179	15,283	–	2,625,377	2,510,489	–
Federal Government securities – other	–	–	–	–	–	–	–	–	326,652	326,672	–
Commodities	–	–	–	–	–	–	–	–	4,186	4,103	–
Abroad	–	3,616	225,468	567	168,633	378,269	398,284	–	708,712	755,243	–
EUROBONDS	–	–	13,153	–	–	13,154	13,153	–	14,192	14,187	–
Brazilian foreign debt securities	–	–	200,004	567	168,633	349,188	369,204	–	673,432	719,966	–
Foreign government securities	–	3,616	12,311	–	–	15,927	15,927	–	403	405	–
Other	–	–	–	–	–	–	–	–	20,685	20,685	–
Total	23,010	3,897,217	14,155,476	11,136,325	42,665,530	71,784,460	71,877,558	202,094	70,555,933	70,885,339	351,967

Maturity in days	31.12.2007 Market Value: With no Maturity	0-30	31-180	181-360	over 360	Total: Notional Residual	Notional Market	Unrealized gain (loss)	31.12.2006 Total: Notional Residual	Notional Market	Unrealized gain (loss)
Total by portfolio	23,010	3,897,217	14,155,476	11,136,325	42,665,530	71,784,460	71,877,558	202,094	70,555,933	70,885,339	351,967
a) Own portfolio	23,010	3,897,217	8,958,669	6,945,410	17,850,837	37,766,891	37,675,143	33,153	32,503,278	32,654,286	198,471
b) Subject to repurchase agreements	–	–	4,446,183	3,813,366	20,267,515	28,348,342	28,527,064	163,252	32,854,903	33,031,347	151,587
c) Deposits with the Brazilian Central Bank	–	–	351,574	336,661	4,257,035	4,941,064	4,945,270	3,777	3,856,926	3,857,313	388
d) Pledged in guarantee	–	–	399,050	40,888	290,143	728,163	730,081	1,912	1,340,826	1,342,393	1,522

Maturity in years	31.12.2007 Market Value: With no Maturity	Due in up to one year	Due from 1 to 5 years	Due from 5 to 10 years	Due after 10 years	Total: Notional Residual	Notional Market	31.12.2006 Total: Notional Residual	Notional Market
Total by category	23,010	29,189,019	37,899,948	3,454,091	1,311,490	71,784,460	71,877,558	70,555,933	70,885,339
1 - Trading securities	–	10,504,251	7,573,274	371,738	–	18,580,275	18,449,263	7,097,829	7,143,010
2 - Securities available for sale	23,010	14,994,191	19,724,893	522,435	1,311,490	36,373,926	36,576,019	39,052,548	39,404,515
3 - Securities held to maturity	–	3,690,577	10,601,781	2,559,918	–	16,830,259	16,852,276	24,405,556	24,337,814

The portfolio's position is the following:

	31.12.2007		31.12.2006	
Total by category				
1 - Trading securities	18,449,263	26%	7,143,010	10%
2 - Securities available for sale	36,576,019	51%	39,404,515	56%
3 - Securities held to maturity	16,830,259	23%	24,405,556	34%
Portfolio book value	71,855,541	100%	70,953,081	100%
Mark-to-market adjustment to securities held to maturity	22,017		(67,742)	
Portfolio market value	71,877,558		70,885,339	

BB Consolidated

BB-Consolidado

	31.12.2007								31.12.2006		
	Market Value					Total			Total		
Maturity in days	With no Maturity	0-30	31-180	181-360	over 360	Notional Residual	Notional Market	Unrealized gain (loss)	Notional Residual	Notional Market	Unrealized gain (loss)
1 - Trading securities	24,331	2,262,337	3,489,793	5,390,547	7,945,012	19,248,910	19,112,020	–	7,450,454	7,493,630	–
Domestic	24,215	2,261,249	3,476,241	5,287,996	7,945,012	19,128,295	18,994,713	–	7,388,782	7,432,134	–
Financial Treasury Bills	–	–	106,752	1,309	2,229,212	2,336,104	2,337,273	–	3,095,858	3,096,414	–
Federal Treasury Bills	–	1,739,853	3,369,023	5,286,687	3,986,457	14,441,968	14,382,020	–	3,714,134	3,755,560	–
Federal Treasury Notes	–	162	466	–	1,713,118	1,785,976	1,713,746	–	287,836	291,037	–
Debentures	–	521,234	–	–	16,225	540,780	537,459	–	271,384	269,603	–
Promissory Notes	–	–	–	–	–	–	–	–	15,586	15,586	–
Shares in listed companies	22,207	–	–	–	–	21,449	22,207	–	186	136	–
Shares in investment funds	1,874	–	–	–	–	1,874	1,874	–	3,798	3,798	–
Others	134	–	–	–	–	144	134	–	–	–	–
Abroad	116	1,088	13,552	102,551	–	120,615	117,307	–	61,672	61,496	–
EUROBONDS	1	–	9,265	53,288	–	64,133	62,554	–	48,764	48,413	–
Brazilian foreign debt securities	–	–	1,912	49,263	–	52,908	51,175	–	12,908	13,083	–
Foreign government securities	–	1,088	2,375	–	–	3,459	3,463	–	–	–	–
Mutual funds of fixed income shares	115	–	–	–	–	115	115	–	–	–	–
2 - Securities available for sale	916,181	2,153,586	8,900,090	4,117,200	22,021,745	37,666,142	38,108,602	442,660	40,137,327	40,641,431	504,104
Domestic	880,934	383,608	8,627,833	4,113,656	20,402,750	34,172,718	34,408,781	236,063	38,387,575	38,708,977	321,402
Financial Treasury Bills	–	255,013	4,597,205	2,811,840	12,889,497	20,502,644	20,553,555	50,911	29,492,309	29,592,504	100,195
Federal Treasury Bills	–	56,962	1,395,823	460,618	2,872,467	4,813,391	4,785,870	(27,521)	2,104,239	2,132,153	27,914
Federal Treasury Notes	–	–	2,332,318	102,386	4,097,567	6,513,515	6,532,271	18,756	3,809,599	3,891,863	82,264
Federal Government securities – other	–	–	–	–	–	–	–	–	1,295,755	1,301,647	5,892
Debentures	–	–	–	–	448,318	447,532	448,318	786	167,312	166,530	(782)
Agricultural debt securities	–	30	236	532	7,203	9,317	8,001	(1,316)	6,644	5,201	(1,443)
Shares in credit rights	–	–	–	–	50,637	50,408	50,637	229	–	–	–
Equity interest shares	–	–	–	–	816	1,000	816	(184)	–	–	–
Shares in investment funds	220,761	–	–	–	–	185,905	220,761	34,856	13,147	13,166	19
Shares in social development funds	564	–	–	–	–	10,321	564	(9,757)	10,321	588	(9,733)
Shares in listed companies	644,216	–	–	–	–	451,969	644,216	192,247	469,462	567,712	98,250
Shares in privately-held companies	264	–	–	–	–	7	264	257	2,749	3,016	267
Shares in equity funds	1,462	–	–	–	4,773	7,327	6,235	(1,092)	207,837	226,388	18,551
Rural Product Bills (Commodities)	–	71,603	302,251	162,253	155	532,843	536,262	3,419	808,056	808,064	8
Others	13,667	–	–	576,027	31,317	646,539	621,011	(25,528)	145	145	–
Abroad	35,247	1,769,978	272,257	3,544	1,618,995	3,493,424	3,700,021	206,597	1,749,752	1,932,454	182,702
Brazilian foreign debt securities	–	–	113,113	163	1,614,642	1,534,730	1,727,918	193,188	1,487,809	1,658,789	171,180
Foreign government securities	–	1,769,978	159,144	3,381	4,353	1,937,069	1,936,856	(213)	228,929	228,860	(69)
Shares in equity funds	32,145	–	–	–	–	20,902	32,145	11,243	32,253	41,873	9,620
Shares in listed companies	3,102	–	–	–	–	723	3,102	2,379	961	2,932	1,971
3 - Securities held to maturity	–	3,616	1,955,830	1,731,130	13,161,700	16,830,259	16,852,276	–	24,408,786	24,341,051	–
Domestic	–	–	1,730,362	1,730,563	12,993,067	16,451,990	16,453,992	–	23,696,844	23,582,571	–
Financial Treasury Bills	–	–	1,730,362	1,730,541	12,977,806	16,432,811	16,438,709	–	20,740,629	20,741,307	–
Federal Treasury Notes	–	–	–	22	15,261	19,179	15,283	–	2,625,377	2,510,489	–
Federal Government securities – other	–	–	–	–	–	–	–	–	326,652	326,672	–
Commodities	–	–	–	–	–	–	–	–	4,186	4,103	–
Abroad	–	3,616	225,468	567	168,633	378,269	398,284	–	711,942	758,480	–
EUROBONDS	–	–	13,153	–	–	13,154	13,153	–	14,192	14,187	–
Brazilian foreign debt securities	–	–	200,004	567	168,633	349,188	369,204	–	676,563	723,098	–
Foreign government securities	–	3,616	12,311	–	–	15,927	15,927	–	403	405	–
Others	–	–	–	–	–	–	–	–	20,784	20,790	–
Total	940,512	4,419,539	14,345,713	11,238,877	43,128,457	73,745,311	74,073,098	442,660	71,996,567	72,476,112	504,104

	12.31.2007								12.31.2006		
	Market Value					Total			Total		
Maturity in days	With no Maturity	0-30	31-180	181-360	over 360	Cost	Market Value	Unrealized gain (loss)	Cost	Market Value	Unrealized gain (loss)
Total by portfolio	940,512	4,419,539	14,345,713	11,238,877	43,128,457	73,745,311	74,073,098	442,660	71,996,567	72,476,112	504,104
a) Own portfolio	940,512	4,419,539	9,146,706	7,047,962	18,212,328	39,654,087	39,767,047	243,738	33,855,324	34,123,062	317,199
b) Subject to repurchase agreements	–	–	4,448,383	3,813,366	20,357,907	28,410,954	28,619,656	193,233	32,927,680	33,137,532	184,995
c) Deposits with the Brazilian Central Bank	–	–	351,574	336,661	4,261,947	4,945,975	4,950,182	3,777	3,872,737	3,873,125	388
d) Pledged in guarantee	–	–	399,050	40,888	296,275	734,295	736,213	1,912	1,340,826	1,342,393	1,522

	12.31.2007							12.31.2006	
	Market Value					Total		Total	
Maturity in years	With no maturity	Due in up to one year	Due from 1 to 5 years	Due from 5 to 10 years	Due after 10 years	Cost	Market Value	Cost	Market Value
Total by category	940,512	30,004,128	38,196,555	3,518,416	1,413,487	73,745,311	74,073,098	71,996,567	72,476,112
1 - Trading securities	24,331	11,142,676	7,573,274	371,739	–	19,248,910	19,112,020	7,450,454	7,493,630
2 - Securities available for sale	916,181	15,170,875	20,021,500	586,759	1,413,487	37,666,142	38,108,802	40,137,327	40,641,431
3 - Securities held to maturity	–	3,690,577	10,601,781	2,559,918	–	16,830,259	16,852,276	24,408,786	24,341,051

The portfolio's position is the following:

	12.31.2007		12.31.2006	
Total by category				
1 - Trading securities	19,112,020	26%	7,493,630	10%
2 - Securities available for sale	38,108,803	51%	40,641,431	56%
3 - Securities held to maturity	16,830,259	23%	24,408,786	34%
Portfolio book value	74,051,082	100%	72,543,847	100%
Mark-to-market adjustment to securities held to maturity	22,017		(67,735)	
Portfolio market value	74,073,099		72,476,112	

5.b) Derivative financial instruments

The Bank uses derivative financial instruments to manage, in a consolidated manner, its positions and to meet clients' needs, classifying own positions into Hedging (market risk) and Trading, both with limits of approval. This information is made available to the areas of pricing, trading, controls and calculation of results, which are segregated within the Bank.

The models used to manage risks with derivatives are reviewed periodically and the decisions made follow the best risk/return relationship, estimating possible losses based on the analysis of macroeconomic scenarios.

The Bank uses appropriate tools and systems to manage the derivatives. Trading in new derivatives, standardized or not, is subject to a previous risk analysis.

The hedge strategy of the equity positions is in line with the macroeconomic analyses and is approved by Management .

Risk analysis of the subsidiaries is individual and its control consolidated.
The Bank uses statistical methods and simulations to measure the risks of its positions, including derivatives, using models of values at risk sensibility and *stress* analysis.

Risks

The main risks inherent to derivative Financial instruments resulting from the Bank's and its subsidiaries' business are credit, market and operating risks, all similar to those related to other types of financial instruments.

Market risk is the exposure created by a potential fluctuation in interest rates, exchange rates, quotations of goods, prices quoted on stock markets and other values, and is a function of the type of product, the volume of operations, the term and conditions of the contract and the underlying volatility.

Credit risk is the exposure to loss in the event of default by counterparty to a transaction. The credit exposure in futures contracts is minimized due to daily settlement in cash. Swap contracts registered at CETIP and at BM&F are subject to credit risk if the counterparty is unable or unwilling to comply with his contractual liabilities. Total credit exposure in "swaps"at December 31, 2007 is R$ 1,822,829. (R$ 1,663,018 in 12.31.2006). The credit risk associated with options contracts is limited to the premiums paid on purchased options.

Operating risk is the probability of financial losses resulting from failures or inadequacy of people, processes and systems, or factors such as catastrophes or criminal activities.

The tables below show the notional amounts, as cost or market value, and the respective net exposures in the balance sheet at December 31, 2007 for the derivative financial instruments classified in conformity with their classification as "Trading" or "Hedge" instruments.

Trading derivatives by index

By index	Counter-party	BB- Domestic and Foreign branches 12.31.2007 Notional amount	Cost	Market Value	12.31.2006 Notional amount	Cost	Market Value	BB-Consolidated 12.31.2007 Notional amount	Cost	Market Value	12.31.2006 Notional amount	Cost	Market Value
Exchange trading													
Forwards contracts													
Sales commitments		3,140,187	41,150	42,727	3,160,498	336	(254)	3,140,187	41,150	42,727	3,160,498	336	(254)
DI	B	1,987,941	(21,889)	(21,889)	734,864	9,359	9,359	1,987,941	(21,889)	(21,889)	734,864	9,359	9,359
Currencies	B	227,031	75,522	75,522	32,446	5,410	5,410	227,031	75,522	75,522	32,446	5,410	5,410
Index	B	–	(29)	(29)	–	(46)	(46)	–	(29)	(29)	–	(46)	(46)
Foreign exchange coupon	B	139,369	(13,608)	(13,608)	353,659	(18,453)	(18,453)	139,369	(13,608)	(13,608)	353,659	(18,453)	(18,453)
Libor	IF	785,084	–	–	1,956,032	–	590	785,084	–	1,577	1,956,032	–	590
Commodities	B	762	35	35	–	5	5	762	35	35	–	5	5
SCC *	B	–	1,119	1,119	83,497	4,061	4,061	–	1,119	1,119	83,497	4,061	4,061
Sales commitments		2,790,643	27,971	24,732	2,856,924	(28,547)	(28,264)	2,790,643	27,971	24,732	2,856,924	(28,547)	(28,264)
DI	B	1,535,076	41,262	41,262	776,235	(46,577)	(46,577)	1,535,076	41,262	41,262	776,235	(46,577)	(46,577)
Currencies	B	79,165	(21,577)	(21,577)	26,725	11,329	11,329	79,165	(21,577)	(21,577)	26,725	11,329	11,329
Index	B	–	(36)	(36)	–	(568)	(568)		(36)	(36)	–	(568)	(568)
Foreign exchange coupon	B	86,785	8,511	8,511	109,112	7,263	7,263	86,785	8,511	8,511	109,112	7,263	7,263
Libor	IF	1,088,871	–	(3,239)	1,944,852	–	283	1,088,871		(3,239)	1,944,852	–	283
Commodities	B	746	(189)	(189)	–	6	6	746	(189)	(189)	–	6	6
Fixed-term options													
Asset position		735,936	6,282	24,287	482,855	128	8,654	735,936	6,282	24,287	482,855	128	8,654
Currencies	B	735,936	6,282	24,287	482,855	128	8,654	735,936	6,282	24,287	482,855	128	8,654
Liability position		3,784,342	(508,325)	(352,523)	1,585,532	(118,877)	(82,557)	3,784,342	(508,325)	(352,523)	1,585,532	(118,877)	(82,557)
Currencies	B	3,784,342	(508,325)	(352,523)	1,585,532	(118,877)	(82,557)	3,784,342	(508,325)	(352,523)	1,585,532	(118,877)	(82,557)
Options market													
Purchase options		369	22	9	–	–	–	8,415	732	653	10,180	1,090	766
Shares	B	369	22	9	–	–	–	369	22	9	–	–	–
Financial assets & derivatives	C	–	–	–	–	–	–	8,046	710	644	10,180	1,090	766
Sales options		(784,919)	(989,313)	(999,861)	1,371,595	(2,957,363)	(3,089,473)	(776,873)	(990,023)	(1,000,505)	1,381,775	(2,958,453)	(3,090,240)
Shares	B	(784,919)	(989,313)	(999,861)	1,371,595	(2,957,363)	(3,089,473)	(784,919)	(989,313)	(999,861)	1,371,595	(2,957,363)	(3,089,473)
Financial assets & derivatives	IF	–	–	–	–	–	–	8,046	(710)	(644)	10,180	(1,090)	(767)
Over-the-counter trading													
Swap contracts													
Asset position		8,506,881	1,068,105	1,028,609	8,179,707	411,704	510,802	8,488,029	1,068,018	1,028,049	8,108,915	411,189	510,080
DI	C	3,540,288	545,053	548,353	2,618,161	291,682	308,504	3,540,288	545,053	548,353	2,618,161	291,682	308,504
	IF	3,704,474	505,334	452,591	2,610,794	84,571	83,847	3,704,474	505,334	452,591	2,610,794	84,571	83,847
Foreign currency	C	291,675	5,470	5,925	61,764	2,231	2,001	291,675	5,470	5,925	61,764	2,231	2,001
	IF	494,752	(953)	6,032	81,747	16,725	51,695	494,752	(953)	6,032	81,747	16,725	51,695
Prefixed	C	456,840	13,114	13,148	2,798,188	16,501	64,721	456,840	13,114	13,148	2,727,396	15,986	64,033
IPCA	C	18,852	87	560	9,053	(6)	34	–	–	–	9,053	(6)	–
Liability position		24,788,265	(509,237)	(480,490)	19,820,173	(277,463)	(338,340)	24,762,078	(509,255)	(480,361)	19,820,173	(277,463)	(338,340)
DI	C	10,278,068	(151,562)	(151,528)	15,626,625	(198,338)	(198,357)	10,278,068	(151,562)	(151,528)	15,626,625	(198,338)	(198,357)
	IF	1,572,974	(166,692)	(163,286)	719,809	(33,303)	(34,151)	1,572,974	(166,692)	(163,286)	719,809	(33,303)	(34,151)
Foreign currency	C	669,325	(6,219)	(6,996)	1,071,104	28,827	(35,255)	669,325	(6,219)	(6,996)	1,071,104	28,827	(35,255)
	IF	252,930	(18,205)	(5,909)	1,185,626	(37,975)	(31,730)	252,930	(18,205)	(5,909)	1,185,626	(37,975)	(31,730)
Prefixed	C	501,599	(66,408)	(53,018)	259,759	(5,239)	(5,412)	495,412	(66,426)	(52,889)	259,759	(5,239)	(5,412)
TMS	C	11,145,174	(71,576)	(71,576)	712,817	(23,223)	(23,223)	11,145,174	(71,576)	(71,576)	712,817	(23,223)	(23,223)
TR	C	348,195	(8,575)	(8,177)	244,433	(8,212)	(8,212)	348,195	(8,575)	(8,177)	244,433	(8,212)	(8,212)
Forward contracts													
Asset position		3,530,075	93,022	96,608	2,350,946	40,148	44,695	3,501,982	92,982	96,505	2,304,601	39,882	44,483
Foreign currency	IF	3,353,024	92,874	96,460	1,690,759	40,108	44,655	3,324,931	92,834	96,357	1,644,414	39,842	44,443
Others	–	177,051	148	148	660,187	40	40	177,051	148	148	660,187	40	40
Liability position		4,514,720	(53,517)	(59,274)	506,514	(3,413)	(2,162)	4,481,648	(53,030)	(58,907)	463,217	(2,166)	(1,742)
Foreign currency	IF	4,079,614	(51,663)	(57,420)	149,250	(2,554)	(1,303)	4,046,542	(51,176)	(57,053)	105,953	(1,307)	(883)
Others	–	435,106	(1,854)	(1,854)	357,264	(859)	(859)	435,106	(1,854)	(1,854)	357,264	(859)	(859)

Counterpart: (B) Stock Exchange, (IF) Financial Institution, (C) Client.

(*) Foreign exchange swap with regular adjustments.

Credit derivatives

	BB- Domestic and Foreign branches 12.31.2007 Notional amount	Market Value	12.31.2006 Notional amount	Market Value	BB-Consolidated 12.31.2007 Notional amount	Market Value	12.31.2006 Notional amount	Market Value
Asset position								
Credit swaps – Derivatives with Banks	22,751	26	--	--	22,751	26	--	--
Liability position								
Credit swaps – Derivatives with Banks	8,853	53	--	--	8,853	53	--	--

Derivatives by maturity

By maturity	BB- Domestic and Foreign branches						BB-Consolidated					
	12.31.2007			12.31.2006			12.31.2007			12.31.2006		
	Notional amount	Cost	Market Value	Notional amount	Cost	Market Value	Notional amount	Cost	Market Value	Notional amount	Cost	Market Value
Forwards contracts												
Sales commitments	3,140,187	-	-	3,160,498	-	-	3,140,187	-	-	3,160,498	-	-
Up to 30 days	665,912	-	-	173,280	-	-	665,912	-	-	173,280	-	-
31 to 60 days	67,565	-	-	27,490	-	-	67,565	-	-	27,490	-	-
61 to 90 days	121,044	-	-	886,164	-	-	121,044	-	-	886,164	-	-
91 to 180 days	707,660	-	-	808,485	-	-	707,660	-	-	808,485	-	-
181 to 360 days	826,744	-	-	392,143	-	-	826,744	-	-	392,143	-	-
1 to 5 years	751,262	-	-	872,936	-	-	751,262	-	-	872,936	-	-
Sales commitments	2,790,643	-	-	2,856,924	-	-	2,790,643	-	-	2,856,924	-	-
Up to 30 days	-	-	-	26,725	-	-	-	-	-	26,725	-	-
31 to 60 days	61,294	-	-	-	-	-	61,294	-	-	-	-	-
61 to 90 days	174,006	-	-	237,114	-	-	174,006	-	-	237,114	-	-
91 to 180 days	115,205	-	-	158,153	-	-	115,205	-	-	158,153	-	-
181 to 360 days	319,737	-	-	309,894	-	-	319,737	-	-	309,894	-	-
1 to 5 years	2,067,912	-	-	2,125,038	-	-	2,067,912	-	-	2,125,038	-	-
Over 5 years	52,489	-	-	-	-	-	52,489	-	-	-	-	-
Fixed-term options												
Currency maturity												
Asset position	735,936	6,282	24,287	482,855	128	8,654	735,936	6,282	24,287	482,855	128	8,654
Up to 30 days	319,319	12,954	12,740	177,016	63	2,061	319,319	12,954	12,740	177,016	63	2,061
31 to 60 days	82,374	4,887	4,353	86,500	159	921	82,374	4,887	4,353	86,500	159	921
61 to 90 days	21,314	751	694	32,393	205	415	21,314	751	694	32,393	205	415
91 to 180 days	101,328	941	2,419	21,546	395	836	101,328	941	2,419	21,546	395	836
181 to 360 days	93,908	(1,873)	1,872	152,562	527	4,283	93,908	(1,873)	1,872	152,562	527	4,283
1 to 5 years	117,693	(11,378)	2,209	12,838	(1,221)	138	117,693	(11,378)	2,209	12,838	(1,221)	138
Liability position	3,784,342	(508,325)	(352,523)	1,585,532	(118,877)	(82,557)	3,784,342	(508,325)	(352,523)	1,585,532	(118,877)	(82,557)
Up to 30 days	323,571	(31,805)	(30,772)	153,999	(2,885)	(3,142)	323,571	(31,805)	(30,772)	153,999	(2,885)	(3,142)
31 to 60 days	349,820	(47,466)	(43,804)	204,459	(11,332)	(10,508)	349,820	(47,466)	(43,804)	204,459	(11,332)	(10,508)
61 to 90 days	255,310	(37,597)	(33,590)	199,775	(14,369)	(12,032)	255,310	(37,597)	(33,590)	199,775	(14,369)	(12,032)
91 to 180 days	861,052	(95,513)	(74,844)	182,899	(16,046)	(13,146)	861,052	(95,513)	(74,844)	182,899	(16,046)	(13,146)
181 to 360 days	1,308,884	(165,875)	(114,859)	602,106	(36,072)	(22,625)	1,308,884	(165,875)	(114,859)	602,106	(36,072)	(22,625)
1 to 5 years	685,705	(130,069)	(54,654)	242,294	(38,173)	(21,104)	685,705	(130,069)	(54,654)	242,294	(38,173)	(21,104)
Options market												
Purchase options												
Shares	369	22	9	-	-	-	8,415	732	653	10,180	1,090	768
Up to 30 days	-	-	-	-	-	-	77	3	-	-	-	-
31 to 60 days	369	22	9	-	-	-	369	22	9	2,523	80	18
91 to 180 days	-	-	-	-	-	-	3,050	220	26	6,952	386	143
181 to 360 days	-	-	-	-	-	-	4,919	487	618	705	624	605
Sales options												
Shares	(784,919)	(989,313)	(999,861)	1,371,595	(2,957,363)	(3,089,473)	(776,873)	(990,023)	(1,000,505)	1,381,775	(2,958,453)	(3,090,240)
Up to 30 days	(555,687)	(614,596)	(615,324)	135,668	(291,695)	(292,832)	(565,610)	(614,599)	(615,324)	135,668	(291,695)	(292,832)
31 to 60 days	(193,365)	(327,529)	(329,965)	125,979	(271,689)	(273,055)	(193,365)	(327,529)	(329,965)	128,502	(271,769)	(273,073)
61 to 90 days	(7,797)	(299)	(39)	22,579	(48,841)	(49,532)	(7,797)	(299)	(39)	22,579	(48,841)	(49,532)
91 to 180 days	(8,278)	(5,943)	(6,105)	42,686	(92,010)	(92,594)	(5,228)	(6,163)	(6,131)	49,638	(92,396)	(92,737)
181 to 360 days	(19,792)	(40,946)	(48,428)	110,019	(236,483)	(238,211)	(14,873)	(41,433)	(49,046)	110,724	(237,107)	(238,817)
1 to 5 years	-	-	-	934,664	(2,016,645)	(2,143,249)	-	-	-	934,664	(2,016,645)	(2,143,249)
Swap contracts												
Asset	8,506,881	1,068,105	1,028,609	8,179,707	411,704	510,802	8,488,029	1,068,018	1,028,049	8,108,915	411,189	510,080
Up to 30 days	1,248,719	59,443	60,305	411,859	18,662	18,931	1,248,719	59,443	60,305	411,859	18,662	18,931
31 to 60 days	501,211	81,399	80,143	373,878	16,718	16,814	501,211	81,399	80,143	373,878	16,718	16,814
61 to 90 days	621,962	86,771	83,813	957,862	24,074	21,256	621,962	86,771	83,813	957,862	24,074	21,256
91 to 180 days	1,441,110	181,065	172,326	783,384	50,045	49,608	1,441,110	181,065	172,326	712,592	49,530	48,918
181 to 360 days	1,724,328	262,594	258,970	2,240,398	247,505	279,976	1,724,328	262,594	258,970	2,240,398	247,505	279,976
1 to 5 years	2,962,841	396,816	372,827	3,405,258	54,704	124,190	2,950,699	396,746	372,492	3,405,258	54,704	124,185
5 to 10 years	6,710	17	225	7,068	(4)	29	-	-	-	7,068	(4)	-
Liability	24,768,265	(509,237)	(480,490)	19,820,173	(277,463)	(336,340)	24,762,078	(509,255)	(480,361)	19,820,173	(277,463)	(336,340)
Up to 30 days	1,227,619	(31,475)	(31,784)	1,147,610	(15,604)	(16,856)	1,227,619	(31,475)	(31,784)	1,147,610	(15,604)	(16,856)
31 to 60 days	9,518,988	(55,489)	(55,114)	3,842,255	(33,843)	(33,786)	9,518,988	(55,488)	(55,114)	3,842,255	(33,843)	(33,786)
61 to 90 days	1,068,022	(33,697)	(32,487)	3,405,440	(34,942)	(35,609)	1,068,022	(33,697)	(32,487)	3,405,440	(34,942)	(35,609)
91 to 180 days	852,401	(59,496)	(58,971)	1,157,979	(45,100)	(43,220)	852,401	(59,496)	(58,971)	1,157,979	(45,100)	(43,220)
181 to 360 days	4,244,382	(142,044)	(137,259)	3,214,696	(67,262)	(67,852)	4,244,383	(142,044)	(137,259)	3,214,696	(67,262)	(67,852)
1 to 5 years	7,856,853	(187,036)	(164,875)	7,042,193	(80,896)	(138,621)	7,850,665	(187,055)	(164,746)	7,042,193	(80,896)	(138,621)
5 to 10 years	-	-	-	10,000	184	(396)	-	-	-	10,000	184	(396)
Forward contracts												
Asset	3,530,075	93,022	96,608	2,350,946	40,148	44,695	3,501,982	92,982	96,505	2,304,601	39,882	44,483
Up to 30 days	938,455	20,866	23,057	865,262	9,468	10,335	913,471	20,881	22,985	818,917	9,202	10,123
31 to 60 days	616,285	38,225	35,572	744,365	17,616	18,861	613,176	38,170	35,541	744,365	17,616	18,861
61 to 90 days	603,909	17,967	19,123	257,530	6,795	6,903	603,909	17,967	19,123	257,530	6,795	6,903
91 to 180 days	593,770	9,006	10,733	268,730	5,015	5,823	593,770	9,006	10,733	268,730	5,015	5,823
181 to 360 days	299,549	6,954	7,085	215,059	1,254	2,773	299,549	6,954	7,085	215,059	1,254	2,773
1 to 5 years	478,107	4	1,038	-	-	-	478,107	4	1,038	-	-	-
Liability	4,514,720	(53,517)	(59,274)	506,514	(3,413)	(2,162)	4,481,648	(53,030)	(58,907)	463,217	(2,166)	(1,742)
Up to 30 days	1,673,663	(38,278)	(36,679)	122	(6)	(6)	1,666,494	(38,200)	(36,600)	-	-	-
31 to 60 days	250,461	(5,531)	(4,541)	85,902	(529)	(517)	224,619	(5,126)	(4,256)	49,375	(493)	(407)
61 to 90 days	1,078,748	(6,422)	(9,914)	224,434	(42)	(45)	1,078,748	(6,422)	(9,914)	224,406	(41)	(43)
91 to 180 days	600,732	(3,051)	(3,904)	93,236	(708)	(718)	600,732	(3,051)	(3,904)	93,144	(702)	(714)
181 to 360 days	340,943	(231)	(2,872)	1,155	(112)	(68)	340,943	(231)	(2,872)	-	-	-
1 to 5 years	570,173	(4)	(1,364)	99,393	(1,467)	(716)	570,112	-	(1,361)	96,292	(930)	(578)
5 to 10 years	-	-	-	2,272	(549)	(92)	-	-	-	-	-	-

Margin given as guarantee for transactions with Derivative Financial Instruments

	12.31.2007	12.31.2006
Financial Treasury Bills		
LFT	729,693	1,264,183
TDA pledged	647	753
NTN-B	-	77,457
Total	730,341	1,342,393

Portfolio of derivatives designated as hedge of market risk

Banco do Brasil, seeking protection against possible oscillations in interest and exchange rates on securities issued in the international capitals market, in the amount of R$ 350 million, contracted derivative operations (Cross Currency Interest Rate Swap), in the amount of R$ 320 million. The respective hedge, comprised of derivative operations of swap of interest rate and currency, was contracted for the same volume, term and rate.

Hedge Derivatives by index and maturity

		BB- Domestic and Foreign branches						BB-Consolidated					
By Index		12.31.2007			12.31.2006			12.31.2007			12.31.2006		
	Counter-part	Notional amount	Cost	Market Value	Notional amount	Cost	Market Value	Notional amount	Cost	Market Value	Notional amount	Cost	Market Value
Over-the-counter trading													
Swap contracts													
Liability position		320,000	23,327	(53,784)	-	-	-	320,000	23,327	(53,784)	-	-	-
Foreign currency	IF	320,000	23,327	(53,784)	-	-	-	320,000	23,327	(53,784)	-	-	-

Counterpart: (FI) Financial Institution

	BB- Domestic and Foreign branches						BB-Consolidated					
By maturity	12.31.2007			12.31.2006			12.31.2007			12.31.2006		
	Notional amount	Cost	Market Value	Notional amount	Cost	Notional Market Value	Notional Amount	Cost	Market Value	Notional amount	Cost	Market Value
Swap contracts												
Liability	320,000	23,327	(53,784)	-	-	-	320,000	23,327	(53,784)	-	-	-
5 to 10 years	320,000	23,327	(53,784)	-	-	-	320,000	23,327	(53,784)	-	-	-

Accordance with the provisions of Central Bank Circular no 3082 dated January 30, 2002, which require evidence of hedge effectiveness between 80% and 125%, as of December 31,2007 hedge was evaluated as effective.

Derivative financial instruments by current and long-term:

	BB- Domestic and Foreign branches				BB-Consolidated			
	12.31.2007		12.31.2006		21.31.2007		13.31.2006	
	Current	Long-term	Current	Long-term	Current	Long-term	Current	Long-term
ASSETS								
Fixed-term options	22,078	2,209	8,516	138	22,078	v 2,209	8,516	138
Options market	9	-	-	-	653	-	766	-
Swap contracts	655,557	373,052	386,583	124,219	655,557	372,492	385,895	124,185
Forward contracts	95,570	1,039	44,695	-	95,467	1,038	44,483	-
Credit swaps	26	-	-	-	26	-	-	-
Total	773,240	376,300	439,794	124,357	773,781	375,739	439,660	124,323
LIABILITIES								
Fixed-term options	(297,869)	(54,654)	(61,453)	(21,104)	(297,869)	(54,654)	(61,453)	(21,104)
Options market	(999,861)	-	(946,224)	(2,143,249)	(1,000,505)	-	(946,991)	(2,143,249)
Swap contracts	(315,615)	(164,875)	(197,323)	(139,017)	(315,615)	(164,746)	(197,323)	(139,017)
Forward contracts	(57,910)	(1,364)	(1,354)	(808)	(57,546)	(1,361)	(1,164)	(578)
Credit swaps	(53)	-	-	-	(53)	-	-	-
Hedge Derivatives	-	(53,784)	-	-	-	(53,784)	-	-
Total	(1,671,308)	(274,677)	(1,206,354)	(2,304,178)	(1,671,588)	(274,545)	(1,206,931)	(2,303,948)

5.c) Adjustment to market value - securities and derivatives recognized directly in income accounts

	BB- Domestic and Foreign branches			BB-Consolidated		
	2nd semester/2007	Year/2007	Year/2006	2nd semester/2007	Year/2007	Year/2006
Securities	(109,298)	(110,880)	1,073	(112,540)	(116,108)	20,074
Derivatives	7,039	64,666	(69,306)	7,478	64,886	(69,469)
Total	(102,259)	(46,214)	(68,233)	(105,062)	64,886	(49,395)

5.d) Reclassifying of Securities

No reclassifications of marketable securities were made during the period.

NOTE 6 – Loan and Lease Operations

6.a) Details of the loan portfolio and other transactions with loan characteristics classified as "Other receivables":

	BB- Domestic and Foreign branches		BB-Consolidated	
	12.31.2007	**12.31.2007**	**12.31.2007**	**12.31.2007**
Loan operations	137,992,137	112,568,794	138,816,825	113,857,669
Loans and bills discounted	57,325,806	47,423,093	57,552,305	47,705,519
Financing	41,181,833	30,536,979	41,903,596	31,703,264
Rural and agribusiness financing	49,340,487	42,815,322	49,340,487	42,815,323
Financing of securities	475	434	--	--
(Allowance for loan losses)	(9,856,464)	(8,207,034)	(9,979,563)	(8,366,437)
Other receivables with loan characteristics	10,362,115	9,642,408	10,362,120	9,643,435
Guarantees honored	49,010	51,315	49,010	51,315
Advances on foreign exchange contracts	7,627,318	7,567,425	7,627,318	7,567,425
Credit card transactions	2,494,295	1,765,966	2,494,295	1,765,966
Sundry	502,334	497,805	502,348	498,881
(Provision for other losses)	(310,842)	(240,031)	(310,851)	(240,152)
Leasing	77,728	98,391	1,246,998	1,020,901
Leasing (*)	77,728	100,353	1,269,953	1,049,026
(Allowance for lease losses)	--	(1,962)	(22,955)	(28,125)
Total	148,431,980	122,309,665	150,425,943	124,522,005

(*) Leasing transactions are presented at fair value. For comparative purposes the amounts shown as of 2006 were adjusted.

6.b) Details of the loan portfolio by sector, including transactions with loan characteristics classified as "Other receivables":

	BB- Domestic and Foreign branches				BB-Consolidated			
	12.31.2007	**%**	**12.31.2006**	**%**	**12.31.2007**	**%**	**12.31.2006**	**%**
PUBLIC SECTOR	2,530,425	1.6	3,007,764	2.3	2,550,356	1.6	3,039,868	2.3
Brazil	687,621	0.4	514,033	0.4	687,621	0.4	514,033	0.4
Government	471,921	0.3	254,795	0.2	471,921	0.3	254,795	0.2
Direct administration	391,952	0.2	242,126	0.2	391,952	0.2	242,126	0.2
Indirect administration	79,969	0.1	12,669	--	79,969	0.1	12,669	--
Business entities	215,700	0.1	259,238	0.2	215,700	0.1	259,238	0.2
Industry	138,450	0.1	173,143	0.1	138,450	0.1	173,143	0.1
Commerce	155	--	--	--	155	--	--	--
Financial services	65,965	--	68,120	0.1	65,965	--	68,120	0.1
Other services	11,130	--	17,975	--	11,130	--	17,975	--
Abroad	1,842,804	1.2	2,493,731	1.9	1,862,735	1.2	2,525,835	1.9
Government	1,724,844	1.1	2,421,801	1.9	1,734,420	1.1	2,437,250	1.9
Direct administration	1,724,844	1.1	2,421,801	1.9	1,734,420	1.1	2,437,250	1.9
Business entities	117,959	0.1	71,930	--	128,315	0.1	88,585	0.2
Industry	21,620	--	54,515	--	32,893	--	54,515	--
Commerce	917	--	--	--	--	--	--	--
Financial services	95,422	0.1	17,415	--	95,422	0.1	34,070	--
PRIVATE SECTOR	156,068,861	98.4	127,750,928	97.8	158,188,956	98.4	130,116,851	97.7
Brazil	147,574,689	93.0	119,542,847	91.4	148,678,765	92.5	120,461,416	90.5
Rural	41,915,334	26.4	38,718,411	29.6	41,915,334	26.1	38,718,411	29.1
Industry	42,080,161	26.5	32,320,587	24.7	42,515,321	26.5	32,678,710	24.5
Commerce	17,304,419	10.9	13,150,484	10.1	17,592,438	10.9	13,384,193	10.1
Financial services	25	--	248	--	25	--	248	--
Individuals	28,877,523	18.2	21,541,292	16.5	28,931,501	18.0	21,624,332	16.2
Other services	17,397,227	11.0	13,811,825	10.6	17,724,146	11.0	14,055,522	10.6
Abroad	8,494,172	5.4	8,208,081	6.4	9,510,191	5.9	9,655,435	7.3
BB Group	9,592	--	2,126	--	--	--	--	--
Industry	6,939,527	4.4	6,155,211	4.7	7,024,693	4.4	7,344,297	5.5
Commerce	652,276	0.4	669,361	0.4	148,257	0.1	740,560	0.6
Financial services	619,306	0.4	864,437	0.7	648,639	0.4	878,651	0.7
Other companies	80,145	0.1	61,698	0.1	1,246,139	0.8	61,698	0.1
Individuals	5,028	--	5,799	--	5,119	--	5,847	--
Other services	188,298	0.1	449,449	0.3	437,344	0.3	624,382	0.5
Total	158,599,286	100.0	130,758,692	100.0	160,739,312	100.0	133,156,719	100.0

6.c) Details of the loan portfolio by risk level and maturity, including operations with loan characteristics classified as "Other receivables":

BB Domestic and foreign branches

BB- Domestic and Foreign branches
Overdue operations

	AA (*)	To	B	C	D	E	F	G	H	12.31.2007 Total	12.31.2006 Total
Installments falling due											
01 to 30	–	–	56,290	124,022	82,544	71,970	57,479	58,768	330,669	781,742	678,182
31 to 60	–	–	11,261	24,941	21,465	17,810	14,097	14,149	74,499	178,222	180,753
61 to 90	–	–	8,146	17,578	16,942	21,102	9,612	9,212	53,400	135,992	158,524
91 to 180	–	–	26,508	65,451	61,175	54,714	37,402	38,540	211,829	495,619	381,679
181 to 360	–	–	61,625	140,253	143,765	106,745	63,253	67,329	360,897	943,867	538,142
Over 360	–	–	148,939	307,225	334,182	265,031	138,676	238,056	877,117	2,309,226	1,453,841
Installments overdue											
01 to 14	–	–	33,139	30,510	37,892	27,465	6,659	9,034	63,675	208,374	68,548
15 to 30	–	–	51,356	40,851	36,248	17,352	8,832	11,104	50,025	215,768	255,697
31 to 60	–	–	3,717	89,549	50,228	30,757	18,044	19,798	93,134	305,227	328,592
61 to 90	–	–	1,390	16,306	108,779	47,837	25,532	29,807	153,288	382,939	211,460
91 to 180	–	–	4,064	8,023	19,220	95,011	72,614	124,135	333,938	657,005	599,508
181 to 360	–	–	1,873	2,840	3,749	9,710	4,673	6,784	535,762	565,391	573,446
Over 360	–	–	3	10	48	181	–	4,151	34,271	38,664	33,277
Subtotal	–	–	408,311	867,559	916,237	765,685	456,873	630,867	3,172,504	7,218,036	5,461,649

Normal operations

	AA (*)	To	B	C	D	E	F	G	H	12.31.2007 Total	12.31.2006 Total
Installments falling due											
01 to 30	5,328,265	4,000,732	5,104,043	1,443,640	186,882	38,995	27,848	22,488	63,235	16,216,128	12,771,504
31 to 60	3,807,301	2,521,059	2,657,910	715,609	141,678	24,375	7,746	5,625	37,732	9,919,035	8,492,617
61 to 90	2,960,427	1,854,016	2,199,227	556,945	121,313	103,613	7,222	4,190	31,273	7,838,226	7,453,025
91 to 180	6,748,792	4,071,598	7,205,418	2,095,599	438,312	120,644	28,638	22,750	118,752	20,850,503	16,821,601
181 to 360	5,902,858	6,714,380	13,823,584	4,298,152	976,847	266,900	68,687	48,251	283,827	32,383,486	27,778,065
Over 360	13,545,054	11,160,505	21,196,768	8,333,312	2,590,818	881,132	214,904	397,073	1,233,415	59,552,981	47,291,024
Installments overdue											
Up to14 days	98,788	364,040	109,150	55,364	33,971	5,937	1,346	3,464	13,515	685,575	642,891
Others (*)	3,935,316	–	–	–	–	–	–	–	–	3,935,316	4,046,316
Subtotal	42,326,801	30,686,330	52,296,100	17,498,621	4,489,821	1,441,596	356,391	503,841	1,781,749	151,381,250	125,297,043
Total	42,326,801	30,686,330	52,704,411	18,366,180	5,406,058	2,207,281	813,264	1,134,708	4,954,253	158,599,286	130,758,692

(*) Refers to loan operations with third party risk tied to Government Funds and Programs, mainly Pronaf, Procera, FAT, BNDES and FCO. Including the amount of overdue installments in the total amount of R$ 448 million, which comply with rules defined in each program for reimbursement with the managers, not implying credit risk for the Bank.

BB Consolidated

BB-Consolidated
Overdue operations

	AA (*)	A	B	C	D	E	F	G	H	12.31.2007 Total portfolio	12.31.2006 Total portfolio
Installments falling due											
01 to 30	–	–	56,743	124,453	82,953	72,268	57,696	58,883	331,343	784,339	690,808
31 to 60	–	–	11,333	25,312	21,779	18,071	14,214	14,239	74,944	179,892	183,839
61 to 90	–	–	8,215	17,871	17,173	21,321	9,697	9,287	53,782	137,346	160,811
91 to 180	–	–	26,706	65,924	61,579	55,077	37,591	38,683	212,724	498,284	386,110
181 to 360	–	–	61,955	140,606	144,168	107,078	63,486	67,479	362,132	946,904	542,781
Over 360	–	–	149,521	307,605	334,738	265,573	138,916	238,265	878,480	2,313,098	1,459,088
Installments overdue											
01 to 14	–	–	33,145	30,557	38,055	27,586	6,740	9,088	63,896	209,067	69,992
15 to 30	–	–	51,426	41,260	36,484	17,583	8,957	11,198	50,421	217,329	258,495
31 to 60	–	–	3,720	89,614	50,626	31,131	18,274	19,987	93,817	307,169	332,284
61 to 90	–	–	1,390	16,312	108,818	48,104	25,758	29,986	154,057	384,425	214,631
91 to 180	–	–	4,064	8,023	19,233	95,062	72,888	124,551	337,185	661,006	608,509
181 to 360	–	–	1,873	2,840	3,749	9,711	4,677	6,784	540,533	570,167	583,820
Over 360	–	–	3	10	48	181	9	4,151	34,274	38,676	33,298
Subtotal	–	–	410,094	870,387	919,403	768,746	458,903	632,581	3,187,588	7,247,702	5,524,466

Normal operations											
										12.31.2007	12.31.2006
	AA (*)	A	B	C	D	E	F	G	H	Total	Total
Installments falling due											
01 to 30	5,352,799	4,020,934	5,207,667	1,449,047	188,696	39,125	27,897	22,505	64,736	16,373,406	13,126,856
31 to 60	3,835,677	2,534,966	2,680,058	720,699	143,473	24,923	7,791	5,642	37,901	9,991,130	8,575,809
61 to 90	2,977,874	1,867,766	2,220,865	561,492	123,069	104,155	7,266	4,206	31,428	7,898,121	7,516,594
91 to 180	6,780,009	4,110,586	7,266,370	2,105,763	442,970	121,991	28,697	22,785	118,979	20,998,150	17,031,978
181 to 360	5,948,078	6,790,898	13,932,694	4,310,258	984,152	267,295	68,877	48,294	284,258	32,634,804	28,271,264
Over 360	13,805,763	11,718,822	21,634,281	8,386,632	2,602,831	881,912	215,232	397,201	1,331,445	60,974,119	52,445,474
Installments overdue											
Up to 14 days	98,790	364,076	109,472	55,898	34,021	5,954	1,349	3,469	13,535	686,564	664,278
Others	3,935,316	–	–	–	–	–	–	–	–	3,935,316	–
Subtotal	42,734,306	31,408,048	53,051,407	17,589,789	4,519,212	1,445,355	357,109	504,102	1,882,282	153,491,610	127,632,253
Total	42,734,306	31,408,048	53,461,501	18,460,176	5,438,615	2,214,101	816,012	1,136,683	5,069,870	160,739,312	133,156,719

6.d) Details of the allowance for loan losses by risk level, including operations with loan characteristics classified as "Other receivables":

		BB- Domestic and Foreign branches				BB-Consolidated			
		12.31.2007		12.31.2006		12.31.2007		12.31.2006	
Risk Level	**% Provision**	**Value of Operations**	**Value of Provision**	**Value of Operations**	**Value of Provision**	**Value of Operations**	**Value of Provision**	**Value of Operations**	**Value of Provision**
AA	0	42,326,801	–	32,604,338	–	42,734,307	–	32,968,759	–
A	0.5	30,686,330	153,432	30,823,078	154,115	31,408,048	157,040	32,010,688	160,053
B	1	52,704,411	527,044	40,137,374	401,374	53,461,501	534,615	40,689,855	406,899
C	3	18,366,180	550,985	15,380,978	461,429	18,460,176	553,805	15,469,788	464,094
D	10	5,406,057	540,606	4,170,688	417,069	5,438,615	543,861	4,200,864	420,086
E	30	2,207,281	662,184	1,970,293	591,088	2,214,101	664,230	1,984,654	595,396
F	50	813,264	406,632	686,937	343,468	816,012	408,006	693,431	346,715
G	70	1,134,709	794,296	977,452	684,216	1,136,682	795,678	981,074	686,752
H	100	4,954,253	4,954,253	4,007,554	4,007,554	5,069,870	5,069,870	4,157,606	4,157,606
Subtotal		158,599,286	8,589,431	130,758,692	7,060,314	160,739,312	8,727,107	133,156,719	7,237,601
Additional allowance foreign*		–	16,126	–	15,294	–	24,511	–	23,684
Additional allowance domestic **		–	1,561,749	–	1,373,419	–	1,561,751	–	1,373,429
Total		158,599,286	10,167,306	130,758,692	8,449,027	160,739,312	10,313,369	133,156,719	8,634,714

(*) Additional allowance required by local legislation.
(**) Includes the amount of R$ 1,400 million aiming to prudently reflect the risks existing in the portfolio. This allowance includes approximately R$ 450 million which is expected to be allocated to cover situations that could be adjusted in order to be in compliance with CMN Resolution 3499/07. It also contemplates the amount of R$ 58 million relating to charges on operations included in Proagro, pending reimbursement by the Central Bank of Brazil.

6.e) Transactions with the allowance for loan losses, and other doubtful credits, with the nature of credits granted:

	BB- Domestic and Foreign branches			BB-Consolidated		
	2nd sem/2007	**Year/2007**	**Year/2006**	**2nd sem/2007**	**Year/2007**	**Year/2006**
Opening balance	9,281,199	8,449,027	6,484,244	9,440,915	8,634,714	6,691,651
Provision/(reversal)	2,700,644	5,353,959	6,205,631	2,712,541	5,379,396	6,243,662
Exchange variation on allowances - foreign	(2,715)	(5,675)	(3,604)	(11,589)	(27,656)	(16,092)
Loans written off	(1,811,822)	(3,630,005)	(4,237,244)	(1,828,498)	(3,673,085)	(4,284,507)
Closing balance	10,167,306	10,167,306	8,449,027	10,313,369	10,313,369	8,634,714

6.f) Transactions with the provision for other doubtful credits, without the nature of credits granted:

	BB- Domestic and Foreign branches			BB-Consolidated		
	2nd sem/2007	Year/2007	Year/2006	2nd sem/2007	Year/2007	Year/2006
Opening balance	529,511	3,459,814	2,569,411	540,511	3,472,393	2,579,850
Provision/(reversal)	47,645	299,730	894,345	47,773	298,022	896,643
Exchange variation on allowances - foreign	45	(296)	358	45	(296)	358
Loans written off	(3,029)	(3,785)	(4,300)	(3,034)	(3,532)	(4,458)
Other *	--	(3,181,292)	--	--	(3,181,292)	--
Closing balance	574,171	574,171	3,459,814	585,295	585,295	3,472,393

(*) Amount referring to reclassification, in the 1st semester, of provision relating to the restatement of the judicial deposit of the proceeding of full carryforward of the tax loss of Income Tax and negative basis of CSLL for Liabilities - Other Fiscal and Social Security Liabilities (Note 17.d).

6.g) Supplementary information:

	BB- Domestic and Foreign branches			BB-Consolidated		
	2nd sem/2007	Year/2007	Year/2006	2nd sem/2007	Year/2007	Year/2006
Renegotiated loans	5,335,714	9,740,589	11,525,424	5,337,126	9,767,843	11,525,424
Recoveries of loans written off *	710,878	1,437,299	1,194,142	715,620	1,447,216	1,226,943

(*) Recorded in income in Revenue from Loans, pursuant to CMN Resolution 2836, of 5.30.2001. Of this total, in 2007, R$ 37,327 (book value - R$ 40,814) refer to loans to individuals and corporate entities. In 2006, these amounts reached R$ 12,452 (book value - R$ 162,487).

NOTE 7 – Other Receivables

7.a) Foreign exchange portfolio

	BB- Domestic and Foreign branches		BB-Consolidated	
	12.31.2007	12.31.2006	12.31.2007	12.31.2006
Forward foreign exchange purchases pending settlement	8,253,130	8,539,006	8,253,130	8,539,006
Bills of exchange and time drafts in foreign currency	82,679	92,780	82,679	92,780
Receivables from sales of foreign exchange	5,628,631	8,780,138	5,628,631	8,780,138
(Advances in national currency)	(5,074,336)	(8,094,648)	(5,074,336)	(8,094,648)
Foreign currency receivables	5,740	6,665	5,740	6,665
Income receivable on advances granted	126,970	131,769	126,970	131,769
Income receivable on financed imports	60	219	60	219
Total	9,022,874	9,455,929	9,022,874	9,455,929

7.b) Specific credits

These are credits from the Federal Treasury of R$ 756,879 (R$ 681,493 at December 31, 2006) for the –extension of terms of rural financing–, as determined by Law 9138/1995.

7.c) Sundry

	BB- Domestic and Foreign branches		BB-Consolidated	
	12.31.2007	12.31.2006	12.31.2007	12.31.2006
Salary and other advances	213,247	179,891	213,267	179,911
Tax credits (Note 18)	13,680,433	8,485,151	13,825,929	8,604,034
Receivables from sale of assets and rights	357,996	403,995	357,996	403,995
Receivables from guarantee deposits *	5,871,976	13,635,299	5,948,681	13,698,947
Income tax and social contribution on net income to offset	3,208,201	1,878,299	3,290,356	1,892,601
Accounts receivable - Federal Treasury	320,646	316,962	320,646	316,962
Accounts receivable - credit card operations **	4,767,377	3,507,765	4,767,377	3,507,765
Accounts receivable - other	852,890	643,204	891,119	679,833
Sundry debtors - foreign	17,000	19,488	17,300	19,596
Sundry debtors – domestic ***	5,949,116	5,760,351	5,966,147	5,746,480
Other	416,665	430,406	259,639	252,169
Total	35,655,547	35,260,811	35,858,457	35,302,293

(*) Includes R$ 1,652,832 (R$ 1,517,399 at 12.31.2006) relating to Filing Appeals of Labor Claims and R$ 4,214,232 (R$ 12,112,260 at 12.31.2006) relating to Other Appeals, in the Multiple Bank. In accordance with CVM Resolution no. 489/2005, inflation-updated judicial deposits in the amount of R$ 9,666,786 , in connection with the full offsetting of accrued tax losses regarding Income Tax and Social Contribution (Note 17 d), were restated in order to deduct the provision for tax obligations and risks (Note 27 c).

(**) Includes credit card installments payable to storekeepers, in the amount of R$ 2,101,962 (R$ 1,690,459 at 12.31.2006 adjusted for comparatives purposes).

(***) Includes the net amount of R$ 2,268,313 equivalent to "Actuarial Asset CVM nº 371" (R$ 2,651,690 at 06.30.2006), as shown in Note 24.e.

NOTE 8 – Other Assets

8.a) Non-operating assets and others

	BB- Domestic and Foreign branches		BB-Consolidated	
	12.31.2007	12.31.2006	12.31.2007	12.31.2006
Land and buildings in use	72,879	75,068	73,006	88,042
Vehicles	430	442	584	521
Machinery and Equipment	12,043	10,541	12,738	11,238
Assets in special regime	158,779	167,576	158,865	167,672
Supply materials	14,862	19,007	14,862	19,007
Others	2,370	2,456	2,370	7,293
Others assets allowance	(151,307)	(156,842)	(152,023)	(162,423)
Total	110,056	118,248	110,402	131,350

8.b) Prepaid expenses

	BB- Domestic and Foreign branches		BB-Consolidated	
	12.31.2007	12.31.2006	12.31.2007	12.31.2006
Banking service agreement (1)	2,542,120	731,243	2,542,120	731,243
Commissions on intermediation of loans (2)	27,847	116	27,847	116
Personnel Expenses (3)	63,713	47,542	63,713	47,542
Others	118,034	37,427	120,388	40,407
Total	2,752,214	816,778	2,754,568	819,308

Refers mainly to:
(1) Contracts of the business relationship program.
(2) Commissions paid to storeowners - financing of vehicles.
(3) Benefits of the Food Program - employees.

NOTE 9 - Property and equipment and leased assets

BB- Domestic and Foreign branches

	Annual depreciation rate (by group)	Residual Cost 12.31.2006	12.31.2007		
			Changes	Depreciation	Closing balance
Property and equipment in use		2,861,380	400,563	(419,036)	2,842,907
Furniture and equipment in stock	--	38,338	76,286	--	114,624
Constructions in progress	--	123,209	(26,429)	--	96,780
Land	--	176,088	(11,008)	--	165,080
Buildings	4%	945,394	74,221	(47,637)	971,978
Facilities	10%	200,954	21,298	(41,601)	180,651
Furniture and equipment in use	10%	318,951	45,111	(43,108)	320,954
Communication systems	10%	69,522	34,839	(9,578)	94,783
Data processing systems	20%	901,018	165,987	(260,834)	806,171
Security systems	10%	87,602	20,719	(16,701)	91,620
Transportation systems	20%	304	(461)	423	266
Leased assets		102,227	(7,451)	(16,950)	77,826
Total		2,963,607	393,112	(435,986)	2,920,733

BB-Consolidated

	Annual depreciation rate (by group)	Residual Cost 12.31.2006	12.31.2007		
			Changes	Depreciation	Closing balance
Property and equipment		2,862,307	404,841	(423,599)	2,843,549
Furniture and equipment in stock	--	38,338	76,286	--	114,624
Constructions in progress	--	123,209	(26,429)	--	96,780
Land	--	176,088	(11,008)	--	165,080
Buildings	4%	945,394	74,221	(47,637)	971,978
Facilities	10%	200,954	21,298	(41,601)	180,651
Furniture and equipment in use	10%	319,335	46,296	(44,348)	321,283
Communication systems	10%	69,522	35,690	(10,429)	94,783
Data processing systems	20%	901,562	168,228	(263,306)	806,484
Security systems	10%	87,602	20,719	(16,701)	91,620
Transportation systems	20%	303	(460)	423	266
Leased assets		1,228,102	396,066	(117,640)	1,506,528
Total		4,090,409	800,907	(541,239)	4,350,077

The fixed asset ratio in relation to the referential shareholders' equity is 13.17% (14.84% at 12.31.2006), being in conformity with CMN Resolution 2669 of 11.25.1999.

NOTE 10 – Deposits

	BB- Domestic and Foreign branches		BB-Consolidated	
	12.31.2007	12.31.2006	12.31.2007	12.31.2006
Demand deposits	51,294,823	40,012,310	51,310,832	40,058,819
Related companies	1,157,421	733,292	1,157,421	733,292
Individuals	17,505,848	14,071,458	17,513,776	14,081,538
Corporate entities	20,858,304	14,468,872	20,900,256	14,510,482
Financial institutions	396,285	262,269	362,398	256,015
Government	3,584,351	3,021,936	3,584,351	3,021,936
Domiciled abroad	40,136	258,391	40,046	258,391
Special from Federal Treasury	340,075	27,034	340,075	26,756
Restricted	5,108,272	4,973,946	5,108,377	4,975,298
In foreign currencies	1,994,569	2,125,956	1,994,569	2,125,956
Others	309,562	69,156	309,563	69,155
Savings deposits	45,839,494	36,714,427	45,839,494	36,714,427
Individuals	43,256,183	34,756,471	43,256,183	34,756,471
Corporate entities	2,238,158	1,579,967	2,238,158	1,579,967
Related companies	340,623	372,074	340,623	372,074
Financial institutions	4,530	5,915	4,530	5,915
Interbank deposits	8,826,940	7,635,548	5,144,489	4,878,116
Time deposits	85,308,725	76,822,240	85,519,801	76,900,424
Time deposits	38,118,201	34,320,476	38,329,277	34,398,660
Time deposits in foreign currency	1,044	986	1,044	986
Time deposits with automatic renewal	142,953	167,747	142,953	167,747
Remunerated judicial deposits	28,609,308	23,610,285	28,609,308	23,610,285
Funds and programs *	18,437,219	18,722,746	18,437,219	18,722,746
Deposits for investments	467,872	289,172	467,872	289,172
Total	191,737,854	161,473,697	188,282,488	158,840,958

* Includes in 12.31.2007, Funds and Programs in amount of R$ 17,760,835 , as note 14.c.

NOTE 11– Borrowings - Foreign Borrowings

	BB- Domestic and Foreign branches						
	Up to 90 days	91 to 360 days	1 to 3 years	3 to 5 years	5 to 15 years	Total 12.31.2007	Total 12.31.2006
Exports	284,403	18,426	--	--	--	302,829	182,784
Imports	118,743	89,851	65,610	110,134	42,277	426,615	307,497
Bankers	413,067	--	--	--	--	413,067	347,108
Onlend to the public sector	--	253,320	449,926	393,211	564,731	1,661,188	2,333,637
Borrowings from BB Group companies overseas	1,997,150	161,531	161,710	--	--	2,320,391	1,261,088
Borrowings by BB Group companies overseas	226,336	299,333	--	375	--	526,044	838,262
Total	3,039,699	822,461	677,246	503,720	607,008	5,650,134	5,270,376

	BB-Consolidated						
	Up to 90 days	91 to 360 days	1 to 3 years	3 to 5 years	5 to 15 years	Total 12.31.2007	Total 12.31.2006
Exports	--	--	--	--	--	--	2,526
Imports	84,317	36,236	41,127	40,896	36,342	238,918	227,420
Bankers	413,067	--	--	--	--	413,067	347,108
Onlend to the public sector	--	253,320	449,926	393,211	564,731	1,661,188	2,333,637
Borrowings by BB Group companies overseas	220,488	299,333	--	376	--	520,197	826,629
Total	717,872	588,889	491,053	434,483	601,073	2,833,370	3,737,320

NOTE 12– Domestic Onlending – Official Institutions

PROGRAMS	FINANCIAL CHARGES	BB- Domestic and Foreign branches		BB- Consolidated	
		12.31.2007	12.31.2006	12.31.2007	12.31.2006
Federal Treasury		3,185,270	2,988,798	3,185,270	2,988,798
Rural credit		3,185,270	2,988,798	3,185,270	2,988,798
Farming/livestock breeding	TR or 9% p.a.	39,934	39,320	39,934	39,320
Cocoa	TJLP + 0.6% p.a. or 6.35% p.a.	45,337	43,486	45,337	43,486
Pronaf	TMS (available) or 1% p.a. to 7.25% p.a. (Invested)	2,894,859	2,681,949	2,894,859	2,681,949
Recoop	5.75% p.a. to 7.25% p.a.	203,786	224,043	203,786	224,043
Others	--	1,354	--	1,354	–
BNDES	3.75 a.a. to 11% p.a. ou TJLP/Foreign exchange variation + 0.5 %p.a. to 5%a.a.	8,713,218	4,657,642	8,713,218	4,657,642
Finame	3.75 a.a. to 11% p.a. ou TJLP/Foreign exchange variation + 0,5 %p.a. to 10.11%a.a.	4,845,223	5,989,459	4,865,858	6,003,916
Other Official nstitutions	--	722,708	684,131	722,881	684,287
Funcafé	TR or TMS (available) or TJLP + 3% p.a. or 4% p.a. or 5% p.a. (Invested)	713,250	673,490	713,250	673,490
Other	--	9,458	10,641	9,631	10,797
Total		17,466,419	14,320,030	17,487,227	14,334,643

NOTE 13 – Funds Obtained in Foreign Capital Markets (in R$/US$ million)

Operations	Issued value	Coupon	Date of funding	Maturity	Balance at 12.31.2007		Balance at 12.31.2006	
					Issue currency	Reais	Issue currency	Reais
a) DIRECT FUND RAISING								
"Global medium-term notes" program (1)	R$ 200	Zero – coupon	Dec/04	Dec/07	--	--	R$ 176	176
"Global medium-term notes" program (1)	US$ 200	9.375% *a	Jun/97	Jun/07	--	--	US$ 200	429
"Global Medium – Term Notes" Program (1)	R$ 350	9.75% p.a.	Jul/07	Jul/17	R$ 319	319	–	–
Subordinated debt (2) (3)	US$ 300	8.5% p.a.	Sep/04	Sep/14	US$ 307	543	US$ 305	652
Perpetual Bonuses (2) (3) (4)	US$ 500	7.95% p.a.	Jan/06	–	US$ 508	899	US$ 508	1,085
Certificates of deposit - Euro CD	US$ 1	Zero – coupon	Nov/07	Jan/08	US$ 1	2	–	–
Certificates of deposit - Euro CD	US$ 21	Zero – coupon	Nov/07	Apr/08	US$ 21	37	–	–
Certificates of deposit - Euro CD	US$ 2	Zero – coupon	Dec/07	Dec/08	US$ 2	4	–	–
Total						1804		2,342
b) FUND RAISING THROUGH SPECIAL-PURPOSE COMPANIES - SPC								
Securitization of the future flow of payment orders overseas (1) (5) (7)	US$ 450	7.890% p.a.	Dec/01	Dec/08	US$ 162	288	US$ 312	668
Securitization of the future flow of payment orders overseas (1) (5) (7)	US$ 300	Libor 3m+0.60%p.a	Jul/02	Jun/09	US$ 86	152	US$ 143	306
Securitization of the future flow of payment orders overseas (1) (5) (7)	US$ 40	7.890% p.a.	Sep/02	Sep/09	US$ 13	24	US$ 21	45
Securitization of the future flow of payment orders overseas (1) (5) (7)	US$ 120	7.26% p.a.	Mar/03	Mar/10	US$ 59	105	US$ 84	177
Securitization of the future flow of payment orders overseas (1) (5)(7)	US$ 250	6.55% p.a.	Dec/03	Dec/13	US$ 221	392	US$ 251	536
Securitization of the future flow of credit card invoice receivables (2) (6) (7)	US$ 178	5.911% p.a.	Jul/03	Jun/11	US$ 111	196	US$ 139	296
Securitization of the future flow of credit card invoice receivables (2) (6) (7)	US$ 45	4.777% p.a.	Jul/03	Jun/11	US$ 28	49	US$ 35	74
Total						1206		2102
Total Funding						3,010		4,444

(1) Recorded in Other– Foreign transactions.

(2) Funding recorded in Other Liabilities, with subordinated debt entered in Liabilities from the Issue of Subordinated Debt; Perpetual Bonuses in Obligations due to Issuance of Hybrid Capital and Debt Instruments and the securitization of the future flow of receivables from credit cards in Contracts for Assumption of Liabilities.

(3) The amount of US$ 294 million (R$ 521 million) of the subordinated debt and the sum of US$ 498 million (R$ 881 million) of the perpetual bonuses comprise the Referential Shareholders' Equity (PR), level II, in conformity with CMN Resolution 3,444, of February 28, 2007.

(4) The operation has a redemption option by initiative of the Bank as from 2011 or in each subsequent quarterly payment of interest, providing it is authorized beforehand by the Central Bank of Brazil. The terms of these Perpetual Bonuses allow the Bank to suspend quarterly payments of interest and/or accessory payments on the aforesaid securities issued (which will neither be due or accumulated) if: (i) the Bank determines that it is incapable or the payment of these charges does not allow the Bank to be in conformity with the capital adequacy levels then required by the Central Bank of Brazil or its financial indicators are below the minimum level required by the regulations applicable to Brazilian banks; (ii) the Central Bank of Brazil or the Regulatory Authorities determine the suspension of payments of the aforesaid charges; (iii) some insolvency or bankruptcy event occurs; (iv) some default occurs; or (v) the Bank decides to suspend these payments for any other reason. If the Bank decides to suspend the payment of interest and accessories due to the Perpetual Bonuses on account of the contents of item (v) above, the terms of the Perpetual Bonuses provide that, until such payments have been resumed for a period equivalent to 12 months, the Bank (a) cannot recommend to its stockholders and, and as established by the applicable legislation, will act in order to avoid the statement or payment of dividends or interest on own capital on its common stock; and (b) will suffer restrictions on its capacity to redeem or otherwise acquire its common stock.

(5) The Special Purpose Company - SPC "Dollar Diversified Payment Rights Finance Company" was created with the following purposes: (a) issue and sell securities in the international market; (b) to use funds raised with the issue of securities to pay for the purchase from BB of BB's rights on payment orders issued by correspondent banks in the USA and by BB's New York branch, in US dollars, to any BB branch in Brazil ("Remittance Rights") and (c) to make payments of principal and interest with regard to the securities, and other payments as provided in the agreements covering the issue of these securities.

(6) The Special Purpose Company - SPC "Brazilian Merchant Voucher Receivables" was created with the following purposes: (a) issue and sell securities in the international market; (b) to use funds raised with the issue of securities to pay for the purchase of current and future rights of Companhia Brasileira de Meios de Pagamento ("Visanet") against Visa International Service Association over the Receivables arising from: (i) credit or charge purchases made in Brazilian territory, in any currency processed by Visanet, with Visa cards issued by financial institutions located outside of Brazil, or (ii) credit or charge purchases processed by Visanet in foreign currency and made with Visa cards issued by financial institutions located in Brazil; and (c) to make payments of principal and interest with regard to securities and other payments provided in the agreements covering the issue of such securities. BB is the beneficiary of 44.618488% of the funds, calculated based on the equity interest held in Visanet, and the remaining funds made available to the other Brazilian financial institution which holds an interest in Visanet.

(7)The Special Purpose Entities were organized under the laws of the Cayman Islands and declare that they have no relevant asset or liability other than the rights and duties originating from the contracts for issue of securities. BB does not hold the control, is not a shareholder, the owner, or is a beneficiary of any of the results of operations of the SPCs. The liabilities arising from the securities issued are paid by the SPCs using the funds accumulated in its account.

NOTE 14 – Other liabilities

14.a) Foreign exchange portfolio

	BB- Domestic and Foreign branches		BB-Consolidated	
	12.31.2007	**12.31.2006**	**12.31.2007**	**12.31.2006**
Forward foreign exchange sales pending settlement	5,316,716	8,746,559	5,316,716	8,746,559
(Advances in foreign currencies)	(21,246)	–	(21,246)	–
(Financed import - contracted exchange)	(9,629)	(77,881)	(9,629)	(77,881)
Foreign exchange purchase liabilities	8,693,383	8,630,352	8,693,383	8,630,352
(Advances on foreign exchange contracts)	(7,384,744)	(7,303,756)	(7,384,744)	(7,303,756)
Foreign currency payables	11,039	13,477	11,039	13,477
Unearned income on advances granted	3,703	3,814	3,703	3,814
Charges payable on advances received	31	57	31	57
Total	6,609,253	10,012,622	6,609,253	10,012,622

14.b) Financial and development funds

	BB- Domestic and Foreign branches		BB-Consolidated	
	12.31.2007	**12.31.2006**	**12.31.2007**	**12.31.2006**
PIS/PASEP	1,523,503	1,496,200	1,523,503	1,496,200
Merchant Navy	34,525	10,526	34,525	10,526
Land and Agrarian Reform - BB Banco da Terra	1,291	966	1,291	966
Special Lending Program for Agrarian Reform – Procera	313,434	321,193	313,434	321,193
Consolidation of Family Farming (CAF)	173,641	25,586	173,641	25,586
Fight against Poverty/Our First Land (CPR/NPT)	20,906	24,375	20,906	24,375
Other	49,636	23,543	49,636	23,543
Total	2,116,936	1,902,389	2,116,936	1,902,389

14.c) Fund for Worker Assistance (FAT) and Fund to Guarantee the Increase in Employment and Earnings (FUNPROGER)

FAT is a special accounting and financial fund, established by Law 7998/90, enacted on 01/11/90, attached to the Ministry of Labor and Employment (MTE) and managed by the Executive Council of the Worker Assistance Fund (Codefat). Codefat is a collective, tripartite and equal level organization, composed of representatives of workers, employers and government, which acts as the manager of FAT.

The main actions to promote employment using FAT funds are centralized in the Programs for the Increase in Earnings, whose resources are allocated by special deposits, established by Law 8352/12.28.1991, in official federal financial institutions (including, among others, PROGER in the Urban – Investment and Working Capital – and Rural, the National Program for Strengthening of Family Farming – Pronaf, the program that allocates resources for the purchase of construction materials – FAT Housing, in addition to the special lines such as FAT Rural and Urban Integration, FAT Giro Setorial – Micro and Small-Sized Companies, FAT Giro Setorial – Medium and Large-Sized Companies, FAT Fomentar - Micro and Small-Sized Companies, FAT Fomentar – Medium and Large-Sized Companies, FAT Giro Agropecuário, FAT Turismo Senior and FAT Digital Inclusion).

The FAT special deposits, allocated with Banco do Brasil, while available; incur interest on a daily "*pro rata*" basis using the TMS (Average Selic Rate). As they are applied in loans, the interest rate is changed to the TJLP (Long-term Interest Rate) during the effective period of the loans.

The income on the Bank's funds is paid to FAT on a monthly basis, as established in Codefat Resolution No. 439, of June 2, 2005 and No 489, of April 28, 2006.

The Guarantee Fund for Generation of Employment and Earnings (Funproger) is a special accounting fund established on November 23, 1999 by Law 9872, amended by Law 10360, of 12.27.2001, and by Law 11110, of 04.25.2005 and regulated by Codefat Resolution 409 of 10.28.2004, and is managed by Banco do Brasil under the supervision of Codefat/MTE, whose balance at December 31, 2007 is R$ 325,990 (R$ 270,899 at December 31, 2006).

The objective of Funproger is provide guarantees to entrepreneurs who do not have the necessary guarantees of their own to contract Proger Urbano and PNMPO financing, through the payment of a commission. The net assets of Funproger are accumulated through funds arising from the difference between the average SELIC Rate and the Long-Term Interest Rate (TJLP) in respect of the remuneration of the special deposit balances available in the FAT. Other sources of funds are the earnings from its operations and the income on its cash resources paid to Banco do Brasil, the Fund manager.

Program	Resolution TADE	Available TMS (1)	TJLP Applied (2)	Total	Return of FAT funds Type (*)	Initial date	Final date
Proger (Rural) and Pronaf		807,501	7,131,314	7,938,815			
Pronaf Custeio	04/2005	896	8,403	9,299	RA	11/2005	--
Pronaf Investimento	05/2005	20,124	921,125	941,249	RA	11/2005	--
Giro Rural – Aquisição de Títulos	03/2005	97,382	2,008,705	2,106,087	SD	01/2008	01/2014
Giro Rural Fornecedores	14/2006	801	3,300	4,101	RA	08/2006	--
Rural Custeio	02/2006	18,781	615,209	633,990	RA	11/2005	--
Rural Investimento	13/2005	669,517	3,574,572	4,244,089	RA	11/2005	--
Proger Urbano		152,285	2,730,971	2,883,256			
Urbano Investimento	18/2005	10,000	--	10,000	RA	11/2005	--
Urbano Capital de Giro	15/2005	141,824	593,721	735,545	RA	11/2005	--
Empreendedor Popular	01/2006	461	2,137,250	2,137,711	RA	11/2005	--
Others		387,026	6,551,738	6,938,764			
Electric appliances	05/2006	1	--	1	RA	11/2005	--
Exports	27/2005	1,670	6,189	7,859	RA	11/2005	--
Rural Area Integration	26/2005	6,145	349,212	355,357	RA	11/2005	--
Urban Area Integration	25/2005	33,481	72,051	105,532	RA	11/2005	--
Housing - Construction	04/2006	--	--	--	RA	11/2005	--
Digital Inclusion	09/2005	231,009	3,835,296	4,066,305	RA	11/2005	--
FAT Giro Setorial micro and small companies	08/2006	1,074	447,588	448,662	RA	09/2007	--
FAT Giro Setorial - medium and large companies	09/2006	80,750	1,541,647	1,622,397	RA	09/2007	--
FAT Giro Cooperativo Agropecuário	10/2006	6,860	5,712	12,572	RA	07/2006	--
FAT Turismo Senior	07/2007	11,668	119,661	131,329	RA	03/2008	--
FAT Fomentar micro e small companies	11/2006	1,855	23,863	25,718	RA	08/2006	--
FAT Fomentar - medium and large companies	12/2006	12,513	150,519	163,032	RA	07/2006	--
Total		1,346,812	16,414,023	17,760,835			

(*) (RA) Automatic Monthly Return of 2% on the total balance and the (SD) Available Balance.

(1) Funds remunerated by the Average Selic Rate (TMS).

(2) Funds remunerated by the TJLP.

14.d) Sundry

	BB- Domestic and Foreign branches		BB-Consolidated	
	12.31.2007	12.31.2006	12.31.2007	12.31.2006
Creditors by residual value advances	17	1,076	282,384	198,036
Contracts of assumption of liabilities	377,595	720,187	245,408	370,540
Liabilities for purchase of goods and rights	238,178	140,288	238,178	140,288
Liabilities for official agreements	663,393	135,563	663,393	135,564
Accounts payable for payment services provided	294,057	325,638	294,057	325,638
Provisions for payments *	6,771,612	5,750,112	6,780,292	5,766,084
Provisions for contingent liabilities	3,724,633	3,254,283	3,729,715	3,258,077
Funds restricted to credit operations	76,184	67,922	484,511	906,566
Sundry creditors – overseas	30,500	40,423	30,984	42,422
Sundry creditors – domestic	5,473,653	974,834	5,502,392	980,961
Credit card operations **	4,305,351	3,221,260	4,305,351	3,221,260
Other	27,619	84,844	26,526	84,816
Total	21,982,792	14,716,430	22,583,191	15,430,252

(*) Includes R$ 4,050,617 (R$ 3,484.703 at December 31, 2006) relating to "Actuarial Liability of the Informal Plan" (exclusive responsibility of the Bank) and the "Cassi Actuarial Liability" (Note 24.e).

(**) In compliance with best market practices, we began stating in Other Credits, as a counterpart to other Liabilities, the sums yet to mature of credit card purchase installments payable to storekeepers, in the amount of R$ 2,101,962 (R$ 1,690,459 at December 31, 2006).

14.e) Subordinated debt

	BB- Domestic and Foreign branches		BB-Consolidated	
	12.31.2007	12.31.2006	12.31.2007	12.31.2006
Subordinated debts eligible as capital	9,986,123	8,956,729	9,986,123	8,956,729
Other subordinated debt	31,847	37,882	25,960	37,882
Total	10,017,970	8,994,611	10,012,083	8,994,611

As from June 30, 2001, as determined by CMN Vote No. 67 of June 28, 2001 and Bacen-Direct Official Letter 2001/1602 of June 29, 2001, Banco do Brasil has considered the funds from the Central-Western Constitutional Fund (FCO) in the amount of R$ 9,477,065 (R$ 8,342,237 at 12.31.2006) as subordinated debt and as Level II Referential Shareholders' Equity, because of their low level of obligation and length of term in the Bank.

NOTE 15 – Analysis of Income Statement Items

15.a) Banking services fees

	BB- Domestic and Foreign branches			BB-Consolidated		
	2nd sem/2007	Year/2007	Year/2006	2nd sem/2007	Year/2007	Year/2006
Account fees	1,495,754	2,915,189	2,604,063	1,495,918	2,915,490	2,562,905
Loan operations	489,749	957,346	849,598	489,749	957,346	849,598
Income from cards	458,281	854,662	718,407	458,281	854,662	718,407
Fund Management	549,270	1,063,067	919,858	877,138	1,696,415	923,942
Collections	498,510	955,419	865,531	499,139	956,461	864,612
Interbank	366,855	730,998	676,070	366,855	730,998	676,070
Funding	220,352	422,013	377,031	220,352	422,013	377,031
Services rendered to related companies	98,902	206,943	186,027	135,041	283,578	185,916
Official services	42,910	154,071	353,664	42,910	154,071	353,664
Other services	399,450	768,559	626,788	503,107	930,588	1,375,129
Total	4,620,033	9,028,267	8,177,038	5,088,490	9,901,622	8,887,274

15.b) Personnel expenses

	BB- Domestic and Foreign branches			BB-Consolidated		
	2nd sem/2007	Year/2007	Year/2006	2nd sem/2007	Year/2007	Year/2006
Salaries	(1,849,098)	(3,556,051)	(3,506,960)	(1,873,753)	(3,605,822)	(3,558,946)
Benefits*	(973,234)	(1,408,535)	(859,423)	(976,271)	(1,414,263)	(864,801)
Social Charges	(723,518)	(1,340,164)	(1,606,213)	(731,828)	(1,357,130)	(1,624,045)
Training	(45,677)	(72,105)	(60,649)	(46,077)	(72,924)	(61,091)
Directors' fees	(6,288)	(11,975)	(11,451)	(7,320)	(13,871)	(13,256)
Personnel provisions	(553,050)	(1,781,787)	(1,147,708)	(553,050)	(1,781,787)	(1,147,708)
Labor claim losses	(603,959)	(915,280)	(600,908)	(603,959)	(915,280)	(600,907)
Total	(4,754,824)	(9,099,770)	(7,793,312)	(4,792,258)	(9,161,077)	(7,872,452)

We recorded the sum of R$ 513 million referring to obligations of the Bank due to the agreement signed for restructuring of Cassi - BB Employee Assistance Fund, in "Benefits, on 11.13.2007.

15.c) Administrative Expenses

	BB- Domestic and Foreign branches			BB-Consolidated		
	2nd sem/2007	Year/2007	Year/2006	2nd sem/2007	Year/2007	Year/2006
Water, electricity and gas	(128,897)	(270,364)	(261,656)	(129,028)	(270,609)	(261,857)
Rent	(147,352)	(286,233)	(276,470)	(149,504)	(290,404)	(281,304)
Leasing costs	(3,516)	(35,795)	(73,616)	(3,516)	(35,795)	(73,616)
Communications	(459,928)	(880,802)	(840,855)	(465,132)	(891,757)	(851,912)
Maintenance and upkeep	(118,210)	(233,570)	(211,455)	(118,763)	(234,682)	(212,625)
Materials	(53,199)	(109,420)	(119,603)	(53,384)	(109,771)	(120,036)
Data processing	(342,536)	(671,319)	(616,442)	(347,342)	(680,695)	(628,512)
Promotion and public relations	(83,244)	(148,160)	(138,579)	(83,365)	(148,372)	(139,577)
Advertising and publicity	(152,855)	(266,026)	(279,542)	(152,933)	(266,153)	(280,626)
Financial system services	(203,753)	(388,892)	(345,250)	(197,422)	(376,546)	(338,775)
Third party services	(336,520)	(586,674)	(451,735)	(353,579)	(616,582)	(471,898)
Security services	(249,276)	(489,124)	(439,695)	(249,341)	(489,260)	(439,840)
Specialized technical services	(48,616)	(79,549)	(64,092)	(51,020)	(83,121)	(69,375)
Transportation	(270,483)	(480,099)	(381,943)	(271,031)	(481,149)	(382,961)
Domestic travel	(57,586)	(94,459)	(66,995)	(58,145)	(95,312)	(67,907)
Amortization	(105,682)	(208,281)	(187,115)	(106,149)	(209,214)	(188,069)
Depreciation	(261,462)	(520,301)	(510,180)	(261,643)	(520,651)	(510,565)
Expenses with civil lawsuits	(322,939)	(516,994)	(266,347)	(322,939)	(516,994)	(266,347)
Other	(240,428)	(400,758)	(269,108)	(249,468)	(418,378)	(287,314)
Total	(3,586,482)	(6,666,821)	(5,800,678)	(3,623,704)	(6,735,444)	(5,873,116)

15.d)Other Operating Income

	BB- Domestic and Foreign branches			BB-Consolidated		
	2nd sem/2007	Year/2007	Year/2006	2nd sem/2007	Year/2007	Year/2006
Recovery of charges and expenses	419,783	757,765	471,012	421,902	760,755	472,823
Income from special operations	27,065	52,792	65,220	27,065	52,792	65,220
Income from specific credits	37,514	75,400	71,342	37,514	75,400	71,342
Previ – Contributions parity agreement	158,700	273,463	1,530,011	158,700	273,463	1,530,011
Income from payments of INSS benefits	102,450	195,951	251,453	102,450	195,951	251,453
Income from guarantee deposits	525,745	1,079,086	1,211,529	525,745	1,079,086	1,211,529
Income from securities and credits receivable from the Federal Treasury	1,283	14,978	285,167	1,283	14,978	153,894
Dividends received	14,157	29,075	30,848	14,157	29,075	30,848
Credit card transactions	64,670	116,086	108,998	64,670	116,086	108,998
Foreign exchange gains	725,153	1,877,994	701,864	725,153	1,877,994	701,864
Taxes paid in error (Note 27.b)	118	83,855	143,683	118	147,480	143,683
Other	222,895	355,317	325,789	261,401	400,512	256,888
Total	2,299,533	4,911,762	5,092,039	2,340,158	5,023,572	5,137,813

15.e) Other operating expenses

	BB- Domestic and Foreign branches			BB-Consolidated		
	2nd sem/2007	Year/2007	Year/2006	2nd sem/2007	Year/2007	Year/2006
Fees for the use of Sisbacen	(6,216)	(12,611)	(14,004)	(6,216)	(12,611)	(14,004)
Discounts granted on renegotiations - credit operations	(36,471)	(73,596)	(401)	(36,471)	(73,596)	(412)
Updating of the pension liability	(223,942)	(322,635)	(340,716)	(223,942)	(322,635)	(340,716)
Interest on funds allocated for payment of benefits	(100,315)	(192,617)	(250,488)	(100,315)	(192,617)	(250,488)
Previ– Actuarial Asset Amortization – CVM Resolution n.° 371	(191,688)	(383,376)	(277,503)	(191,688)	(383,376)	(277,503)
Cassi – Provision expense - Resolution CVM n.° 371	(228,323)	(456,646)	(379,867)	(228,323)	(456,646)	(379,867)
Premium paid to clients	(263,212)	(451,566)	(292,675)	(263,212)	(451,566)	(292,675)
Losses with holdups and burglaries	(2,443)	(14,921)	(37,331)	(2,443)	(14,921)	(37,331)
Errors and fraud	(51,825)	(99,636)	(82,554)	(51,825)	(99,636)	(82,554)
Expenses with restatement – Interest on own capital/Dividends	(7,884)	(29,294)	(59,895)	(7,884)	(29,294)	(59,895)
BB - ATM expenses	(55,301)	(98,166)	(66,803)	(55,301)	(98,166)	(66,803)
Expenses with credit card operations	(197,016)	(352,205)	(212,446)	(197,016)	(352,205)	(212,446)
Foreign exchange losses	(724,074)	(1,730,459)	(692,705)	(724,074)	(1,730,459)	(692,705)
Law 9138/95 - Restatement of funds to be returned to the Federal Treasury	(22,012)	(45,643)	(48,673)	(22,012)	(45,643)	(48,673)
Securitization SWIFT MT100 – liabilities with the SPE (*)	(39,801)	(92,472)	(146,125)	(39,801)	(92,472)	(146,125)
Hybrid Capital and Debt Instruments	(35,898)	(74,924)	(82,297)	(35,898)	(74,924)	(82,297)
Restatement of guarantee deposits	(162,958)	(287,838)	--	(162,958)	(287,838)	--
Other	(160,358)	(275,294)	(421,016)	(226,205)	(373,652)	(517,433)
Total	(2,509,737)	(4,993,899)	(3,405,499)	(2,535,783)	(4,999,785)	(3,355,802)

(*) In BB-Consolidated, these obligations are classified as "Foreign marketable securities" in the consolidated statements because of the consolidation of the foreign Special Purpose Entities (EPE).

15.f) Non-operating income

	BB- Domestic and Foreign branches			BB-Consolidated		
	2nd sem/2007	Year/2007	Year/2006	2nd sem/2007	Year/2007	Year/2006
Non-operating income	256,358	348,360	206,540	268,732	365,905	214,435
Income in the sale of investments	169,619	169,619	57	170,147	170,147	57
Profit on the sale of assets	24,357	33,319	63,666	24,540	33,508	63,791
Capital gains	5,625	11,042	13,157	16,629	22,092	13,382
Rental income	7,217	13,254	11,575	7,322	13,786	11,946
Provision Reversal of valuation of other assets	13,797	52,918	57,044	13,800	52,993	57,751
Provision Reversal of losses with shares and quotas	2,122	3,525	1,316	2,645	7,481	7,043
Profit on the sale of other assets	30,500	52,908	50,561	30,500	52,908	50,561
Other non-operating income	3,121	11,775	9,164	3,149	12,990	9,904
Non-operating expenses	(28,168)	(82,227)	(92,374)	(30,131)	(84,937)	(94,394)
Loss on sale of investments	--	--	(22)	--	--	(461)
Loss on sale of assets	(279)	(10,841)	(7,243)	(279)	(10,842)	(7,245)
Capital losses	(7,954)	(19,036)	(31,472)	(9,715)	(20,798)	(31,615)
Allowance in value of other assets	(18,720)	(50,462)	(49,931)	(18,725)	(50,507)	(50,099)
Allowance with shares and quotas	(13)	(130)	(766)	(192)	(970)	(1,828)
Other non-operating expenses	(1,202)	(1,758)	(2,940)	(1,220)	(1,820)	(3,146)
Total	228,190	266,133	114,166	238,601	280,968	120,041

NOTE 16 – Stockholders' Equity

16.a) The Stockholders' Equity of R$ 24,262,096 (R$ 20,758,158 at 12.31.2006) corresponds to a book value of R$ 9.80 per share (R$ 8.38 at 12.31.2006, adjusted, for comparative purposes, due to the split of shares in the proportion of 1:3 - Note 29.c). The market value of the ordinary share on 12.31.2007 was R$ 30.40 (R$ 21.33 at 12.31.2006, adjusted, for comparative purposes, due to the split of shares in the proportion of 1:3 - Note 29.c).

16.b) Of the subscription bonuses issued by the Bank, the remaining balance of 27,028,746 "C" Bonus, that can be exercised up to the original terms – 03.31.2011 to 06.30.2011.

16.c) Capital

Capital is R$ 13,211,644 (R$ 11,912,895 in 12.31.2006), totally paid-up, comprising 2,475,949,269 common shares with no par value. The Federal Treasury is the controlling stockholder.

The capital increase resulted from the capitalization with the use of reserves of R$ 797,797 and the series "C" subscription bonuses in the amount of R$500,952, which took place in November2007.

16.d) Revaluation reserves

These refer to a revaluation of assets carried out by the associated companies Kepler Weber and Pronor, and by the subsidiary Cobra Tecnologia S.A. The realizations of the reserves in the period, totaling R$ 424 (R$ 19.290 at 12.31.2006), were transferred to the "Retained earnings" account.

16.) e) Net Income Appropriation

	2nd semester/2007	Year/2007	Year/2006
Net Income	2,580,951	5,058,119	6,043,777
Retained Earnings	987	1,206	20,772
Adjusted Net Income	2,581,938	5,059,325	6,064,549
Legal Reserve	129,048	252,906	302,189
Statutory Reserves *	1,632,752	3,327,860	1,322,160
Statutory Reserve up to AGE of 12.28.2006	--	--	116,646
Operational Margin	816,376	1,618,930	602,757
Equalization of Dividends	816,376	1,618,930	602,757
Interest on own capital	686,152	1,338,051	1,374,414
Dividends	133,986	230,508	1,043,096
Expansion reserves	--	--	2,022,690
Adjusted Net Income Balance, after allocations	0	0	0

(*) The Extraordinary General Meeting held on 12.28.2006 approved the creation of the following statutory reserves with the respective amendment of art. 42 of the Bank's Bylaws:

- Reserve for Operating Margin, with the purpose of guaranteeing an operating margin compatible with the development of the company's transactions, comprised of the portion of up to 100% of the balance of net income, after regulatory destinations required, up to the limit of 80% of the capital.
- Reserve for Equalization of Dividends, with the purpose of securing financial resources for the payment of dividends, comprised of the portion of up to 50% of the balance of net income, after regulatory destinations required, up to the limit of 20% of the capital.

16.f) Interest on own capital / Dividends

	2nd semester 2007	Year 2007	Year 2006
1. Calculation basis:	2,782,997	5,452,775	6,535,459
a) Net income for the year	2,580,951	5,058,119	6,043,777
b) Legal reserve for the year	(129,048)	(252,906)	(302,188)
c) Adjustment in retained income	782	782	1,482
d) Profit sharing	330,107	646,356	773,098
e) Revaluation reserve realization at subsidiaries and affiliated companies	205	424	19,290
2. Minimum statutory compulsory dividend (25% of item 1)	695,749	1,363,194	1,633,865
3. Interest on own capital imputed to dividends	565,066	1,101,924	1,131,871
4. Income Tax at source	121,086	236,127	242,543
5. Interest on own capital allocated to the stockholders (item 3 + item 4)	686,152	1,338,051	1,374,414
6. Dividends allocated to the stockholders	346,228	685,196	1,043,096
7. Total allocated to the stockholders	1,032,380	2,023,247	2,417,510

Pursuant to a decision of the Board of Directors, the policy for payment of dividends and/or Interest on Own Capital with quarterly periodicity was approved in November/2006.

According to Laws n.° 9,249/1995 and 9,430/1996 and the Bank's Bylaws, Management decided on the payment of Interest on Own Capital to its stockholders, imputed to the dividends value, plus additional dividends, equivalent, in the 2semester/2007, to 40% of net income.

Interest on Own Capital and Dividends referring to the 4th quarter will be paid together with financial charges equivalent to the Selic rate, as from quarterly closing until the effective payment date, pursuant to Decree n.° 2.673 of 07.16.1998, with the new wording provided by Decree n.° 3.381, of 03.13.2000.

The total amount of Interest on Own Capital of the year comes to R$ 1.338.051, R$ 686.152, which brought about a reduction in tax charge expenses in the amount of R$ 454.938 (2° semester/2007, R$ 233.292).

16.g) Mark-to-Market – Securities and Derivatives

	2007			2006		
	12.31.2006 Balance	Net changes Net in the year	12.31.2007 Balance	12.31.2005 Balance	Net changes Net in the year	12.31.2006 Balance
Securities available for sale						
Multiple Bank	213,111	(174,012)	39,099	58,929	154,182	213,111
Subsidiaries and affiliates	289,592	109,803	399,394	109,046	180,546	289,592
Tax effects	(120,465)	31,773	(88,692)	(38,048)	(82,417)	(120,465)
Total	382,238	(32,436)	349,802	129,927	252,311	382,238

16. h) Equity Interest

Shareholdings at December 31, 2007 of all those who hold, directly or indirectly, more than 5% of capital:

Stockholders	Total shares	% Total
Federal Treasury	1,724,703,468	69.7%
Banco do Brasil Employees Retirement Fund – Previ	265,946,012	10.7%
Other shareholders **	485,299,789	19.6%
Total	2,475,949,269	100.0%

(*) Includes R$ 64.368.679 (2,6%, referring to the shares of BNDES Participations S.A – BNDESPar, company under control of Federal Treasury.

(**) Does not include the underwriting receipts from the exercise of series "C" Bonds in November 2007. Following ratification by the Central Bank, BB's capital will be increased by 66,232,261 new shares, and its free float will rise to 21.7%.

Changes in ownership of the parties referred to in the previous paragraph of these securities during the preceding twelve months and number and characteristics of the securities issued by the Bank and directly or indirectly held by the controlling stockholder, management and members of the Fiscal Council:

Controlling Group	12.31.2007	12.31.2006*
Federal Treasury	1,660,334,789	1,700, 334,108
Previ	265,946,012	283,246,005
BNDESPar	64,368,679	124,812,156
Total	1,990,649,480	2,108,392,269

Board of Directors	Position	Common Shares		C Bonds	
		12.31.07	12.31.06*	12.31.07	12.31.06
Bernard Appy	President	03	03	–	–
Antonio Francisco de Lima Neto	Vice-President	03	03	–	–
Bernardo Gouthier Macedo	Counselor	01	–	–	–
Cleber Ubiratan de Oliveira	Counselor	10	–	–	–
Francisco Augusto da Costa e Silva	Counselor	03	06	–	–
Tarcísio José Massote de Godoy	Counselor	03	03	–	–

Fiscal Council	Position	Common Shares		C Bonds	
		12.31.07	12.31.06*	12.31.07	12.31.06
Otavio Ladeira de Medeiros	President	–	–	–	–
Agostinho do Nascimento Netto	Member	–	–	–	–
Eduardo Grande Bittencourt	Member	–	–	–	–
Eustáquio Wagner Guimarães Gomes	Member	–	–	–	–
Marcos Machado Guimarães	Member	–	–	–	–
Alfredo Luiz Buso	Deputy	–	–	–	–
Carla Góes Coelho de Souza	Deputy	–	–	–	–
Daniel Sigelmann	Deputy	–	–	–	–
Egon Handel	Deputy	–	–	–	–
José Luiz Gomes Rôlo	Deputy	–	–	–	–

Executive Board of Directors	Position	Common Shares		C Bonds	
		12.31.07	12.31.06*	12.31.07	12.31.06
Antonio Francisco de Lima Neto	President	03	03	–	–
Adézio de Almeida Lima	Vice-President	06	06	01	01
Aldemir Bendine	Vice-President	–	–	–	–
Aldo Luiz Mendes	Vice-President	1,014	378	–	–
José Luís Prola Salinas	Vice-President	342	342	–	–
José Maria Rabelo	Vice-President	60	60	10	10
Luís Carlos Guedes Pinto	Vice-President	5,617	5,517	–	–
Luiz Alberto Maguito Vilela	Vice-President	–	–	–	–
Luiz Oswaldo Sant'Iago Moreira de Souza	Vice-President	06	06	01	01
Milton Luciano dos Santos	Vice-President	–	–	–	–

Directors	Position	Common Shares		C Bonds	
		12.31.07	12.31.06	12.31.07	12.31.06
Alexandre Correa Abreu	Director	--	--	--	--
Augusto Braúna Pinheiro	Director	456	--	--	--
Clara da Cunha Lopes	Director	342	342	--	--
Edson de Araújo Lobo	Director	583	342	--	--
Francisco Claudio Duda	Director	1,660	1,383	01	01
Geraldo Afonso Dezena da Silva	Director	--	--	--	--
Glauco Cavalcante Lima	Director	84	84	11	11
Izabela Campos Alcântara Lemos	Director	342	342	--	--
Joaquim Portes de Cerqueira César	Director	636	--	--	--
José Carlos Soares	Director	2,773	2,742	--	10
José Carlos Vaz	Director	66	66	--	--
Juraci Masiero	Director	--	687	--	--
Jussara Silveira de Andrade Guedes	Director	277	--	--	--
Luiz Carlos Silva de Azevedo	Director	66	66	--	--
Luiz Gustavo Braz Lage	Director	636	--	--	--
Maria da Glória Guimarães dos Santos	Director	--	--	--	--
Nilo José Panazzolo	Director	2,075	1,377	--	--
Nilson Martiniano Moreira	Director	--	--	--	--
Paulo Euclides Bonzanini	Director	474	18	--	--
Paulo Roberto Evangelista de Lima	Director	393	372	--	07
Paulo Rogério Caffarelli	Director	1,005	549	--	--
Renê Sanda	Director	09	09	01	01
Ricardo José da Costa Flores	Director	72	72	09	09
Sandro Kohler Marcondes	Director	03	690	--	--
Sérgio Ricardo Miranda Nazaré	Director	512	342	--	--
William Bezerra Cavalcanti Filho	Director	512	342	--	--

Internal Audit		12.31.07	12.31.06*	12.31.07	12.31.06
Egidio Otmar Ames	General Auditor	57	57	09	09

Statutory body – Audit Committee		12.31.07	12.31.06*	12.31.07	12.31.06
José Danúbio Rozo	Coordinator	277	--	--	--
José Gilberto Jaloretto	Member	--	--	--	--
Flavio Fernando da Fontoura Ferreira	Deputy	906	1,377	--	--

(*) Adjusted for comparative purposes due to the split in the proportion of 1:3 shares of Banco do Brasil.

Number of shares in the market and percentage in relation to the total issued:

BB Shares	Number	%
Market *	2,475,949,269	100.0
Total issued	2,475,949,269	100.0

(*) As per Law No 6404/1976.

16.i) *Free Float*

The *free float* corresponds to 19.6% (485,299,789 shares).

NOTE 17 – Income Tax and Social Contribution

17.a) Details of calculation basis

	BB-Consolidated					
	2nd semester/2007		Year/2007		Year/2006	
	Income tax	Social contribution	Income tax	Social contribution	Income tax	Social contribution
a) Profit before taxation and after employee profit sharing	3,643,963	3,643,963	8,103,955	8,103,955	6,460,158	6,460,158
- Profit before taxation	3,690,007	3,690,007	7,554,375	7,554,375	6,316,456	6,316,456
- Net income of foreign entities	(209,551)	(209,551)	(361434)	(361,434)	(402,876)	(402,876)
- Intercompany eliminations	806,889	806,889	1,555,366	1,555,366	1,319,149	1,319,149
- Employee profit sharing	(643,382)	(643,382)	(644,352)	(644,352)	(772,571)	(772,571)
b) Permanent additions/(deductions):	(1,747,300)	(1,748,375)	(2,880,000)	(2,872,627)	(2,951,107)	(2,935,459)
- Equity in the earnings (loss) of associated companies and subsidiaries	(969,023)	(969,023)	(1,712,226)	(1,712,226)	(1,575,020)	(1,575,020)
- Interest on own capital	(686,152)	(686,152)	(1,338,052)	(1,338,052)	(1,374,414)	(1,374,414)
- Non-deductible expenses and provisions	429,703	429,702	730,679	730,677	565,724	565,721
- Other additions/(deductions)	(521,828)	(522,902)	(560,401)	(553,026)	(567,397)	(551,746)
c) Temporary additions/(deductions)	3,508,345	3,532,662	6,890,928	6,938,524	7,077,461	7,297,155
- Allowance for loan losses	2,746,851	2,746,851	5,666,328	5,666,328	7,129,455	7,170,460
- Provision for loss on securities and investments	(8,595)	(8,595)	10,350	10,350	131	131
- Provision for pension liabilities	71,833	71,833	29,002	29,002	40,623	40,623
- Provision for labor claims, tax contingencies and contingent liabilities	476,017	476,017	742,327	742,327	249,739	249,739
- Amortization of goodwill on investments	--	--	--	--	1,591	--
- Other additions/(deductions)	222,239	246,556	442,921	490,517	(344,078)	(163,798)
d) Other adjustments: addition (deduction)	(1,820,870)	(1,827,735)	(3,708,973)	(3,720,130)	(3,508,824)	(3,514,665)
- Foreign profits	209,753	209,753	209,753	209,753	247,838	247,838
- Adjustment - BACEN Resolution 2682/1999 and Law 9430	(2,030,623)	(2,030,623)	(3,918,726)	(3,918,726)	(3,751,810)	(3,751,810)
- Other	--	(6,865)	--	(11,157.)	(4,852)	(10,693)
e) Taxable income	3,584,138	3,600,515	8,405,910	8,449,722	7,077,688	7,307,189
f) Income tax/social contribution:	839,864	318,031	2,036,839	756,111	1,704,519	650,779
- Rate of 15% / 9%	539,594	324,905	1,268,221	762,985	1,068,259	658,417
- Additional 10%	359,693	--	845,408	--	712,101	--
- Tax incentives	(26,061)	--	(43,428)	--	(46,216)	--
- Income tax on profits of foreign entities	(33,362)	(6,874)	(33,362)	(6,874)	(29,625)	(7,638)

17.b) Details of income tax and social contribution expense

	BB-Consolidated					
	2nd semester/2007		Year/2007		Year/2006	
	Income tax	Social contribution	Income tax	Social contribution	Income tax	Social contribution
a) Present values	(860,517)	(318,031)	(2,072,042)	(756,111)	(1,745,739)	(650,779)
- Domestic income tax and social contribution	(839,864)	(318,031)	(2,036,839)	(756,111)	(1,704,519)	(650,779)
- Foreign income tax	(20,653)	--	(35,203)	--	(41,220)	--
b) Deferred tax liabilities	(47,557)	(14,185)	(162,911)	(54,878)	(225,086)	(74,200)
- Provision/(reversal) of deferred income tax on the adjustment of the portfolio and depreciation (leasing operations)	(6,612)	--	(14,528)	--	(13,576)	--
- (Provision)/reversal of provision for deferred taxes - positive MTM	(9,455)	(3,795)	(11,622)	(4,739)	(29,920)	(10,491)
- (Provision)/reversal of deferred income tax on the sale of investments in installments (BB-BI)	--	--	--	--	272	98

- (Provision)/reversal of provision for deferred taxes - restatement of judicial deposits	(72,430)	(26,074)	(148,191)	(53,349)	(170,963)	(61,547)
- Provision)/reversal of provision for deferred taxes	13,933	6,938	–	–	–	–
- (Provision)/reversal of provision for deferred income tax on transactions carried out in the futures market	27,007	8,746	11,430	3,210	(10,899)	(2,260)
c) Provision (a+b)	(908,074)	(332,216)	(2,234,953)	(810,989)	(1,970,825)	(724,979)
d) Deferred tax credits	342,505	120,526	888,202	310,705	2,187,632	1,012,320
- Recording/(reversal) of tax credits on temporary differences	355,597	127,712	916,091	327,227	2,124,396	994,020
- (Recording)/reversal of tax credit on income tax and social contribution losses	22,753	5,193	32,539	5,472	16,322	2,785
- (Recording)/reversal of tax credits - negative MTM	(35,845)	(12,379)	(60,428)	(21,994)	46,914	15,515
Recording/(Reversal) of Tax Credits on Transactions Carried out in the futures Market	–	–	–	–	–	–
e) Total income tax and social contribution expense (c+d)	(565,569)	(211,690)	(1,346,751)	(500,284)	216,807	287,341

17.c) Reconciliation of income tax and social contribution expense

	BB – Consolidated		
	2nd semester 2007	Year/2007	Year/2006
a) Income tax			
Profit before taxation and profit sharing	3,690,007	7,554,375	6,316,456
- Total income tax charge (rate of 25%)	(922,502)	(1,888,594)	(1,579,114)
- Charges upon Interest on Own Capital	171,538	334,513	343,604
- Effects of non-taxable income	524,295	979,495	855,555
- Effects of non-deductible expenses	(1,173,670)	(2,423,560)	(2,373,764)
- Effects of foreign profits	(40,102)	(52,070)	(70,518)
- Employee profit sharing	160,845	161,088	192,309
- Deferred charges on mark-to-market adjustments	212	(88)	(1,421)
- Other	687,754	1,499,037	2,803,940
- Fiscal incentives (workers meal program, culture and others)	26,061	43,428	46,216
Income tax expense	(565,569)	(1,346,751)	216,807
b) Social contribution			
Profit before taxation and profit sharing	3,690,007	7,554,375	6,316,456
- Total social contribution charge (rate of 9%)	(332,101)	(679,894)	(568,481)
- Charges upon Interest on Own Capital	61,754	120,425	123,697
- Effects of non-taxable income	188,360	352,106	300,337
- Effects of non-deductible expenses	(422,336)	(872,225)	(854,066)
- Effects of foreign profits	(12,004)	(12,004)	(14,668)
- Employee profit sharing	57,904	57,992	69,231
- Deferred charges on mark-to-market adjustments	76	(32)	(511)
- Others *	246,657	533,348	1,231,802
Social contribution expense	(211,690)	(500,284)	287,341

(*) Tax credit from timing differences recorded.

17.d) Legal Proceeding: Income Tax (IRPJ) and Social Contribuition (CSLL)

17. d.1) In February/1998, the Bank filed a legal request for full offset of prior year income tax and social contribution on net income losses against taxable income. Since then, the Bank has offset these tax losses in full against income tax and social contribution taxable income and has made judicial deposits of the taxes otherwise due (on 70% of the amount offset). These deposits prompted the Federal District 16th Court to issue a dispatch recognizing the suspension of payment of these taxes until final judgment of the Bank's request, based on article 151, II, of the Tax Code. Since 10.1.2002, the proceeding has been awaiting judgment of an extraordinary appeal by the Federal Supreme Court.

17.d.2) The offsetting of amounts of fiscal loss and CSLL recoverable results in the write-off of deferred tax credits, observing the limitation of 30%.

17.d.3) As permitted by item 53 of CVM Resolution 489/2005, judicial deposits in the amount of R$9,666,786 (principal plus interest) deduct the corresponding provisions.

17.d.4) Deferred taxes (IRPJ and CSLL) on the restatement of judicial deposits are being offset with the tax credits resulting from the provision formed in an amount identical to aforesaid restatement, in conformity with § 2, item II, art. 1 of Bacen/CMN Resolution 3,059/2002, with no impact on net income.

17.d.5) Taking into consideration the probability of success in the lawsuit, we would verify that in September/2005, the Bank would have consumed the entire stock of Tax Loss. Therefore, since the competent period of October/2005, the amount of Income Tax is being paid in full. For the same situation there would also be a remaining balance of tax credit of CSLL recoverable of R$ 732,993.

Moreover, there would be a transfer of resources from the account used to record judicial deposits to that of cash and cash equivalents. The tax credits relating to judicial deposits (principal) would be written off against provision for IRPJ and CSLL and provision for tax risks relating to the restatement of deposits, in the amount of R$ 3,466,959, would be reverted against net income. The net positive impact of this provision on net income would support the calculation of the BIS ratio by 1.79% (from 15.60% to 17.39%).

17.d.6) Considering the situation of loss of the lawsuit (situation in which the amounts deposited judicially would be converted into income in favor of the National Treasury), the portions of IRPJ tax credits on tax loss that could be utilized since the competent period of October/2005, observing the limitation of 30%, is reclassified to the accounting representing "IRPJ recoverable" assets. This IRPJ recoverable, which would result from the adjustments of Statements of Economic-Fiscal Information of Individuals, corresponds to R$ 1,140,530 in December/2007 and its restatement by the Selic Rate since January/2006 corresponds to R$ 74,448. This sum adjusts the provision for tax risks in connection with the updating of court deposits (see item 17.d.5), so that its sum will be sufficient to fully cancel the risk of a likely loss.

17.d.7) The amounts relating to this matter are as follows:

	12.31.2007	**12.31.2006**
a) Judicial deposits	9,666,786	8,667,829
- Original amounts	6,004,605	5,734,117
- Restatement	3,662,181	2,933,712
b) 70% thereof	6,045,267	5,576,414
- Income tax losses	3,002,033	3,002,033
- CSLL / CSLL losses to offset	3,043,234	2,574,381

NOTE 18 – Tax Credits

18.a) Tax credits recorded as assets

	BB-Consolidated			
	12.31.2007		12.31.2006	
Nature and origin:	Income tax	Social contribution	Income tax	Social contribution
a) Income tax and social contribution losses	355,606	117,695	225,452	56,897
a.1) Rate (%)	25	9	25	9
a.2) Tax credit recorded	88,901	10,593	56,363	5,121
b) Timing differences	23,544,861	23,435,289	20,755,759	20,674,678
b.1) Rate (%)	25	9	25	9
b.2) Tax credit recorded	5,886,215	2,109,176	5,188,940	1,860,721
c) Negative mark-to-market adjustments	311,857	304,3849	188,004	180,858
c.1) Rate (%)	25	9	25	9
c.2) Tax credit recorded	77,964	27,395	47,001	16,277
d) Social contribution to offset	–	732,993	–	1,410,642
e) Sum of negative adjustments of futures market transactions	–	–	–	–
e.1) Rate (%)	25	9	25	9
e.2) Tax credit recorded	–	–	–	–
f) Tax credits - writ of mandamus	1,861,503	3,006,931	–	–
g) Tax credits abroad	9,129	–	9,868	–
h) Total income tax and social contribution tax recorded (a.2 + b.2 + c.2 + d + e.2 + f + g)	7,923,712	5,887,088	5,302,172	3,292,761
	Pasep	Cofins	Pasep	Cofins
i) Negative mark to market adjustments	325,374	325,374	195,715	195,715
i.1) Rate (%)	0.65	4	0.65	4
i.2) Tax credit recorded	2,114	13,015	1,272	7,829
j) Sum of negative adjustments of futures market transactions	–	–	–	–
j.1) Rate (%)	0.65	4	0.65	4
j.2) Tax credit recorded	–	–	–	–
k) Total PASEP and COFINS credits recorded (i.2 + j.2)	2,114	13,015	1,272	7,829
l) Total tax credits not recorded (f + k)	7,925,826	5,900,103	5,303,444	3,300,590

The tax credits recorded include Social Contribution to Offset relating to tax credits calculated at the rate of 18% on tax losses and temporary differences existing on December 31, 1998. Article 8 of Provisional Measure (MP) 2158-35/2001 reduced the rate of social contribution from 18% to 8% and authorized the maintenance of this credit classified in Other Receivables - Sundry. At December 31, 2007, the balance of this account amounted to R$ 732,993 . Since January 1, 2003, the rate for social contribution on net income is 9%, in conformity with Law 10637 of December 30, 2002.

18.b) Tax credits not recorded as assets

	BB-Consolidated			
	12/31/2007		12/31/2006	
Nature and origin:	Income tax	Social contribution	Income tax	Social contribution
a) Income tax and social contribution losses	126,430	110,926	101,814	49,119
a.1) Rate (%)	25	9	25	9
a.2) Tax credits not recorded	31,608	9,983	25,454	4,421
b) Timing differences	4,286	--	30,725	14,372
b.1) Rate (%)	25	9	25	9
b.2) Tax credits not recorded	1,071	--	7,681	1,294
c) Negative mark-to-market adjustments	--	--	--	--
c.1) Rate (%)	25	9	25	9
c.2) Tax credits not recorded	--	--	--	--
d) Accounting losses of foreign entities in countries with favorable taxation	--	--	247,734	247,734
d.1) Rate (%)	25	9	25	9
d.2) Tax credits not recorded	--	--	61,934	22,295
e) Tax credits abroad	49,922	--	53,743	--
f) Total income tax and social contribution credits not recorded (a.2 + b.2 + c.2 + d.2 + e)	82,601	9,983	148,812	28,010
	Pasep	Cofins	Pasep	Cofins
g) Negative mark to market adjustments	--	--	--	--
g.1) Rate (%)	0.65	4	0.65	4
g.2) Tax credits	--	--	--	--
h) Total PASEP and COFINS tax credits not recorded (g.2)	--	--	--	--
i) Total tax credits not recorded (f + h)	82,601	9,983	148,812	28,010

18.c) Entries and write-offs of the period

	BB-Consolidated			
	12.31.2007		12.31.2006	
Entries of the period	Income tax	Social contribution	Income tax	Social contribution
a) On income tax and social contribution losses	32,539	6,476	16,322	2,785
b) On timing differences	701,554	249.704	1,657,103	825,344
c) On negative mark-to-market adjustments	31,028	11,173	5,716	2,013
d) Tax credits abroad	--	--	5,752	--
e) Sum of negative adjustments of futures market transactions	--	--	--	--
f) Tax credits - writ of mandamus *	1,861,503	3,006,931	--	--
g) Total income tax and social contribution tax recorded (a + b + c + d + e + f)	2,626,624	3,274,284	1,684,893	830,142
	Pasep	Cofins	Pasep	Cofins
h) Due to negative mark-to-market adjustments	846	5,208	119	727
i) Due to negative futures market adjustments	--	--	--	--
j) Total tax credits recorded (g + h + i)	2,627,470	3,279,492	1,685,012	830,869

(*) The tax credits that had been written off since the beginning of the lawsuit, referring to the full offsetting of the accumulated fiscal loss of Income Tax and of negative bases of Social Contribution, were reactivated in contra account to the re-formation of provision relating to the portion of 70% of IRPJ and CSLL, for which judicial deposits were formed in the amount of R$ 6,004,605 (Note 17.d).

Write-offs in the period	BB-Consolidated			
	12.31.2007		12.31.2006	
	Income tax	Social contribution	Income tax	Social contribution
a) Relating to income tax & social contribution losses	--	1,004	--	--
b) Relating to timing differences	4,279	1,248	3,649	864
c) Relating to social contribution to offset (PM1.858/99)	--	677,650	--	590,583
d) Relating to negative mark-to-market adjustments	65	55	--	29
e) Tax credits abroad	740	--	--	--
f) Arising from futures market transactions	--	--	--	--
g) Tax Credits - writ of mandamus	--	--	--	--
h) Total IRPJ and CSLL tax credit write-offs (a + b + c + d + e + f + g)	5,084	679,957	3,649	591,476
	Pasep	Cofins	Pasep	Cofins
i) Due to negative mark-to-market adjustments	4	22	3	20
j) Negative futures market adjustments market adjustments	--	--	570	3,508
k) Total tax credits reversed (h + i +j)	5,088	679,979	4,222	595,004

18.d) Deferred tax liabilities

	BB-Consolidated			
	12.31.2007		12.31.2006	
	Income tax	Social contribution	Income tax	Social contribution
a) Arising from sale of investments	--	--	--	--
b) Arising from mark-to-market adjustments	133,381	48,021	119,207	42,917
c) Arising from leasing portfolio adjustment	63,871	--	49,343	--
d) Arising from tax incentive depreciation	--	--	--	--
e) Entities abroad	574	--	2,306	--
f) Arising from restatement of judicial deposits (Note 17d.4)	--	--	--	--
g) Arising from foreign profits	--	--	--	--
h) Arising from futures market transactions	4,934	1,862	16,364	5,073
i) Total reversals of income tax and social contribution tax credits (a + b + c + d + e + f + g + h)	202,760	49,883	187,220	47,990
	Pasep	Cofins	Pasep	Cofins
j) Arising from mark-to-market adjustments	11,019	15,001	3,251	20,004
k) Arising from restatement of judicial deposits	16,883	103,892	12,842	79,025
l) Arising from futures market transactions	141	868	384	2,364
m) Total deferred tax liabilities (i + j + k + l)	230,803	169,644	203,697	149,383

18.e) Estimates of the realization of tax credits recorded:

	Banco do Brasil	
	12.31.2007	
	Nominal Value	Present value
In 2008	3,020,000	2,876,000
In 2009	4,016,000	3,680,000
In 2010	3,064,000	2,688,000
In 2011	2,576,000	2,163,000
In 2012	1,044,000	841,000
Total tax credits	13,720,000	12,248,000

The above estimates of realization of tax credits were based on a technical study carried out as of December 31, 2007.

During 2007, it was observed the realization of tax credits in the Banco do Brasil S.A. in the amount of R$ 2,683,711, corresponding to 134.05% of the consumption forecast of technical study carried out in 12.31.2006 (R$ 2,002,000).

18.f) The realization of nominal amounts of activated tax credits, considering the re-composition of those written off over the course of the lawsuit (70%), based on a technical study conducted by the Banco do Brasil at 12.31.2007, is projected for 5 years, in the following proportions:

	Tax loss/CSLL recoverable (*)	Inter-temporal differences (**)
In **2008**	24%	21%
In **2009**	29%	29%
In **2010**	13%	29%
In **2011**	16%	21%
In **2012**	18%	–

This study also shows the tax credits recorded as assets at present values based on the average funding rate of Banco do Brasil.

(*) Projection of consumption associated with the capacity to generate taxable bases of IRPJ and CSLL in subsequent periods.

(**)The consumption capacity results from the movements of provisions (expectation of reversals, write-offs and uses).

18.g) Other information

g.1) Deferred fiscal liabilities or assets, respectively, are formed on positive or negative adjustments resulting from the transactions performed in future settlement markets in the period from 01.01.05 to 02.28.2006 (validity period of taxation on the cash basis, pursuant to art. 32 of Law 11,051/2004 and art. 110 of Law 11,196/2005), and will be realized as the transactions are settled.

g.2) Provisional Measure no. 413 dated January 3, 2008 raised the financial industry's Social Contribution rate from 9% to 15% as of May 1, 2008. This would represent an increase Social Contribution expenses, as well as increase in tax credits, respectively. However, the likely use of such tax credits will depend on the studies evidencing compliance with the recording, maintenance, and writing off criteria for these assets, contained in Central Bank Resolution no. 3059/2002, amended by Central Bank Resolution no. 3355/2006.

NOTE 19 – Equity in the Earnings (Loss) of Subsidiary and Associated Companies

19.a) BB - Domestic and Foreign branches

DESCRIPTION	Paid-in Capital	Adjusted Stockholders' equity	Our ownership %	Dividends/ Interest on own capital	Equity in the earnings (loss)		Book Value 12.31.2007	Book Value 12.31.2006
					Operational	Foreign exchange variation		
SUBSIDIARIES								
BAMB- *Brasilian American Merchant Bank*	443,024	575,285	100,00	1,371	38,211	(102,597)	575,285	641,791
Banco do Brasil AG. Viena (Áustria)	49,337	87,453	100,00	--	6,465	(6,569)	87,453	87,557
BB *Leasing Company Ltd.*	--	70,946	100,00	--	6,853	(13,275)	70,946	77,367
BB *Securities LLC*	8,852	5,480	100,00	--	(1,077)	--	5,480	--
BB Administradora de Cartões de Crédito S.A.	24,179	35,682	100,00	11,263	11,258	–	24,419	24,603
BB Administradora de Consórcios S.A.	16,468	33,052	100,00	16,132	32,024	–	16,920	15,696
BB Corretora de Seguros e Administradora de Bens S.A.	35,011	103,952	100,00	68,987	69,235	–	34,965	35,010
BB Administração de Ativos – Distribuidora de Títulos e Valores Mobiliários S.A.	121,076	312,001	100,00	190,383	396,662	--	121,618	120,856
BB Banco de Investimento S.A.	1,887,063	2,301,463	100,00	393,693	814,864	--	1,907,771	1,812,147
BB *Leasing* S.A. - Arrendamento Mercantil	63,375	81,860	100,00	17,560	31,615	--	64,300	62,719
BB Banco Popular do Brasil S.A.	21,038	15,861	100,00	–	(16,216)	--	15,861	16,342
Cobra Tecnologia S.A.	17,183	(57,331)	99,35	–	(13,384)	–	–	--
ASSOCIATED COMPANIES								
Cadam S.A.	303,829	303,829	21,64	–	(9,863)	–	65,749	75,612
SUBTOTAL	--	–	--	699,389	1,366,647	(122,441)	2,990,767	2,969,700
Abroad								
Foreign exchange gain/losses in branches	--	--	--	–	–	(452,371)	--	–
Increase/decrease in stockholders' equity arising from other movements	--	–	–	–	(462)	–	–	–
Total	–	--	–	699,389	1,366,185	(574,812)	2,990,767	2,969,700

During 2007 the capital repatriated from branches and subsidiaries abroad amounted to R$753 million.

19.b) BB – Consolidated

Description	Paid-in Capital	Adjusted Shareholders Equity	Our Ownership %	Dividends/ JCP	Equity in the earnings (loss)			Book Value 12.31.2007	Book Value 12.31.2006
					Operational	Foreign exchange Variation	Negative goodwill / others		
1) Interest – Banco do Brasil									
SUBSIDIARIES									
BB Administradora de Cartões de Crédito S.A.	24.179	35.682	100,00	11.263	11.258	–	–	24.419	24.603
BB Administradora de Consórcios S.A.	16.468	33.052	100,00	16.132	32.024	–	–	16.920	15.696
BB Corretora de Seguros e Administradora de Bens S.A.	35.011	103.952	100,00	68.987	69.235	--	--	34.965	35.010
Cobra Tecnologia S.A.	17.183	(57.331)	99,35	--	–	–	(13.384)	–	--
Associated companies									
Cadam S.A.	303.829	303.829	21,64	--	(9.863)	–	–	65.749	75.612
SUBTOTAL (1)	–	–	–	96.382	102.654	–	(13.384)	142.053	150.921
2) Interest - BB Banco de Investimento									
ASSOCIATED COMPANIES (E)									
Brasilseg Participações S.A / BrasilVeiculos Cia de Seguros (A)	132.431	315.427	70,00	4.200	59.183	--	--	220.530	165.476
Cia. de Seguros Aliança do Brasil S.A.	129.861	407.383	70,00	48.972	111.906	--	--	285.168	222.139
Brasilprev	98.033	387.548	49,99	48.879	94.604	–	–	193.653	150.015
Brasilcap	79.054	221.328	49,99	49.871	47.891	–	–	95.080	97.059
Brasilsaúde	39.726	51.228	49,92	1.152	4.213	–	–	25.462	22.401
Cia. Brasileira de Meios de Pagamento	74.534	534.482	32,03	224.097	295.566	–	--	192.734	121.265
Seguradora Brasileira de Crédito à Exportação	9.165	18.588	12,09	140	337	–	–	2.247	2.050
Itapebi (B)	105.000	83.655	19,00	22.777	22.777	--	--	44.551	42.801
Kepler Weber (C)	416.230	126.478	17,87	–	(36.273)	--	(2.731)	22.614	1.055
Cia. Brasileira de Soluções e Serviços	8.720	78.071	40,35	538	14.418	--	--	31.497	17.617
Ativos S.A.	17.257	34.514	74,50	27.114	34.808	–	–	26.132	18.439
BAF S.A., "em liquidação" (D)	203.498	4.369	100,00	–	–	–	(1.489)	4.369	4.369
SUBTOTAL (2)	--	--	–	427.740	649.430	–	(4.220)	1.144.037	864.686
3) Interest - BAMB - Brasilian American Merchant Bank									
SUBSIDIARIES									
BB Tur Viagens e Turismo Ltda.	9.633	(4.521)	99,00	--	(14.362)	668	–	–	8.888
Ativos S.A.	17.257	34.514	24,29	1.371	12.019	953	–	8.382	5.914
SUBTOTAL (3)	--	–	–	1.371	(2.343)	1.621	–	8.382	14.802
4) Interest - BB Leasing Company Ltd									
ASSOCIATED COMPANIES									
BB Tur Viagens e Turismo Ltda.	9.633	(4.521)	1,00	–	(82)	7	–	–	90
SUBTOTAL (4)	--	--	--	–	(82)	7	--	--	90
5) Interest - BB Administração de Ativos - Distribuidora de Títulos e Valores Mobiliários S.A.									
ASSOCIATED COMPANIES									
Pronor (F)	154.686	179.109	12,02	--	(4.908)	--	--	21.529	26.437
SUBTOTAL (5)	–	–	–	–	(4.908)	–	–	21.529	26.437
Abroad									
Foreign exchange gain/losses in branches	–	–	–	--	--	(452.371	--	–	–
Foreign exchange gain/losses in subsidiaries	–	–	–	–	–	(122.441	–	–	–
Increase/decrease in stockholders' equity arising from other movements.	–	--	–	--	(462)	–	--	–	–
Total	--	--	--	525.493	744.289	(573.184)	(17.604)	1.316.001	1.056.936

(A) At 12.15.2006, Brasilseg Participações S.A. was taken over by Brasilveículos Cia. de Seguros.

(B) Equity in the earnings of subsidiary and associated companies is adjusted with investments in fiscal incentives of the period (Itapebi).

(C) Due to Kepler Weber reestructuring process the following facts was recorded as of September 2007: a. Capital subscription and integralization in amount of R$ 62.197; b. Reversal of permanent losses with promissory note in sum of 15.759; and c. Provisions for liabilities, due to shareholders' agreement, were recognized in the amount of R$2.731.

(D) Information obtained from balance sheet at May 2005[j1]. A loss provision of R$4.369 is maintained, since BAF is in a liquidation process. In addition, a provision of R$1.040 on investments devaluation was recorded.

(E) Information refers to equity in the earnings/loss (see column "operational") for the period from December 2006 up to November 2007, except to Cia. Brasileira de Meios de Pagamento and Ativos S.A., which considered a period from December 06 up to December 2007.

(F) Information refers to the period from November 2006 up to November 2007.

NOTE 20 – Related-party Transactions

Transactions with consolidated or non-consolidated entities

The account balances with regard to transactions among the Bank's consolidated companies are excluded from the Consolidated Financial Statements. Hence, transactions with related parties include the non-consolidated companies that are assessed by means of the Equity Accounting Method (MEP), in addition to Banco do Brasil's shareholders. As to the major shareholder, the National Treasury, Federal Government transactions and those of related entities are included, such as for example publicly-owned companies, mixed economy companies, and other federal entities which do business with BB consolidated companies.

The Bank has banking transactions with related parties, such as interest bearing and non-interest bearing deposits, loans, and sale and repurchase transactions. There are also service provision and guarantee agreements.

These transactions with related parties are conducted under normal market conditions, substantially under the terms and conditions for comparable transactions, including interest rates and collateral. These transactions do not involve abnormal payment risks.

Other transactions with related parties

The Bank do not make loans to senior managers or to board directors' members, as this practice is restricted in every financial institution under Central Bank supervision.

The Bank contributes regularly to Fundação do Banco do Brasil - FBB, as provided for in article 29, indentation XII, of the Bank's By-laws. The contributions are intended to conduct the Foundation's social purposes and are limited to 5% of the Bank's operating income. During 2007, the contributions amount to R$ 43.500.

Summary of transactions with related parties

Banco do Brasil's balance of assets and liabilities with related parties are as follows:

	12.31.2007	12.31.2006
Assets		
Securities	347,182	1,975,532
Loan operations	3,290,407	3,915,196
Receivables from related companies	57,711	52,279
Total	3,695,300	5,943,007
Liabilities		
Demand deposits	2,349,856	1,467,124
Remunerated time deposits	3,317,287	2,517,992
Deposits received under security repurchase agreements	3,607,357	1,345,235
Total	9,274,500	5,330,351

Below follows the sum of the key expenses and revenues with related parties during the period:

	2nd Semester 2007	Year 2007	Year 2006
Interest and service fee revenues	484,638	938,782	1,139,668
Expenses with funding	(279,357)	(557,436)	(589,263)
Net total	205,281	381,346	550,405

NOTE 21 – Operational Limits – Basel Accord

On 12.31.2007, the Referential Shareholders' Equity (PR) exceeded the minimum required (R$ 11,186,810 at 12.31.2006) by R$ 10,294,920, providing leverage of R$ 93,590,180 (R$ 101,698,273 at 12.31.2006) and the coefficient of capital adequacy is 15.60% (17.29% on 12.31.2006) while the minimum required by the Central Bank of Brazil is 11%.

The risk-weighted assets are as follows:

	BB-Consolidated	
	12.31.2007	12.31.2006
Cash and cash equivalents	4,099,646	3,735,934
Credits and securities issued or guaranteed by the Brazilian Government	111,522,768	85,888,076
Deposits with the Brazilian Central Bank	32,278,010	26,966,945
Receivables from related companies	46,428	4,374
Specific credits - rescheduling of rural credits	756,879	681,493
Foreign exchange portfolio	766,583	852,649
Others	4,464,681	2,544,163
Total subject to zero-risk	153,934,995	120,673,634
Foreign currency funds	581,373	1,022,754
Clearing services for checks and other papers	1,036,876	1,089,336
Foreign exchange portfolio	382,903	585,006
Investments in gold	6,506	5,328
Total subject to 20% risk	2,007,658	2,702,424
Weighted amount	401,532	540,485
Funds applied in interbank deposits	7,350,703	11,578,534
Foreign exchange portfolio	7,660,258	7,827,750
Foreign securities	1,801,566	48,696
Others	(29,923)	(245,024)
Total subject to 50% risk	16,782,604	19,209,956
Weighted amount	8,391,302	9,604,978
Loan operations	138,670,551	113,716,185
Property and equipment	2,843,549	2,862,307
Leased assets	1,454,675	1,198,495
Investments	1,357,742	1,099,355
Securities	3,805,733	3,452,618
Foreign exchange portfolio	213,129	190,524
Memorandum accounts	(7,379,659)	(9,060,917)
Others	22,062,244	21,538,204
Total subject to 100% risk	163,027,965	134,996,771
Weighted amount	163,027,965	134,996,771
Deferred tax credits - income tax and social contribution on net income	13,807,947	8,581,373
Total subject to 300% risk	13,807,947	8,581,373
Weighted amount	41,423,841	25,744,119
Total assets subject to risk weighting	349,561,169	286,164,158
Total weighted amount	**213,244,640**	**170,886,353**

The calculations of the required stockholders' equity and the adequacy coefficient are as follows:

	BB-Consolidated	
	12.31.2007	12.31.2006
A) Assets subject to risk weighting	349,561,169	286,164,158
B) AWR (Assets Weighted by Risk)	213,244,641	170,886,353
C) SWAP credit risk	1,822,829	1,660,670
D) Requirement of stockholders' equity on AWR (11% of "B")	23,456,910	18,797,499
E) Requirement of stockholders' equity on SWAP (20% of "C")	364,566	332,134
F) Requirement of stockholders' equity on interest rate exposure	783,337	439,200
G) Required stockholders' equity (RSE): "D" + "E" + "F"	24,604,813	19,568,833
H) Referential equity amount (RE)	34,899,733	30,755,643
Level I	23,950,553	20,728,900
Capital	13,211,644	11,912,895
Capital reserves	34	355,638
Revenue reserves	10,694,707	8,100,790
Adjustment to market value - securities and derivatives	349,802	382,238
Deferred Assets	(200,068)	--
Mark-to-market	(87,584)	--
Tax credits excluded from Level I of RE	(17,982)	(22,661)
Level II	10,949,180	10,026,743
Mark-to-market	87,584	--
Funding instruments excluded from RE	(11,392)	--
Subordinated debts eligible as capital	9,986,123	8,956,729
- Funds obtained from the FCO	9,477,065	8,342,237
- Funds obtained abroad	509,058	614,492
Hybrid Capital and Debt Instruments	880,956	1,063,417
Revaluation reserves	5,909	6,597
I) Ratio between Referential equity amount to required stockholders' equity: ("H"/"G")	1.42	1.57
J) Surplus/(insufficiency) of stockholders' equity: RE - RSE (h-g)	10,294,920	11,186,810
L) Margin/(surplus) of leverage: ("J" x 100)/11	93,590,180	101,698,273
M) Basel Ratio: RE x 100/(RSE/0.11)	15.60	17.29

Referring to note 17.d.5, in the case of success in the lawsuit for full offsetting of accumulated fiscal loss of Income Tax and of negative bases of Social Contribution, there would be a positive effect on the BIS Ratio of 1.79% (from 15.60 % to 17.39%).

NOTE 22 – Profit Sharing

In the 2nd semester/2007, provision was formed in the amount of R$ 330,107 (R$ 227,985 in the 2nd semester /2006) and, in the year 2007, the amount of R$ 646,356 (R$ 773,098 in the year 2006), relating to employees' and directors' profit sharing.

NOTE 23 – Balance Sheet by Currency and Foreign Exchange Exposure

The purpose of this balance sheet is to show the assets and liabilities in foreign currency in Brazil and abroad.

BB-Consolidated

	12.31.2007				12.31.2006	
	Balance Sheet	Local Currency	Foreign currency		Foreign currency	
			Brazil	Abroad	Brazil	Abroad
ASSETS	357,750,243	321,727,105	12,843,045	23,180,093	13,482,114	28,377,924
Current Assets and Long-Term Receivables	351,446,255	315,542,529	12,811,447	23,092,279	13,460,303	28,240,804
Cash and cash equivalents	4,352,040	4,044,051	154,479	153,510	318,357	805,332
Short-term interbank investments	51,123,907	43,452,914	335,496	7,335,497	15,219	12,266,441
Securities	75,200,601	70,795,211	133,203	4,272,187	140,970	3,032,580
Interbank accounts	33,445,089	33,445,089	--	--	--	947
Interdepartmental accounts	188,005	188,005	--	--	--	--
Loan and lease operations	139,848,539	124,912,821	3,725,006	11,210,712	4,208,607	11,998,007
Other receivables and assets	47,288,074	38,704,438	8,463,263	120,373	8,777,150	137,497
Permanent Assets	6,303,988	6,184,576	31,598	87,814	21,811	137,120
Investments	1,367,860	1,321,942	31,598	14,320	21,811	28,559
Property and equipment	2,843,549	2,773,893	--	69,656	--	102,768
Leased assets	1,506,528	1,506,528	--	--	--	--
Deferred charges	586,051	582,213	--	3,838	--	5,793
LIABILITIES	357,750,243	323,792,998	10,033,071	23,924,174	13,499,329	24,695,367
Current and Long-Term Liabilities	333,365,398	299,413,060	10,033,071	23,919,267	13,499,329	24,688,787
Deposits	188,282,488	173,123,734	1,996,549	13,162,204	2,127,873	12,362,528
Demand deposits	51,310,832	48,108,739	1,995,505	1,206,588	2,126,887	1,037,598
Savings deposits	45,839,494	45,839,494	--	--	--	--
Interbank deposits	5,612,361	1,656,397	--	3,955,964	--	3,823,992
Time deposits	85,519,801	77,519,105	1,044	7,999,652	986	7,500,938
Deposits received under security repurchase agreements	72,270,113	67,398,606	--	4,871,507	--	3,646,997
Funds from acceptance and issue of securities	1,297,158	--	--	1,297,158	--	2,304,058
Interbank accounts	11,626	11,626	--	--	--	11,167
Interdepartmental accounts	2,427,887	702,646	1,725,241	--	1,739,999	--
Borrowing and onlendings	20,321,074	17,487,228	652,463	2,181,383	577,531	3,160,266
Derivative financial instruments	1,946,701	1,467,656	362,072	116,973	372,293	34,239
Other liabilities	46,808,351	39,221,563	5,296,746	2,290,042	8,681,633	3,169,532
DEFERRED INCOME	122,749	117,842	--	4,907	--	6,580
STOCKHOLDERS' EQUITY	24,262,096	24,262,096	--	--	--	--

Banco do Brasil adopts a policy of not generating foreign currency exposure that requires to cover it, and it remains within the exposure limit of 5% of the Reference Shareholders' Equity, as defined in CMN Resolution 2891/09.26.2001. The foreign exchange exposure at December 31, 2007 was R$ 1,140,842 (R$ 883,892 at December 31, 2006).

The Brazilian Central Bank authorized the use of a methodology which considers the exposure in Euro, U.S. dollar, Swiss franc, Yen, Pound sterling and Gold as one currency, incorporating the diversification effect in the calculation of the foreign exchange exposure. In order to improve foreign exchange risk management, Banco do Brasil adopted this methodology.

NOTE 24– Retirement and Pension and Health Plans - Post-Employment Benefits

24.a) Caixa de Previdência dos Funcionários do Banco do Brasil – Previ

Banco do Brasil is the sponsor of Caixa de Previdência dos Funcionários do Banco do Brasil – Previ which provides participants and their dependents with benefits which are complementary or similar to those of the Basic Government Retirement Plan. The plans offered through PREVI are of defined contribution (Previ Futuro Plan) or defined benefit (Plan 1), the latter having adopted the capitalization method for actuarial calculations. On December 31, 2007, Previ had 142,272 participants, with 36,188 active participants of

Benefit Plan 1, 42,271 active participants of Previ Futuro Plan and 63,813 retirees (136,418 participants, as follows: 79,291 active participants and 57,127 retirees on 12.31.2006).

24.a.1) The funding of the vested and unvested benefits is summarized as follows:

a) Participants employed before April 14, 1967, who were not retired and who were not eligible on that date to apply for retirement, contemplated in the contract signed on 12.24.1997 between the Bank and Previ (Plan 1): the sponsor assumes the commitment for the payment of pensions for this group; mathematical reserves ensuring benefits corresponding to such group are fully paid-up at Previ. The retirement benefit of this group is characterized as a defined contribution.

b) Participants employed between April 15, 1967 and December 23, 1997 (Plan 1): Until March/2006 active participants contribute 3% of their contribution salary plus 2% of the amount of such salary that exceeds half the amount of PREVI contribution, plus 8% of the amount of such salary that exceeds such contribution. Participants receiving benefits contributed 8% of the amount of the pension supplement. The sponsor contributed with an amount equal to the contributions of the participants. From April 2006 to December 2006 the Plan's contribution rates were reduced by 40% as a result of the use of a portion of the surplus found in Previ's balance sheet. The contributions of participants, beneficiaries (retirees and pensioners) and of the sponsor (Banco do Brasil) were suspended as of January/2007, in view of the accumulated surplus. This measure will be evaluated every twelve months, with its maintenance bound to the existence of the Special Reserve of Benefit Plan 1, resulting from a superavit of the Plan.

c) Participants employed as from December 24, 1997 (Previ Futuro Plan): active participants contribute to PREVI an amount between 7% and 17% of their contribution salary, varying based on length of service and the amount of the contribution salary. Participation percentages vary according to the length of service in the company and the level of the participation salary. There is no contribution for retired participants The sponsor contributes an amount equal to the contributions of the participants, limited to 14% of the total contribution payroll of these participants. The retirement benefit of this group is characterized as a defined contribution.

24.a.2) Effects of Benefit Plan 1, based on actuarial valuations as of December 31, 2006 and 2007 carried out by an independent actuary, and of the Previ Futuro Plan as required by CVM Resolution 371 of December 13, 2000:

a) Equity effect (reconciliation of assets and liabilities):

Specification	**12.31.2007**	**12.31.2006**
	Plan 1	**Plan 1**
1) Present value of actuarial liabilities with coverage	70,572,791	65,870,816
2) Present value of actuarial liabilities not covered	–	–
3) Present value of actuarial liabilities (1 + 2)	70,572,791	65,870,816
4) Fair value of the plan assets	(134,802,296)	(103,352,512)
5) Present value of liabilities in excess of (lower than) the fair value of the assets (3+4)	(64,229,505)	(37,481,696)
6) Actuarial (gains) or losses not recognized	(61,961,192)	(34,830,006)
7) Net actuarial liability/(asset) to be recorded (5 - 6)	(2,268,313)	(2,651,690)

The Previ Futuro Plan, being a defined contribution plan, is not required to record actuarial assets or liabilities.

b) Amounts paid to Previ:

Specification	**12.31.2007**			**12.31.2006**		
	Plan 1	**Plan Previ Futuro**	**Total**	**Plan 1**	**Plan Previ Futuro**	**Total**
Sponsor contributions	1,699	90,508	92,207	388,440	72,442	460,882

The sum of R$ 1,699 refers to adjustments to the sponsor contribution for the periods prior to January/2007.

c) Impacts on income for the year:

Specification	12.31.2007			12.31.2006		
	Plan 1	Previ Futuro Plan	Total	Plan 1	Previ Futuro Plan	Total
1) Cost of current service (with interest)	–	(176,585)	(176,585)	(270,413)	(141,305)	(411,718)
2) Interest on actuarial liabilities	–	–	–	(5,603,685)	–	(5,603,685)
3) Expected earnings on the plan assets	–	–	–	7,982,244	–	7,982,244
4) Deferment of the net earnings from assets and liabilities (2 + 3)	–	–	–	2,378,559	–	2,378,559
5) Total gross (expense)/income (1 - 2 - 3 + 4)	–	(176,585)	(176,585)	(270,413)	(141,305)	(411,718)
6) Expected contributions from participants	–	90,602	90,602	197,223	72,485	269,708
7) Previ Liabilities/Assets (expense)/income	(385,076)	–	(385,076)	1,137	–	1,137
8) Sponsor contribution exceeding cost of Benefit Plan no. 1	–	–	–	(295,828)	–	(295,828)
9) Subtotal net (expense)/income (5 + 6 + 7 + 8)	(385,076)	(85,983)	(471,059)	(367,881)	(68,820)	(436,701)
10) Previ management fee (5% of the sponsor contributions)	–	(4,525)	(4,525)	(19,422)	(3,622)	(23,044)
11) Effect of the net (expense)/income (9 + 10)	(385,076)	(90,508)	(475,584)	(387,303)	(72,442)	(459,745)

24.a.3) The principal economic assumptions adopted for the actuarial calculations were the following:

Specification	12.31.2007	31.12.2006
- Real interest rate used for discounting actuarial liabilities to present value	6.3% p.a.	6.3% p.a.
- Real expected yield on plan assets	6.3% p.a.	6.3% p.a.
- Estimated salary increases:		
- Benefit Plan 1	0.8394% p.a.	0.9520% p.a.
- Previ Futuro Plan	3.3044% p.a.	3.6053% p.a.

A new mortality table, AT-83 plena, was deployed in July/2007 without causing any effects on the Bank's net income, in view of the superavit of Previ.

24.b) Benefits of sole responsibility of the Bank

Banco do Brasil is responsible for assistance and pension benefits for employees employed before April 14, 1967, not covered by the PREVI Benefits Plan, with characteristics of a defined benefit plan, and the regime adopted for the actuarial calculations is that of capitalization, comprising 8,217 retired employees and surviving spouses at December 31, 2007 (8,456 retired employees and surviving spouses at December 31, 2006).

The main benefits are: (a) retirement pensions to founder participants and pension payments to survivors of participants deceased up to April 14, 1967; (b) payment of retirement supplements to the other participants employed by Banco do Brasil who retired up to April 14, 1967 or who, on that date, would have the right through length of service to retire and who had at least 20 years of effective service with the Bank; and (c) increase in retirement benefits and pension payments in excess of those provided by the PREVI Benefit Plans, as a result of judicial and administrative decisions due to the restructuring of job and salary plans and incentives created by the Bank.

24.b.1) The cost of these benefits is totally funded by Banco do Brasil.

24.b.2) Effects on the financial statements of Benefit Plan, based on actuarial valuations as of December 31, 2006 and 2007 carried out by an independent actuary, and of the Previ Futuro Plan as required by CVM Resolution 371 of December 13, 2000:

a) Equity effect (reconciliation of assets and liabilities):

Specification	12.31.2007	12.31.2006
1) Present value of actuarial liabilities with coverage	--	--
2) Present value of unsecured actuarial liabilities (Plans without financial assets)	1,666,065	1,633,840
3) Present value of actuarial liabilities (1 + 2)	1,666,065	1,633,840
4) Fair value of the plan assets	--	--
5) Present value of liabilities in excess of the fair value of the assets (3 + 4)	1,666,065	1,633,840
6) Actuarial (gains) or losses not recognized	166,607	163,384
7) Net actuarial liability/(asset) to be recorded (5 - 6)	1,499,458	1,470,456

b) Amounts paid to Previ:

Specification	12.31.2007	12.31.2006
Total benefits paid to Previ	293,633	298,956

c) Impacts on Income for the year:

Specification	12.31.2007	12.31.2006
1) Cost of current service	--	--
2) Expected contributions from participants	--	--
3) Interest on actuarial liabilities	(166,289)	(145,725)
4) Actuarial (gains) or losses	(156,346)	(193,854)
5) Expected earnings on assets	--	--
6) Effect of the expense recorded (1 - 2 + 3 + 4 - 5)	(322,635)	(339,579)

24.b.3) The economic assumptions adopted for the actuarial calculations are the same as those adopted for the PREVI Plan 1 (item 24.a.3).

24.c) Cassi - Caixa de Assistência dos Funcionários do Banco do Brasil

The Bank is the sponsor of a Health Plan managed by CASSI - Caixa de Assistência dos Funcionários do Banco do Brasil. The main objective is to provide coverage for expenses with the promotion, protection, recovery and rehabilitation of a member's health and of his/her inscribed beneficiaries. At December 31, 2007 this plan had 165,834 participants, with 85,531 active and 80,303 retired participants and pensioners (159,578 participants, of which 86,241 were active and 73,337 retired participants and pensioners, at December 31, 2006).

A contract was executed between the Bank and Cassi on 11.13.2007 aiming at reformulating the By-laws of Plano de Associados da Caixa de Assistência dos Funcionários do Banco do Brasil (Plan of Members of the Banco do Brasil Employee Welfare Fund).

Until December 31, 2006, the Bank contributed monthly an amount equivalent to 1,5 of the total contributions from members (active and retired) and from pension beneficiaries of employees employed before December 23, 1997. Up to December 2006, the Bank contributed with an amount equivalent to the total collected from those hired after this date. Due to the Agreement between the Bank and Cassi, as of November 2007, was deployed with retroactive effect to January 2007, a contribution of 4.5% of the payroll or retirement or pension plan benefits, for all groups. Monthly contributions from members and pension beneficiaries amount to 3% of the total payroll or the total retirement or pension plan benefits.

24.c.1) Effects of the CASSI Plan on the financial statements, based on actuarial appraisals as of December 31, 2006 and 2007 carried out by an independent actuary, and of Previ Futuro Plan, as required by CVM Resolution 371/12.13.2000:

a) Equity effect (reconciliation of assets and liabilities):

Specification	12.31.2007	12.31.2006
1) Present value of actuarial liabilities with coverage	--	--
2) Present value of unsecured actuarial liabilities (Plans without financial assets)	4,547,868	3,562,867
3) Present value of actuarial liabilities (1 + 2)	4,547,868	3,562,867
4) Fair value of the plan assets	--	--
5) Present value of liabilities in excess of the fair value of the assets (3 + 4)	4,547,868	3,562,867
6) Actuarial (gains) or losses not recognized	1,871,899	1,548,620
7) Unrecognized past service cost- Indirect Dependents	32,484	--
8) (Unrecognized past service cost - Alteration of Plan	92,326	--
9) Net actuarial liability/(asset) recorded (5 – 6 – 7 - 8)	2,551,159	2,014,247

b) Amounts paid to Cassi:

Specification	12.31.2007	12.31.2006
Sponsor contributions	647,427	402,169

The R$ 647,427 comprise Employer Contributions of Active Employees, Retirees and Pensioners, and Extraordinary Contribution/Onlending referring to the Indirect Dependents, resulting from the BB x Cassi Agreement, as follows: Active Employees: R$ 201,252, Retirees and Pensioners: R$ 286,946, Extraordinary Contribution: R$ 150,000, Onlending: R$ 9,229;

The R$ 402,169 comprise Employer Contributions of Active Employees: R$ 152,617 and Retirees and Pensioners: R$ 249,552.

c) Impacts on income for the year:

Specification	12.31.2007	12.31.2006
1) Cost of current service (with interest)	(40,667)	(37,085)
2) Expected contributions from participants	--	--
3) Interest on actuarial liabilities	(379,221)	(311,341)
4) Actuarial (gains) or losses	(77,424)	(68,526)
5) Expense with active employees	(201,252)	(152,617)
6) Expected earnings on assets	--	--
7) Effect of the expense recorded (1 - 2 + 3 - 4 – 5 - 6)	(698,564)	(569,569)

d) Impacts on the Income resulting from the BB x Cassi Agreement in the year 2007:

Specification	12.31.2007
1) Increase of contributions (from 3.0% to 4.5%) made by employees installed as from December 23, 1997	(15,724)
2) Contribution 13th Salary - Active Employees	(11,667)
3) Contribution 13th Salary - Active Employees	(228,000)
4) Indirect Dependents - Active Employees	(7,442)
5) Indirect Dependents - Retirees	(77,000)
6) Extraordinary Contribution	(150,000)
7) Interest on actuarial charges + Amortization of actuarial losses + Cost current service	(23,333)
8) Effect of the expense recorded (1 + 2 + 3 + 4 + 5 + 6 + 7)	(513,166)

24.c.2) The economic assumptions adopted for the actuarial calculations were the same as those applied to the Previ Plan (item 24.a.3).

24.d) Policy for the recognition of actuarial gains and losses

In accordance with CVM Deliberation 371, the actuarial gains or losses to be recognized as income or expense in a defined benefit plan are the amount of unrecognized gains and losses that exceed, in each period, the higher of the following limits:

- 10% of the present value of the total actuarial liability of the defined benefit; and
- 10% of the fair value of plan assets.

24.d.1) Benefits of Sole Responsibility of the Bank: Actuarial losses relating to these benefits are being recorded in the same year the actuarial calculation is made because the persons involved are all former employees, and thus there is no remaining length of service to amortize.

24.d.2) Cassi Actuarial Liability: the actuarial losses relating to this liability are recognized over the average remaining work period estimated for the employees participating in the plan (15.9 years as of 12.31.2007).

24.e) Summary of Assets/Liabilities of Previ and Cassi

12.31.2007						
Specification	Actuarial liability/ (asset) on 01.01.2007	(Expense) income recorded in the income statement considering actuarial adjustments	Transfer between unamortized reserves and advanced amortization	Amortization/ Use of the Actuarial Assets and Parity Fund Assets	Sponsor contributions made in the year	Actuarial liability/ (asset) on 12.31.2007
	A	B	C	D	E	F = (A - B + C + D + E)
Actuarial asset CVM No. 371	(2,651,690)	--	--	383,377	--	(2,268,313)
Actuarial asset/liability in respect of the 1997 contract	--	--	--	--	--	--
- Advanced amortization (1997 Agreement)	(9,960,041)	1,164,900	(788,008)	--	--	(11,912,949)
- Unamortized reserves (1997 contract)	9,960,041	(1,164,900)	788,008	--	--	11,912,949
Parity Fund Asset	(2,198,206)	244,027	--	1,699	--	(2,440,534)
Actuarial liability in respect of the Informal Plan (sole responsibility of the Bank)	1,470,456	(322,635)	--	--	(293,633)	1,499,458
CASSI actuarial liability	2,014,247	(833,087)	--	--	(296,175)	2,551,159
Liabilities Cassi-Agreement	--	(117,391)	--	--	(117,391)	--

12.31.2006							
Specification	Net actuarial liability/(asset) on January 1, 2006	Contributions parity agreement	(Expense) income recorded in the income statement considering actuarial adjustments	Transfer between unamortized reserves and advanced amortization	Amortization/Use of the Actuarial Assets and Parity Fund Assets	Sponsor contributions made in the year	Net actuarial liability/(asset) on December 31, 2006
	A	B	C	D	E	F	H= (A-B-C+D+E+F)
Actuarial asset CVM No. 371	(3,187,948)	--	--	--	536,258	--	(2,651,690)
Actuarial asset/liability in respect of the 1997 contract	(681,185)	--	1	--	681,186	--	--
- Advanced amortization (1997 Agreement)	(9,996,980)	--	857,667	1,014,542	(119,936)	--	(9,960,041)
- Unamortized reserves (1997 contract)	10,116,917	--	(857,666)	(1,014,542)	--	--	9,960,041
- Unrecognized actuarial losses (1997 contract)	(801,122)	--	--	--	801,122	--	--
Parity Fund Asset	--	2,328,403	112,407	--	242,604	--	(2,198,206)
Actuarial liability in respect of the Informal Plan (sole responsibility of the Bank)	1,429,833	--	(339,579)	--	--	(298,956)	1,470,456
CASSI actuarial liability	1,846,847	--	(416,952)	--	--	(249,552)	2,014,247

NOTE 25 – Compensation Paid to Employees and Management

	Year/2007	Year/2006
Lowest salary		
Standard amount	908.10	856.50
Semiannual bonus	227.02	214.13
Fixed amount – Trade Union Agreement 2004	35.10	33.00
Total	1,170.22	1,103.63
Highest salary		
Standard amount	1,305.30	1,184.70
Amount per individual/supplement for length of service - I	674.54	410.54
Amount per individual - standard amount	2,035.49	1,255.67
Variable temporary supplement – commissioned position	10.883,10	11,438.69
Additional per function	4,035.60	2,850.00
Additional for temporary work updated	861.00	1,769.10
Semiannual bonus	2,227.97	1,867.50
Total	22,023.00	20,776.20
Average salary	3,590.15	3,321.04
Management		
President	28,700.40	27,075.60
Vice-President	25,859.10	24,395.10
Director	22,023.00	20,776.20

NOTE 26 – Assignment of Employees to External Organizations

Federal government assignments are regulated by article 93 of Law 8112/12.11.1990 (amended by Law 9257/12.11.97), by Decree 925/09.10.1993, and by PGFN/CJN Note 088/96 issued by the General Counsel of the Federal Treasury.

Labor unions: assignments occur in cases prescribed in the Collective Labor Agreement or by commitments assumed as a result of salary negotiations:

Other organizations/entities: assignments occur as a result of agreements of strategic business interest of the Bank.

	Year/2007		Year/2006	
	Employees assigned	Cost for the period	Employees assigned	Cost for the period
With costs for the Bank				
Federal Government	13	3,004	14	2,582
Labor unions	127	11,375	132	10,788
Other organizations/entities:	3	1,081	3	1,019
Without cost to the Bank				
Federal, state and municipal governments	289	–	337	–
External organizations (Cassi, FBB, Previ)	683	–	698	–
Employee entities	37	–	36	–
Subsidiary and associated companies	329	–	326	–
Total	1,481	15,460	1,546	14,389

NOTE 27 – Commitments, Responsibilities and Contingencies

27.a) Contingent liabilities

Banco do Brasil is a party in various lawsuits, which arise originate from the normal course of its business. For the formation of provision for contingent liabilities, the bank adopts the criterion of classification of contingencies as remote, possible and probable, in conformity with CVM Resolution 489, of 10.03.2005. The possibility of occurrence of loss is performed with a basis on a legal appraisal that considers the progress of the suit, the jurisprudential status/development and other factors that imply alteration of the legal risk. Provision is formed in the amount of the contingencies classified as probable, and not including formation of provision for contingencies classified as possible and remote.

We present below a brief description of the most relevant situations in which Banco do Brasil is involved, according to the legal nature.

Labor Lawsuits

The Bank is a party in labor lawsuits mainly filed by former employees or trade unions of the category. Allowance for probable losses R$ 2,455,538 (R$ 2,360,483 on 12.31. 2006) recognized in the consolidated financial statements, represents various claimed requests, such as: severance pay, overtime, Supplement per Function and Representation, Supplement per Individual Bacen 40% (matching the employees of Bacen) and others. Labor claims classified as possible amount to R$ 412,848 (R$ 263,716, on 12.31.2006).

Fiscal Lawsuits

The Bank is subject to challenges by the tax authorities in relation to taxes. These challenges could produce tax assessment notices with the subject matter of jurisdiction/accrual or the sum of taxable income or deductible expense. Most of the lawsuits originating from tax assessment notices refer mainly to ISSQN, CPMF, CSLL, IRPJ and IOF, and as a guarantee of some of them, there are attachments in cash or in properties. Issues of fiscal litigations considered probable amount to R$ 132,076 (R$ 82,517 on 9.31.2006) and possible to R$ 2,059,757 (R$ 245,278 on 12.31.2006).

Civil Lawsuits

The amount involved in these suits with real probability of loss is R$ 1,249,754 (R$ 888,751 on 12.31.2006), while those considered a possible loss correspond to R$ 1,859,740 (R$ 1,293,209 on 12.31.2006).

As of 2007, the lawsuits that stand out are those classified as probable losses, aimed at the collection of difference between the inflation that occurred and the rate utilized for correction of financial investments during the period of the Economic Plans ("Collor" Plan, "Bresser" Plan and "Verão" Plan).

The activities in provision for contingent liabilities were as follows:

	BB-Domestic and Foreign Branches			BB-Consolidado		
	2nd sem/2007	Year/2007	Year/2006	2nd sem/2007	Year/2007	Year/2006
Labor claims						
Opening balance	2,369,183	2,360,483	2,129,075	2,369,183	2,360,483	2,129,075
Provision/(reversal)	604,064	627,805	602,753	604,064	627,805	602,753
Provision used	(517,709)	(532,750)	(371,345)	(517,709)	(532,750)	(371,345)
Closing balance	2,455,538	2,455,538	2,360,483	2,455,538	2,455,538	2,360,483
Tax claims						
Opening balance	77,151	35,243	28,523	117,899	82,517	70,448
Provision/(reversal)	23,558	65,466	6,948	26,247	61,630	12,297
Provision used	(12,071)	(12,071)	(228)	(12,070)	(12,071)	(228)
Closing balance	88,638	88,638	35,243	132,076	132,076	82,517
Legal Claims						
Opening balance	1,012,318	888,589	844,079	1,016,876	892,056	871,838
Provision/(reversal)	265,412	389,141	190,686	265,915	390,735	166,394
Provision used	(33,037)	(33,037)	(149,481)	(33,037)	(33,037)	(149,481)
Closing balance	1,244,693	1,244,693	885,284	1,249,754	1,249,754	888,751

27.b) Contingent tax assets

The Bank has filed lawsuits for reimbursement of taxes paid in error that will only be recognized in the financial statements if the Bank obtains a favorable outcome, in conformity with item 25 of Deliberation CVM n.º 489, of 10.03.2005. We emphasize the main lawsuits not yet recorded:

-Unconstitutionality of Income Tax on Net Income paid in 1989 and in the 1st six months of 1992, in the amount of R$ 12,210; and

-Tax on Financial Transactions (IOF) - Law 8033/90 (Price-level restatement), in the amount of R$ 189,916;

27. c) Legal Obligations

The Bank has provision in the amount of R$9,666,786 relating to the proceeding of full carryfoward of the accumulated tax loss of Income Tax and of the negative bases of Social Contribution Tax, the enforceability of which has been suspended by the respective judicial deposits made since the beginning of the suit (Note 18.d).

27.d) Other Commitments

The Bank is the sponsor of Fundação Banco do Brasil whose purpose is the promotion, support, advancement and sponsorship of educational, cultural, social, philanthropic, and recreational/sporting activities, as well as the promotion of research activities of a technological and scientific nature, and rural and urban community assistance services. During the year, 2007, the Bank contributed with R$ 43,500 to the Fundação Banco do Brasil.

Guarantees to third parties, for a fee and with counter-guarantees from the beneficiaries - guarantees, sureties and bonds - amounted to R$ 4,140,809 at 12.31.2007 (R$ 2,615,438 at 12.31.2006). A provision of R$ 21,667, recorded in Other Liabilities, is considered sufficient to cover any potential loss arising on these guarantees.

Available credit lines for loan and lease operations amount to R$35,419,002 at 12.31.2007 (R$ 27,800,208 at 12.31.2006).

The confirmed import and export letters of credit total R$ 549,909 at 12.31.2007 (R$ 456,200 at 12. 31. 2006).

The Bank is the operator of the Fund for Sectorial Investments (FISET), with net assets, at 12.31.2007, of R$ 2,225 (R$ 2,260 at 12.31.2006), and is the manager of the Public Service Employee Savings Program (Pasep), with net assets of R$ 1,523,503 at 12.31.2007 (R$ 1,496,200 at 12.31.2006). The Bank guarantees the latter a minimum remuneration equivalent to the Long-Term Interest Rate (TJLP).

Despite the reduced level of risk to which its assets are subject, the Bank contracts insurance cover for its assets in amounts considered sufficient to cover any losses.

NOTE 28 – Financial Instruments

The market value of a financial instrument, according to Instruction CVM no. 235 dated of 03.23.1995, is the value for which the instrument could be exchanged in an ordinary operation in an active market among interested parties, and not corresponding to a compulsory transaction or derived from a liquidation proceeding.

Determination of the Market Value

The Bank has computerized systems that process the positions subject to determination of the market value. If there is an active market, the financial instrument will have its market value determined with a basis on the prices practiced. In the absence of an active market, which is the case of most financial assets and liabilities, the market value is estimated by the quotation of similar financial instruments, or by the net current value of future cash flows adjusted based on the interest rate effective in the market on the balance sheet date.

The internal models utilized for calculation of the future cash flows consist of the construction of a mathematical algorithm that permits a description of the flow for each financial intermediation product. Backtesting is carried out periodically to *verify* the adherence of these methodologies.

Market and Liquidity Risk

Fluctuations in interest rates, price of security, price of good, exchange rate of the different currencies, indexes and settlement periods are considered in the determination of the market value of financial instruments. The methodology utilized also considers the liquidity potential of the instrument evaluated in comparison with the market liquidity.

Credit Risk

The improvement or deterioration of the credit risk of borrowers is considered in the market value appraisal. For this purpose, the uncertainty regarding the receipt of amounts agreed on with the counterparts is estimated in the determination of the market value of financial instruments by the amount of provisions formed, pursuant to the criteria of Resolution 2,682, of 12.21.1999.

The table below presents financial instruments recorded in equity accounts, compared to market value:

BB-Consolidated

	12.31.2007		12.31.2006		Unrealized gain/loss, net of tax effects			
					On Income		On Stockholders´ Equity	
	Book Value	Market Value	Book Value	Market Value	12.31.2007	12.31.2006	12.31.2007	12.31.2006
ASSETS								
Short-term interbank investments	51,123,906	51,115,043	29,087,700	29,243,009	(8,863)	155,309	(8,863)	155,309
Securities	74,051,081	74,073,098	72,543,847	72,476,112	464,678	436,367	22,017	(67,736)
Adjustment of securities available for sale (Note 5.a)	--	--	--	--	442,661	504,102	--	--
Adjustment of securities held to maturity (Note 5.a)	--	--	--	--	22,017	(67,736)	22,017	(67,736)
Derivative financial instruments	1,149,521	1,149,521	563,983	563,983	--	--	--	--
Loan operations	143,453,470	144,222,380	113,857,668	114,083,967	768,911	226,299	768,911	226,299
LIABILITIES								
Interbank deposits	5,144,490	5,172,619	4,878,116	4,877,975	(28,129)	142	(28,129)	142
Time deposits	67,082,581	67,132,997	58,177,678	58,121,441	(50,416)	56,237	(50,416)	56,237
Obligations related to Committed Operations	72,270,114	71,900,968	49,283,391	49,283,149	369,146	242	369,146	242
Borrowing and onlendings	20,321,073	20,316,633	18,072,441	18,069,139	4,440	3,301	4,440	3,301
Derivative financial instruments	1,946,702	1,946,702	3,511,405	3,511,405	--	--	--	--
Other liabilities	47,276,001	46,882,102	39,894,541	39,610,628	393,899	283,913	393,899	283,913
Unrealized gain/loss, net of tax effects					1,913,664	1,161,809	1,471,003	657,707

Criteria utilized for market value determination of financial instruments are detailed below :

Assets Financial Instrument

Short-term interbank investments

The market value was obtained by future cash flows discount, adopting interest rates exercised by the market in similar operations in the balance sheet date.

Securities and derivative financial instruments

Securities and derivative financial instruments are accounted for by the market value, as provided for in BACEN Circular no. 3.068 of 11/08/2001, excluding from such criterion, securities held to maturity. Determination of securities' market value, including those held to maturity, is obtained according to rates collected at the market.

Loan operations

Operations remunerated at pre-fixed rates have been estimated through future cash flow discount, adopting for such, interest rates utilized by the Bank for contracting of similar operations in the balance sheet date. For operations of such group remunerated at post-fixed rates, it was considered as market value the book value itself due to equivalence among them.

Liabilities Financial Instrument

Interbank deposits

The market value has been calculated through discount of the difference between future cash flows and rates currently applicable in the pre-fixed operations market. In case of post-fixed operations which maturities did not exceed 30 days, the book value was deemed to be approximately equivalent to the market value.

Time deposits

The same criteria adopted for interbank deposits are utilized in the determination of the market value.

Deposits received under security repurchase agreements

For operations at pre-fixed rates, the market value was determined calculating the discount of the estimated cash flows adopting a discount rate equivalent to the rates applicable in contracting of similar operations in the last market day. For post-fixed operations, book values have been deemed approximately equivalent to market value.

Borrowing and onlendings

Said operations are exclusive to the Bank, without similarity in the market. In face of their specific characteristics, exclusive rates for each fund entered, inexistence of an active market and similar instrument, the market values of such operations are equivalent to the book value.

Other liabilities

Market values have been determined by means of the discounted cash flow, which takes into account interest rates offered in the market for obligations which maturities, risks and terms are similar.

Other financial instruments

Included or not in the balance sheet, and not highlighted in the above table, book values are approximately equivalent to their correspondent market value.

Derivatives

According to Bacen Circular 3,082, of 1.30.2002, derivatives are recorded at market value. Determination of derivatives' market value is estimated in accordance with an internal pricing model, with the use of the rates disclosed for transactions with similar terms and indices on the fiscal years' last business day.

NOTE 29 – Other Information

29.a) New Market

At 5.31.2006, Banco do Brasil signed a contract with the São Paulo Stock Exchange for adhesion to the New Market segment of Bovespa, which assembles a group of companies with the best corporate governance practices in Brazil.

Moreover, Banco do Brasil, the Controlling Shareholder, the Officers, and the members of the Audit Committee undertake to resolve all and any dispute or controversy related with the New Market Listing Regulation by means of the Arbitration Chamber of the Bovespa Market, in conformity with a commitment clause contained in the By-laws of Banco do Brasil.

29.b) Distribution of Dividends and/or Interest on Own Capital

During a meeting held on 3.19.2007, the Board of Directors approved the setting, for the year 2007, of the payout rate equivalent to the minimum percentage of 40% of net income, fulfilling the policy for payment of dividends and/or interest on own capital on a quarterly basis, pursuant to art. 43 of the Bank's By-Laws.

29.c) Split of BB Shares

On April 25, 2007, a General Meeting of Shareholders of the Bank decided to split the shares (BBAS3) representing the capital stock of this company, in the proportion of 1:3, i.e. two new shares for each existing share. Said split was performed on the stock exchange on June 4, 2007. There was no split of the series C subscription bonuses (BBAS13). The valid proportion was altered in the case of potential exercising of this security for 3.131799 common shares for each subscription bonus.

29.d) Public Offering of Shares

The Public Secondary Offering of Common Shares issued by Banco do Brasil was settled on December 19, 2007. According to procedures provided for in CVM Instruction 400, of December 29, 2003, as amended, the Offering was conducted in an unorganized over-the-counter market, in Brazil, under the joint coordination of BB Banco de Investimento S.A., Banco UBS Pactual S.A. and Deutsche Bank S.A.

The Offering initially comprised of 104,660,869 ordinary, registered, represented in dematerialized form with no par value, issued by Banco do Brasil S.A, of which 89,617,391 shares were held by BNDES Participações S.A. – BNDESPAR, already included the 17,443,478 additional shares and the 15,043,478 shares held by Caixa de Previdência dos Funcionários do Banco do Brasil –Previ, at the price of R$ 29.25 per share. Furthermore, on January 19, 2008, UBS Pactual fully exercised an overallotment option of 13,082,608 ordinary shares, of which 10,826,086 supplementary shares were held by BNDESPAR and 2,256,522 were held by Previ. Taking into account the shares and the supplementary shares, the total number of distributed shares was 117,743,477 and the total value of the Offering was R$3,443,996,702.25.

Final information related to the Public Secondary Offering of Common shares issued by Banco do Brasil:

Investors	No. of investors	Shares
Personal	115.013	41.731.849
Corporate (*)	2.544	23.302.067
Foreigners	272	51.267.602
Linked to BB or involved in the issuance process	4.014	1.264.722
Others	180	177.237
Total da oferta	**122.023**	**117.743.477**

(*) Includes: investment groups, investment funds, pension plans funds, financial institutions and others.

29.e) Study of Merger of Besc

On April 19, 2007, after discussions held with the Treasury Department of the State Government of Santa Catarina, the National Treasury Secretariat informed a decision relating to the development of studies geared toward the merger of Banco do Estado de Santa Catarina S.A (BESC) and of Besc S.A - Crédito Imobiliário (BESCRI) by Banco do Brasil S.A.

On 10.5.2007, the Bank communicated the signing by the National Treasury Secretariat, State Government of Santa Catarina and Banco do Brasil S.A., of a Rider to the Contract of the Program for Incentive of Reduction of the State Public Sector in the Banking Activity - PROES, relating to Banco do Estado de Santa Catarina S.A. - Besc e Besc S.A. Crédito Imobiliário - Bescri. The measure forwards the removal of Besc and of Bescri from the National Privatization Program - PND and its effectiveness is contingent upon the issuance of a specific Resolution of the Federal Senate as well as a Presidential Decree, which will permit the start of the merger process of Conglomerado Besc by Banco do Brasil S.A. The deadline established to finalize the merger process will be 12 months as of the date the last appraising company is contracted.

29.f) Studies for acquisition of BRB

On September 04, 2007, the Government of Distrito Federal expressed itself in favor of the start of studies relating to the acquisition of the controlling interest of Banco de Brasília S.A - BRB by Banco do Brasil S.A, in compliance with the applicable legal norms and other conditions inherent to transactions of this nature.

29.g) Studies for merger of BEP

On September 06, 2007, after discussions held with the Treasury Department of the State of Piauí, the National Treasury decided to develop studies geared toward the merger of Banco do Estado do Piauí (BEP) by Banco do Brasil S.A.

29 h) Prepayment of "C" Bonds.

The Stockholders' Meeting of 10.23.2007 approved a proposal forwarded by the Board of Directors for bringing the exercise of "C" Bonuses forward, allowing the holders of these Bonuses, at their sole discretion, to exercise their right in the period between November 1 and 30, 2007, observing the conditions approved at the Extraordinary General Meeting of 6.17.1996. Said proposal did not abolish the exercise right in the period originally foreseen, from 03.31.2011 to 06.30.2011, for the remaining "C" Bonuses.

On December 6, 2007, Banco do Brasil disclosed the result of the "C" Bonus subscription for the year: "C" Bonds exercised (BBAS13): 21,148,315; Underwriting Receipt (BBAS11): 66,232,261; "C" Bonds not exercised: 5,880,431. The Stockholders' Meeting held on January 24, 2008 approved the capital increase for conversion of Subscription Receipts (BBAS11) into shares, to be submitted for the Central Bank of Brazil's approval.

29.i) Equity Interest

As prescribed in paragraphs IV, V, VI and VII of Article 40 of the Bank's by-laws, the shareholding positions are as follows:

Paragraph IV: Shareholdings at March 31, 2007 of all those who hold, directly or indirectly, more than 5% of capital:

Stockholders	**Total shares**	**% Total**
Federal Treasury	1,660,334,789	67.1%
Banco do Brasil Employees Retirement Fund (PREVI)	265,946,012	10.7%
BNDES Participações S.A. – BNDESPar *	64,368,679	2.6%
Other shareholders **	485,299,789	19.6%
Total	2,475,949,269	100.0%

(*) Linked to the controller.
(**) Does not include the underwriting receipts from the exercise of "C" Bonds in November 2007. Following ratification by the Central Bank, BB's capital will be increased by 66,232,261 new shares, and the *free float* will rise to 21.7%.

Paragraph V: number and characteristics of the securities issued by the Bank and directly or indirectly held by the controlling stockholder, management and members of the Fiscal Council; and

Paragraph VI: changes in ownership of the parties referred to in the previous paragraph of these securities during the preceding twelve months:

Controlling Group	**12.31.2007***	**12.31.2006**
Federal Treasury	1,660,334,789	566,778,036
Previ	265,946,012	94,415,335
BNDESPar	64,368,679	41,604,052
Total	990,649,480	702,797,423

(*) Approval of the *split* of shares in the proportion of 1 to 3 (200%) by the Extraordinary General Meeting of 04.25.2007.

	Common Shares		C Bonds	
	12.31.2007*	12.31.2006	12.31.2007*	12.31.2006
Board of Directors	23	5	–	–
Executive Board of Directors**	7,045	2,103	12	12
Board	12,976	3,275	22	39
Fiscal Council	–	–	–	–
Audit Committee	1,183	459	–	–
Internal Audit	57	19	9	9

(*) Approval of the *split* of shares in the proportion of 1 to 3 (200%) by the Extraordinary General Meeting of 04.25.2007.
(**) Excepting the shares of the President, in which is being contemplated in the Board of Directors.

Paragraph VII - number of shares in the market and percentage in relation to the total issued:

BB shares	Number	%
In the market on 12.31.2007*	485,279,745	19.60%
Total issued	2,475,949,269	100.00%

(*) Pursuant to the regulation of the New Market of Bovespa.

29 j) Changes in the Corporate Law

Law no. 11,638 published in the Federal Official Gazette dated December 28, 2007 changed, revoked, and introduced a number of provisions in the Corporate Law (law 6404/76), to become effective as of January 1, 2008. This new law made material changes to the rules for recognizing and measuring equity items, as well as to the presentation of financial statements.

Several of these changes are already voluntarily adopted by the Bank and its controlled companies, such as for example the submission of Cash Flow Statements and of Value-Added Statements In addition, by order of the Central Bank, we have already performed the ratings and mark-to-market procedures on our financial instruments.

We list below the changes which in our opinion will bring changes to the criteria for calculating our equity and financial position, and to the presentation of our financial statements as of the December 31, 2008 fiscal year-end.

- The items in assets and liabilities arising from long-term transactions and short-term transactions with relevant effects will be adjusted to their present value;

- The recoverable value of assets and rights in fixed assets, intangibles, and deferred items should be assessed regularly in order to record potential losses or to review depreciation, amortization, and depletion criteria and rates;

- In Acquisition, Merger, and Spin-off transactions between independent parties, and with the actual transfer of control, the assets and liabilities of the acquired, merged, or spun-off entity will be stated at its fair market value;

- The assets arising from transactions which transfer to the company benefits, risks, and the control thereof, will also be stated in fixed assets. It is our understanding that the assets acquired through financial leasing agreements are covered by this definition;

- An intangible sub-group was created in fixed assets to record those intangible assets intended for the company's maintenance or employed with this purpose, including acquired goodwill;

- The "revaluation reserve" in shareholders' equity was eliminated, and an account named "adjustments to shareholders' equity valuation" was created, which will record the counterparts to the increases or decreases of the sum attributed to items in assets and liabilities, as a result of their assessment at fair market prices, while they are not included in the year's profit figures in compliance with the accrual system;

- Fiscal incentives will no longer be stated as capital reserves. Such incentives will be recognized in the fiscal year's profit figures, and pursuant to a proposal by management bodies the Shareholders' Meeting may allocate the portion of profits in connection with these incentives to the creation of a Fiscal Incentives Reserve, created as a part of profit reserves, and which may be left out of the calculation base for the mandatory dividends.

We are studying the changes made by Law 11,638/2007, in order to assess its effects. An initial assessment led us to estimate that such changes will not give rise to material effects on our December 31, 2008 financial statements.

It is our understanding that the application of several legal provisions will depend on their regulation by the regulatory bodies, specifically the Central Bank and the Securities Commission, and at this time it is not possible to determine the effects on the Bank's profit figures and stockholders' equity for fiscal year-end December 31, 2007.

29.i) On November 27, 2007 the Federal Official Gazette published the Central Bank's approval for the creation of three companies in the city of White Plains, in the state of New York, USA, as the Bank's indirect wholly-owned subsidiaries (with an interest held by Banco do Brasil's branch in Vienna, Austria) named BB USA Holding Company, Inc., BB Money Transfers, Inc., and Banco do Brasil Federal Savings Banks, and the creation of a shared service unit named BB USA Servicing Center, in the city of Orlando, in the state of Florida, USA. Up to December 31, 2007 the applications for the licenses from the Austrian and US authorities had not been concluded yet.

ADDITIONAL INFORMATION TO THE FINANCIAL STATEMENTS

Statement of Added Value

	BB- Domestic and Foreign branches						BB-Consolidated					
	2nd semester/2007		Year/2007		Year/2006		2nd semester/2007		Year/2007		Year/2006	
	BALANCE	%	BALANCE	%	BALANCE	%	BALANCE	%	BALANCE	%	BALANCE	%
Added value calculation												
Net income from financial intermediation	7,772,149		14,987,008		10,630,720		7,862,597		15,154,739		10,808,310	
Banking service fees	4,620,033		9,028,267		8,177,038		5,088,491		9,901,622		8,887,274	
Other Operating Income (Expenses)	(3,429,543)		(6,020,375)		(3,416,843)		(3,451,537)		(5,981,792)		(3,392,470)	
Non-operating income, net	228,190		266,132		114,166		238,601		280,968		120,041	
Added value	9,190,829		18,261,032		15,505,081		9,738,152		19,355,537		16,423,155	
Equity in the earnings (loss) of subsidiary and associated companies	482,192		791,373		819,971		162,109		153,501		287,981	
Gross added value	9,673,021		19,052,405		16,325,052		9,900,261		19,509,038		16,711,136	
Depreciation and amortization	(367,143)		(728,582)		(697,295)		(367,792)		(729,865)		(698,634)	
Added Value to be Distributed	9,305,878	100.00	18,323,823	100.00	15,627,757	100.00	9,532,469	100.00	18,779,173	100.00	16,012,502	100.00
Distribution of added value												
Employees	4,493,076	48.28	8,689,938	47.42	7,649,443	48.95	4,527,762	47.50	8,759,401	46.64	7,722,250	48.23
Salaries and fees	2,751,977		5,813,973		4,897,514		2,777,665		5,865,638		4,951,306	
Benefits, social charges and training	1,410,992		2,229,609		1,978,831		1,418,300		2,244,542		1,994,117	
Employee profit sharing	330,107		646,356		773,098		331,797		649,221		776,827	
Governments	2,231,851	23.98	4,575,766	24.97	1,934,537	12.38	2,423,756	25.43	4,961,653	26.42	2,246,475	14.03
Brazil	2,207,911	23.73	4,537,381	24.76	1,889,897	12.09	2,399,218	25.17	4,922,476	26.21	2,200,417	13.74
Social security contributions (INSS) on salaries	591,855		1,042,317		916,967		596,293		1,050,897		925,333	
Tax expenses (except income tax and social contribution on net income)	1,000,282		1,967,283		1,742,071		1,046,692		2,057,538		1,817,415	
Income tax/social contribution	615,774		1,527,781		(769,141)		756,233		1,814,041		(542,331)	
Abroad	23,940	0.26	38,385	0.21	44,640	0.29	24,538	0.26	39,177	0.21	46,058	0.29
Tax expenses (except income tax and social contribution on net income)	3,195		5,657		7,204		3,512		6,183		7,875	
Income tax/social contribution	20,745		32,728		37,436		21,026		32,994		38,183	
Stockholders	2,580,951	27.74	5,058,119	27.60	6,043,777	38.67	2,580,951	27.08	5,058,119	26.93	6,043,777	37.74
Dividends / Interest on Own Capital of the Union	692,727		1,357,599		1,660,829		692,727		1,357,599		1,660,829	
Dividends / Interest on Own Capital of Other Stockholders	339,653		665,648		756,681		339,653		665,649		756,681	
Retained earnings	1,548,571		3,034,872		3,626,267		1,548,571		3,034,871		3,626,267	
Added value distributed	9,305,878	100.00	18,323,823	100.00	15,627,757	100.00	9,532,469	100.00	18,779,173	100.00	16,012,502	100.00

ADDITIONAL INFORMATION TO THE FINANCIAL STATEMENTS

Statement of Cash Flow

	BB- Domestic and Foreign branches			BB-Consolidated		
	2nd Semester 2007	Year 2007	Year 2006	2nd sem/2007 2007	Year 2007	Year 2006
CASH FLOWS FORM OPERATING ACTIVITIES						
Net Income	2.580.951	5.058.119	6 043.777	2.580.951	5.058.119	6.043.777
Depreciation and amortization	367.144	728.582	697.295	367.792	729.865	698.634
Depreciation of leased assets	15.157	30.543	24.618	230.973	436 312	323.424
Equity in the earnings (loss) of subsidiary and associated companies.	(482.192)	(791.373)	(819.971)	(162.110)	(153 501)	(287.981)
(Profit)/ loss on the sale of assets	(24.078)	(22.478)	(56 423)	(24 261)	(22.668)	(56 546)
(Profit)/loss on the disposal of investements	(169.619)	(169.619)	-	(170.147)	(170.147)	-
(Profit)/loss on the disposal of property and equipment in use	(30.500)	(52.908)	-	(30 501)	(52.908)	-
Excess depreciation	-	-	-	(31.197)	(69.192)	(69.317)
Changes in the currency exchange rate	(144 572)	(452.371)	(147.421)	(195.801)	(574.812)	(262.524)
Provision/(reversal) for devatuation of other assets	4.923	(2.456)	(7.113)	4.925	2.486	(7.652)
Other adjustments	(152.557)	(110 010)	(26 557)	(130.679)	(79 497)	(969)
Short-term interbank investments	(1.623 490)	(24.660.748)	(1.217.726)	490 076	(22.036.208)	(91.777)
Securities and derivative financial instruments	(2.780.034)	(1.487.848)	(6 202.406)	(3.130.040)	(2.273 456)	(6 637.714)
Interbank and interdepartmental accounts	(3.387.057)	(6.416.175)	(3 177.286)	(3 417.945)	(6 440.316)	(3 181.038)
Loan operations	(13.462.505)	(25.423.343)	(27.213.321)	(13.315.104)	(24.958 157)	(27.916.038)
Lease operations	(601)	3.020	(12.978)	(9.462)	(20.537)	8.334
Other receivables	(4.072.538)	(4.746.719)	(5 455.221)	(4.160.512)	(4.760.069)	(5.374 335)
Other assets	(1.797.260)	(1.925.652)	(404.766)	(1.764.853)	(1.931.618)	(418.744)
Other liabilities	451.791	6.034 559	(4.327.453)	663.103	5.181.765	(3.023.387)
Changes in deferred income	22.792	(5 867)	4.054	22.527	(6.132)	4 054
Capital increase of subsidiaries	-	-	-	-	-	(25 765)
Revaluation reserve recognized by the equity method of accounting...	481	274	2.536	481	274	2.536
Capital increase	500.952	500.952	1.116	500 952	500 952	1.116
Capital transfer between overseas branches	-	-	769.160	-	-	-
Donations and investment subsidies	-	-	-	4 899	4.899	-
Adjustment to market value - securities & derivative financial instrumen	93.384	154 332	252.311	93.384	154.332	252.311
CASH PROVIDED/(USED IN) OPERATIONS	**(24.089.428)**	**(53.757.186)**	**(41.273.775)**	**(21.602.549)**	**(51.481.212)**	**(40.019.601)**
CASH FLOWS FROM FINANCING ACTIVITIES						
Deposits	23.966.023	30.264.157	19.266.847	23.737.469	29 441.529	21.182.699
Repurchase agreements	(2.405.827)	22.859 418	18.711.200	(2.448.751)	22.986.723	18.775.131
Funds from acceptance and issue securities	172.243	(244.473)	(15 139)	(189 699)	725.146	(861.593)
Borrowing and onlendings	2.792.994	3.380.736	1.211.762	1.722.467	2.248 632	(156.303)
Derivative financial instruments	(107.083)	(1.564 506)	2.940 281	(105 428)	(1.564.704)	2.940.585
Dividends and bonuses proposed	(346.228)	(685.196)	(1.043 096)	(346.228)	(685.196)	(1.043.096)
Repatriation of resources	(752.813)	(752.813)	(19.998)	(752.813)	(752.813)	(19 998)
Interest on own capital proposed	(686.152)	(1.338 051)	(1.374.414)	(686.152)	(1.338.051)	(1.374 414)
TOTAL ADMISSION OF FUNDS	**22.633.157**	**51.919.272**	**39.677.443**	**20.930.865**	**51.061.266**	**39.443.011**
CASH FLOWS INVESTING ACTIVITIES						
Dividends received from subsidiary/associated companies	698 017	1.312.262	1.027.862	274 437	528 230	499.731
Interest on own capital receivable	5.278	5.278	-	5.278	12.178	28.543
Disposal of non-operating assets	10.984	66.321	51.532	16.550	72.002	52.008
Disposal of property and equipment in use	22.065	23 152	95.454	21.967	23 054	95 271
Disposal of leased assets	10.041	10.041	-	56 202	98.541	56.294
Disposal of investments	922.432	922.432	-	926.509	926.509	164.922
Adjustment to market value of affiliates	-	-	(71.350)	-	105	61.374
Applications in assets not for own use	(22.417)	(36.673)	(35.244)	(15.008)	(29 568)	(35.612)
Applications in fixed assets for use	(432.181)	(556 882)	(336.402)	(432.181)	(556.885)	(336.402)
Applications in fixed assets for leasing	-	-	(38 409)	(410.381)	(762.222)	(741.158)
Applications in investments	(5 432)	(47.584)	-	(14 965)	(87.676)	(164.737)
Expenditures in deferred charges	(128.732)	(261.660)	(182 528)	(128 719)	(201.092)	(182.496)
TOTAL FUNDS OBTAINED/INVESTMENTS	**1.080.055**	**1.436.687**	**610.915**	**299.689**	**23.176**	**(502.262)**
Net Cash Variation	**(376.216)**	**(401.227)**	**(1.085.417)**	**(371.995)**	**(396.770)**	**(1.078.852)**
At the beginning of the period	4.717.510	4.742 521	5 827.939	4.724 035	4.748 810	5.827.663
At the end of the period	4.341.294	4.341.294	4.742.522	4.352.040	4.352.040	4.748.811
Increase (decrease) in cash and cash equivalents	**(376.216)**	**(401.227)**	**(1.085.417)**	**(371.995)**	**(396.770)**	**(1.078.852)**

ADDITIONAL INFORMATION TO THE FINANCIAL STATEMENTS

Statement of Cash Flow

	BB- Domestic and Foreign branches			BB-Consolidated		
	2nd Semester 2007	Year 2007	Year 2006	2nd sem/2007 2007	Year 2007	Year 2006
CASH FLOWS FORM OPERATING ACTIVITIES						
Net Income	2.580.951	5.058.119	6.043.777	2.580.951	5.058.119	6.043.777
Depreciation and amortization	367.144	728.582	697.295	367.792	729.865	698.634
Depreciation of leased assets	15.157	30.543	24.618	230.973	436.312	323.424
Equity in the earnings (loss) of subsidiary and associated companies	(482.192)	(791.373)	(819.971)	(162.110)	(153.501)	(287.981)
(Profit)/ loss on the sale of assets	(24.078)	(22.478)	(56.423)	(24.261)	(22.666)	(56.546)
(Profit)/loss on the disposal of investements	(169.619)	(169.619)	-	(170.147)	(170.147)	-
(Profit)/loss on the disposal of property and equipment in use	(30.500)	(52.908)	-	(30.501)	(52.908)	-
Excess depreciation	-	-	-	(31.197)	(69.192)	(69.317)
Changes in the currency exchange rate	(144.572)	(452.371)	(147.421)	(195.801)	(574.812)	(262.524)
Provision/(reversal) for devaluation of other assets	4.923	(2.456)	(7.113)	4.925	2.486	(7.652)
Other adjustments	(152.557)	(110.010)	(26.557)	(130.679)	(79.497)	(969)
Short-term interbank investments	(1.623.490)	(24.660.748)	(1.217.726)	490.076	(22.036.208)	(91.777)
Securities and derivative financial instruments	(2.780.034)	(1.487.848)	(6.202.406)	(3.130.040)	(2.273.456)	(6.637.714)
Interbank and interdepartmental accounts	(3.387.057)	(6.416.175)	(3.177.286)	(3.417.945)	(6.440.316)	(3.181.038)
Loan operations	(13.462.505)	(25.423.343)	(27.213.321)	(13.315.104)	(24.959.157)	(27.916.038)
Lease operations	(601)	3.020	(12.978)	(9.462)	(20.537)	8.334
Other receivables	(4.072.538)	(4.746.719)	(5.455.221)	(4.160.512)	(4.760.069)	(5.374.335)
Other assets	(1.797.260)	(1.925.652)	(404.766)	(1.784.853)	(1.931.618)	(418.744)
Other liabilities	451.791	6.034.559	(4.327.453)	663.103	5.181.765	(3.023.387)
Changes in deferred income	22.792	(5.867)	4.054	22.527	(6.132)	4.054
Capital increase of subsidiaries	-	-	-	-	-	(25.765)
Revaluation reserve recognized by the equity method of accounting	481	274	2.536	481	274	2.536
Capital increase	500.952	500.952	1.116	500.952	500.952	1.116
Capital transfer between overseas branches	-	-	769.160	-	-	-
Donations and investment subsidies	-	-	-	4.899	4.899	-
Adjustment to market value - secunties & derivative financial instruments	93.384	154.332	252.311	93.384	154.332	252.311
CASH PROVIDED/(USED IN) OPERATIONS	**(24.089.428)**	**(53.757.186)**	**(41.273.775)**	**(21.602.549)**	**(51.481.212)**	**(40.019.601)**
CASH FLOWS FROM FINANCING ACTIVITIES						
Deposits	23.966.023	30.264.157	19.266.847	23.737.469	29.441.529	21.182.699
Repurchase agreements	(2.405.827)	22.859.418	18.711.200	(2.448.751)	22.986.723	18.775.131
Funds from acceptance and issue securities	172.243	(244.473)	(15.139)	(189.699)	725.146	(861.593)
Borrowing and onlendings	2.792.994	3.380.736	1.211.762	1.722.467	2.248.632	(156.303)
Derivative financial instruments	(107.083)	(1.564.506)	2.940.281	(105.428)	(1.564.704)	2.940.585
Dividends and bonuses proposed	(346.228)	(685.196)	(1.043.096)	(346.228)	(685.196)	(1.043.096)
Repatriation of resources	(752.813)	(752.813)	(19.998)	(752.813)	(752.813)	(19.998)
Interest on own capital proposed	(686.152)	(1.338.051)	(1.374.414)	(686.152)	(1.338.051)	(1.374.414)
TOTAL ADMISSION OF FUNDS	**22.633.157**	**51.919.272**	**39.677.443**	**20.930.865**	**51.061.266**	**39.443.011**

CASH FLOWS INVESTING ACTIVITIES						
Dividends received from subsidiary/associated companies	698.017	1.312.262	1.027.862	274.437	528.230	499.731
Interest on own capital receivable	5.278	5.278	-	5.278	12.178	28.543
Disposal of non-operating assets	10.984	66.321	51.532	16.550	72.002	52.008
Disposal of property and equipment in use	22.065	23.152	95.454	21.967	23.054	95.271
Disposal of leased assets	10.041	10.041	-	56.202	98.541	56.294
Disposal of investments	922.432	922.432	-	926.509	926.509	164.922
Adjustment to market value of affiliates	-	-	(71.350)	-	105	61.374
Applications in assets not for own use	(22.417)	(36.673)	(35.244)	(15.008)	(29.568)	(35.612)
Applications in fixed assets for use	(432.181)	(556.882)	(336.402)	(432.181)	(556.885)	(336.402)
Applications in fixed assets for leasing	-	-	(38.409)	(410.381)	(762.222)	(741.158)
Applications in investments	(5.432)	(47.584)	-	(14.965)	(87.676)	(164.737)
Expenditures in deferred charges	(128.732)	(261.660)	(182.528)	(128.719)	(201.092)	(182.496)
TOTAL FUNDS OBTAINED/INVESTMENTS	**1.080.055**	**1.436.687**	**510.915**	**299.689**	**23.176**	**(502.262)**
Net Cash Variation	**(376.216)**	**(401.227)**	**(1.085.417)**	**(371.995)**	**(396.770)**	**(1.078.852)**
At the beginning of the period	4.717.510	4.742.521	5.827.939	4.724.035	4.748.810	5.827.663
At the end of the period	4.341.294	4.341.294	4.742.522	4.352.040	4.352.040	4.748.811
Increase (decrease) in cash and cash equivalents	**(376.216)**	**(401.227)**	**(1.085.417)**	**(371.995)**	**(396.770)**	**(1.078.852)**

Banco do Brasil S.A.

Independent auditors' report
Financial statements
Year ended December 31, 2007 and 2006

(A free translation of the original report in Portuguese as published in Brazil containing financial statements prepared in accordance with accounting practices adopted in Brazil)

Independent auditors' report

To
The Board of Directors and Shareholders
Banco do Brasil S.A.
Brasília - DF

1. We have examined the balance sheet of Banco do Brasil S.A. (BB – Domestic and foreign branches) and the consolidated balance sheet of Banco do Brasil S.A. and its subsidiaries (BB – Consolidated) as of December 31, 2007 and 2006 and the related statements of income, changes in shareholders' equity and changes in financial position for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements. The financial statements of certain foreign branches, where assets, shareholders' equity and net income totaled, as of December 31, 2007, R$ 11,403 million (R$11,827 million in 2006), R$ 533 million (R$750 million in 2006) and R$ 43 million (R$ 18 million in 2006), respectively, were examined by other independent auditors. Our opinion, insofar as it relates to the balances of these foreign branches, is based solely on the reports of other independent auditors.

2. Our examination was conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Bank; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by management of the Bank and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, based on our examination, and the reports prepared by other independent auditors as mentioned in the first paragraph, the aforementioned financial statements present fairly, in all material respects, the financial position of Banco do Brasil S.A. (BB – Domestic and foreign branches) and Banco do Brasil S.A. and its subsidiaries (BB – Consolidated) as of December 31, 2007 and 2006, and the results of their operations, changes in shareholders' equity and changes in financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

4. Our examination was conducted with the objective of expressing an opinion on the financial statements taken as a whole. The statements of cash flows and statements of added value of Banco do Brasil S.A. (BB – Domestic and foreign branches) and Banco do Brasil S.A. and its subsidiaries (BB – Consolidated) for the years ended December 31, 2007 and 2006, are not required by accounting practices adopted in Brazil, and are being presented as supplementary information to the financial statements. This supplementary information was subject to the same audit procedures as those applied to the financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

5. As described in Note 18(a), as of December 31, 2007, the Bank recorded assets in the amount of R$ 13,811 million (R$ 8,595 million in 2006) related to income tax and social contribution tax credits, the realization and maintenance of which are contingent upon the future generation of taxable income and compliance with the regulations defined in Resolutions 3059/02 and 3355/06, issued by the Brazilian Monetary Council.

February 22, 2008

KPMG Auditores Independentes
CRC 2SP014428/O-6-F-DF

The original version in Portuguese was signed by

Francesco Luigi Celso
Accountant CRC 1SP175348/O-5-S-DF

José Claudio Costa
Accountant CRC 1SP167720/O-1-S-DF

Summary of the Audit Committee Report

Introduction

The Audit Committee, organized by the Banco do Brasil Financial Group and governed by its bylaws, which are available at http://www.bb.com.br in the Investor Relations section of the web page, is an advisory body to the Board of Directors and its main functions are to independently evaluate the effectiveness of the internal control system and internal and independent audits, and to review the financial statements prior to publication.

The Audit Committee is organized to attend Banco do Brasil S.A. and its wholly-owned subsidiaries: BB - Banco de Investimento S.A., BB - Leasing S.A. Arrendamento Mercantil, BB - Administração de Ativos - Distribuidora de Títulos e Valores Mobiliários S.A., BB - Administradora de Cartões de Crédito S.A., Banco Popular do Brasil S.A. and BB - Administradora de Consórcios S.A.

The managements of Banco do Brasil and its subsidiaries are responsible for preparing and assuring the integrity of the financial statements, for managing risks, for maintaining an effective, consistent internal control system and for monitoring conformity with applicable legal and regulatory standards.

The Internal Audit is responsible for periodically and independently perform its activities including internal controls reviews in order to evaluate if they are adequate and effective, as well as to evaluate whether risk management procedures are adequately performed.

KPMG Auditores Independentes is responsible for auditing the financial statements and for issuing an opinion on whether the financial position are present fairly, in all material aspects, and in conformity with accounting practices adopted in Brazil.

Activities

In compliance with its 2007 annual plan, the Committee had 115 meetings with the Board, internal and external auditors, and senior management responsible for the main directorate including strategic business, internal controls and risk management.

During these meetings, the main issues were discussed, such as the *Novo Acordo de Capital* (Basel II), adherence to applicable rules and regulations, money laundering prevention procedures, funds and governmental programs, tax credits, allowance for loan losses, IT security information and technological systems and solutions implemented or in the process of being implemented, and recommendations for internal controls reported by the internal and external auditors and external regulators. Where suggestions for improvement were observed, recommendations for improvement were made.

It also followed a Banco do Brasil's internal control evaluation diagnostic focusing on the Sarbanes-Oxley Act requirements, the technical studies concerning the acquisition of financial institutions, the agreements which resulted on the fact that contribution from Banco do Brasil and its employees to the pension plan were suspended, and on the reformulation of the health plan's bylaws.

In addition, the Committee held periodic meetings with the internal and external audit teams during their audits and it was informed of the conclusions reached and recommendations made.

The Audit Committee examined the most significant variations in account balances and the criteria used to establish provisions; and had also evaluated extraordinary events that occurred during the period, as well as the procedures used for preparing the financial statements.

The Audit Committee discussed the opinion expressed by the independent auditors and other significant aspects related to the financial statements. In addition the Committee assessed the information provided by KPMG in their internal control reports throughout their work.

Focused on improving its governance, the Committee performed a self assessment in order to align to the best international governance practices. The results have been presented to the Executive Board.

Conclusions

Based on the activities undertaken during the period, observation on the system and internal control environment, Board management interviews, assessment of activities performed by internal control and risk management directorate, the internal and external audit reports and their conclusions, and taking into consideration the responsibilities of the Committee and the limitations on the scope of its activities, the Committee concluded that:

a. the internal control system has been the object of constant attention by senior management, is considered adequate in relation to the size and complexity of the business; and have been improved;

b. the Group adopts a conservative posture in the assumption of risks and has appropriate instruments in place for risk management and mitigation;

c. the internal auditors' functions have been assessed as satisfactory, improvement on its performance is shown, as well as adequately reported to the Committee's request;

d. the external auditors work is being carried out effectively and nothing was noted that would indicate non-compliance with applicable independence rules and regulations; and

e. the financial statements for the year ended December 31, 2007 were prepared in conformity with legal standards and accounting practices adopted in Brazil, and present fairly, in all material respects, the financial situation of the Group for the period then ended, and are sufficient to support the decision-making processes of market agents, as well as the requirements of other users.

Brasília-DF, 22 February 2008

Flavio Fernando da Fontoura Ferreira

José Danúbio Rozo

José Gilberto Jaloretto

DECLARATION OF THE BOARD OF DIRECTORS

In compliance with paragraph V of Art. 142 of Law 6404 of December 15, 1976, the Board of Directors of Banco do Brasil S.A. declares that, in a meeting performed on this date, it became aware of the accounts of the Directors, of the report of the Audit Committee and of the Management's Report of 2007 and recommends the approval of the accounts related to this period.

On February 22, 2008.

Antonio Francisco de Lima Neto

Bernardo Gouthier Macedo

Francisco Augusto da Costa e Silva

Cleber Ubiratan de Oliveira

Tarcísio José Massote de Godoy

Henrique Jager

BANCO DO BRASIL

Conselho Fiscal

FISCAL COUNCIL REPORT

THE FISCAL COUNCIL OF BANCO DO BRASIL S.A., according to its legal and statutory responsibilities, examined the Management Report, the Balance Sheet and other Financial Statements – including the proposal concerning the net income for the year destinations – related to the fiscal year ended December 31, 2006, which were approved, in this date, by the Board of Directors.

Our opinion, based on our exams performed, on the information and the clarifications provided throughout the year, and taking into consideration the unqualified Independent Auditor's Report issued by KPMG Auditores Independentes, on this date, is that the aforementioned corporate documents are fairly reflected to be sent for approval by the Stockholder's General Meeting.

Brasília (DF), 22 February 2008.

Agostinho do Nascimento Netto
Member

Eduardo Grande Bittencourt
Member

Eustáquio Wagner Guimarães Gomes
Member

Marcos Machado Guimarães
Member

Otavio Ladeira de Medeiros
Member

EXECUTIVE BOARD

PRESIDENT

Antonio Francisco de Lima Neto

VICE-PRESIDENTS

Adézio de Almeida Lima
Aldemir Bendine
Aldo Luiz Mendes
José Luis Prola Salinas
José Maria Rabelo
Luís Carlos Guedes Pinto
Luiz Alberto Maguito Vilela
Luiz Oswaldo Sant'Iago Moreira de Souza
Milton Luciano dos Santos

BOARD OF OFFICERS

Alexandre Corrêa Abreu
Augusto Braúna Pinheiro
Clara da Cunha Lopes
Edson de Araújo Lôbo
Francisco Claudio Duda
Geraldo Afonso Dezena da Silva
Glauco Cavalcante Lima
Izabela Campos Alcântara Lemos
Joaquim Portes de Cerqueira César
José Carlos Soares
José Carlos Vaz
Juraci Masiero
Jussara Silveira de Andrade Guedes
Luiz Carlos Silva de Azevedo
Luiz Gustavo Braz Lage
Maria da Glória Guimarães dos Santos
Nilo José Panazzolo
Nilson Martiniano Moreira
Paulo Euclides Bonzanini
Paulo Roberto Evangelista de Lima
Paulo Rogério Caffarelli
Renê Sanda
Ricardo José da Costa Flores
Sandro Kohler Marcondes
Sérgio Ricardo Miranda Nazaré
William Bezerra Cavalcanti Filho

CONTADORIA

Pedro Carlos de Mello
Contador Geral
Contador CRC-DF 5.773/O-7
CPF 132.520.380-72

Eduardo Cesar Pasa
Contador CRC-DF 017601/O-5
CPF 541.035.920-87

BOARD OF DIRECTORS

Bernard Appy (Presidente)
Antonio Francisco de Lima Neto (Vice-Presidente)
Bernardo Gouthier Macedo
Cleber Ubiratan de Oliveira
Francisco Augusto da Costa e Silva
Tarcísio José Massote de Godoy

BOARD OF AUDITORS

Otavio Ladeira de Medeiros (Presidente)
Agostinho do Nascimento Netto
Eduardo Grande Bittencourt
Eustáquio Wagner Guimarães Gomes
Marcos Machado Guimarães

AUDIT COMMITEE

José Danúbio Rozo (Coordenador)
José Gilberto Jaloretto
Flavio Fernando da Fontoura Ferreira


END